As filed with the Securities and Exchange Commission on February 22, 2011
Registration No. 333-171734
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AIR LEASE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	7359	27-1840403
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2000 Avenue of the Stars, Suite 600N
Los Angeles, CA 90067
(310) 553-0555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John L. Plueger
President & Chief Operating Officer
Air Lease Corporation
2000 Avenue of the Stars, Suite 600N
Los Angeles, CA 90067
(310) 553-0555

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Grant A. Levy Executive Vice President, General Counsel & Secretary Air Lease Corporation 2000 Avenue of the Stars, Suite 600N Los Angeles, CA 90067 (310) 553-0555	Robert B. Knauss, Esq. Mark H. Kim, Esq. Munger, Tolles & Olson LLP 355 South Grand Avenue, 35th Floor Los Angeles, CA 90071 (213) 683-9100	Joseph A. Hall Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)(2)	Registration Fee(3)
Class A Common Stock, par value $0.01 per share	$100,000,000	$11,610

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes shares of Class A Common Stock that the underwriters have the option to purchase from the registrant solely to cover over-allotments, if any.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 22, 2011.

Prospectus

shares

Class A Common Stock

This is an initial public offering by Air Lease Corporation of shares of its Class A Common Stock. Air Lease Corporation is selling           shares of Class A Common Stock. The estimated initial public offering price is between $      and $      per share.

We have applied to list our Class A Common Stock on           under the symbol “          .”

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to Air Lease Corporation, before expenses	$	$

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to           additional shares of our Class A Common Stock from us at the initial public offering price, less underwriting discounts and commissions.

Investing in our Class A Common Stock involves a high degree of risk. See “Risk factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A Common Stock to investors on or about               , 2011.

J.P. Morgan	Credit Suisse	FBR Capital Markets

          , 2011

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, Class A Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A Common Stock.

Dealer prospectus delivery obligation

Until          , 2011, all dealers that buy, sell or trade in our Class A Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Industry and market data

Market data and forecasts used in this prospectus have been obtained from independent industry sources and publications as well as from research reports, including, without limitation, data relating to the airline industry provided by AVITAS, Inc. (“AVITAS”), a full-service aviation consulting firm retained by us to provide aviation market and industry data for inclusion in this prospectus. Although we believe that these sources are credible, we have not independently verified the accuracy or completeness of the data obtained from these sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary sets forth the material terms of this offering but does not contain all of the information that you should consider before deciding to invest in our Class A Common Stock. You should read the entire prospectus carefully before making an investment decision, especially the risks of investing in our Class A Common Stock discussed in the section titled “Risk factors” and our financial statements and related notes appearing elsewhere in this prospectus. Unless the context otherwise requires, the terms “Company,” “ALC,” “we,” “our” and “us” refer to Air Lease Corporation and its subsidiaries.

Our company

Air Lease Corporation is an aircraft leasing company that was launched in February 2010 by aviation industry pioneer Steven F. Udvar-Házy. We are principally engaged in purchasing commercial aircraft which we, in turn, lease to airlines around the world to generate attractive returns on equity. We lease our aircraft to airlines pursuant to net operating leases that require the lessee to pay for maintenance, insurance, taxes and all other aircraft operating expenses during the lease term.

As of December 31, 2010, we owned 40 aircraft of which four are new aircraft and 36 are used aircraft. Our fleet is comprised of fuel-efficient and newer technology aircraft, consisting of narrowbody (single-aisle) aircraft, such as the Airbus A319/320/321 and the Boeing 737-700/800, and select widebody (twin-aisle) aircraft, such as the Airbus A330-200 and the Boeing 777-300ER. We manage lease revenues and take advantage of changes in market conditions by acquiring a balanced mix of aircraft types, both new and used. Our used aircraft are generally less than five years old. All of the aircraft we own are leased, except for one aircraft with respect to which we have entered into a binding lease commitment but for which delivery has not yet occurred. Additionally, as of December 31, 2010, we have entered into purchase commitments to acquire an additional 144 new aircraft through 2017 and four used aircraft in 2011.

Through careful management and diversification of our leases and lessees by geography, lease term, and aircraft age and type, we mitigate the risks of owning and leasing aircraft. We believe that diversification of our leases and lessees reduces the risks associated with individual lessee defaults and adverse geopolitical and regional economic events. We manage lease expirations in our fleet portfolio over varying time periods in order to minimize periods of concentrated lease expirations and mitigate the risks associated with cyclical variations in the airline industry. We target to place new aircraft under leases with a minimum term of six years for narrowbody aircraft and nine years for widebody aircraft. As of December 31, 2010, the weighted average lease term remaining on our current leases was 5.6 years, and we leased the aircraft in our portfolio to 25 airlines in 15 countries.

We operate our business on a global basis, providing aircraft to airline customers in every major geographical region, including emerging and high-growth markets such as Asia, the Pacific Rim, Latin America, the Middle East and Eastern Europe. According to AVITAS, many of these emerging markets are experiencing increased demand for passenger airline travel and have lower market saturation than more mature markets such as North America and Western Europe. In addition, airlines in some of these emerging markets have fewer financing alternatives, enabling us to command relatively higher lease rates compared to more mature markets. With our well-established industry contacts and access to capital, we believe we will be able to continue successfully implementing our business strategy worldwide. As of December 31, 2010, we have entered into leases and lease commitments with airlines in Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Ireland, Italy, Japan, Kazakhstan, Kenya, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Russia, South Africa, South Korea, Spain, Sri Lanka, Trinidad & Tobago, Turkey, United Arab Emirates, United States and Vietnam.

While our primary business is to own and lease aircraft, we also plan to provide fleet management and remarketing services to third parties for a fee. These services are similar to those we perform with respect to our fleet, including leasing, re-leasing, lease management and sales services.

Air Lease Corporation is led by a highly experienced management team that includes Mr. Udvar-Házy, our Chairman and Chief Executive Officer, John L. Plueger, our President and Chief Operating Officer, Grant A. Levy, our Executive Vice President, General Counsel and Secretary, Marc H. Baer, our Executive Vice President, Marketing, Alex A. Khatibi, our Executive Vice President, Jie Chen, our Executive Vice President and Managing Director of Asia, James C. Clarke, our Senior Vice President and Chief Financial Officer, Gregory B. Willis, our Vice President, Finance, and Chief Accounting Officer, and John D. Poerschke, our Senior Vice President of Aircraft Procurement and Specifications. On average, our senior management team has over 23 years of experience in the aviation industry.

Operations to date

Current fleet

As of December 31, 2010, our aircraft fleet consisted of 36 narrowbody aircraft and four widebody aircraft, and the weighted average age of our aircraft fleet was 3.8 years.

Aircraft purchase commitments

As of December 31, 2010, we had committed to acquire a total of 144 new aircraft and four used aircraft at an estimated aggregate purchase price (including adjustment for anticipated inflation) of approximately $6.2 billion for delivery as shown below.

Aircraft type	2011	2012	2013	2014	2015	2016	2017	Total

Airbus A320/321-200	10	9	13	12	7			51
Airbus A330-200/300	2	4						6
Boeing B737-800(1)	5	3	12	12	12	12	9	65
Boeing B777-300ER	1							1
Embraer E190	4	8	3					15
ATR 72-600	2	8						10

Total	24	32	28	24	19	12	9	148

(1)	Four of the five Boeing B737-800s that we will acquire in 2011 will be used aircraft.

Our new aircraft are being purchased pursuant to binding purchase agreements with each of Airbus S.A.S. (“Airbus”), The Boeing Company (“Boeing”), Embraer S.A. (“Embraer”) and Avions de Transport Régional (“ATR”), or through sale-leaseback transactions with other airline customers. Under certain circumstances, we have the right to alter the mix of aircraft types that we ultimately acquire. We also have cancellation rights with respect to six of the Airbus A320/321 aircraft and six of the Boeing 737-800 aircraft.

We have lease commitments for all 24 aircraft to be delivered in 2011 and for 16 out of 32 aircraft to be delivered in 2012. Our lease commitments for the 24 aircraft to be delivered in 2011 are comprised of 19 binding leases and five non-binding letters of intent. Our lease commitments for the 16 out of 32 aircraft to be delivered in 2012 are comprised of nine binding leases and seven non-binding letters of intent. While we actively seek lease placements for the aircraft that are scheduled to be delivered through 2017, in making our lease placement decisions, we also take into consideration the anticipated growth in the aircraft leasing market and anticipated improvements in lease rates, which could lead us to determine that entering into particular lease arrangements at a later date would be more beneficial to us.

We had 40 aircraft in our fleet as of December 31, 2010 and anticipate growing our fleet to approximately 100 aircraft by the end of 2011. We intend to grow our fleet by purchasing the 24 aircraft for which we have purchase commitments in 2011 as well as acquiring 35 to 40 aircraft through additional purchases from aircraft manufacturers, other lessors and airlines.

Our business and growth strategies

We believe that we entered the aircraft leasing industry at an opportune time, as both airlines’ use of net operating leases and the demand for air travel are expected to grow in the near future, consistent with a trend of growth in air travel over the last 40 years, as forecasted by AVITAS. Accordingly, we are pursuing the following business and growth strategies:

Capitalize on attractive market opportunities to grow our modern fleet of aircraft. We plan to continue acquiring aircraft and expect that a significant portion of these acquisitions will be subject to existing or new leases that produce immediate positive cash flows. We seek aircraft that produce attractive returns on equity while maintaining diversified lease portfolio characteristics in terms of aircraft type, aircraft age, lease term and geographic location of our lessees. We intend to continue to take advantage of the current economic environment to make opportunistic purchases of aircraft and aircraft portfolios. We plan to expand our fleet with a mix of narrowbody and widebody commercial aircraft that we expect to have long useful lives and that are currently in widespread use by airlines, with a greater focus on acquiring narrowbody aircraft. Based on our ongoing discussions with airlines, we believe narrowbody and certain widebody aircraft will continue to experience strong global airline demand. We have also entered into commitments to purchase select fuel-efficient regional jets and turboprop aircraft, such as the Embraer E190 and ATR 72-600 aircraft types. We believe market demand for these types of aircraft will grow as they are well suited for direct service between smaller and medium-sized cities and between such cities and major hub cities.

Continue to develop and grow our long-standing relationships and cultivate new relationships. We believe our management team’s experience in the aircraft leasing industry provides us immediate access to key decision makers at airframe and engine manufacturers and major airlines around the world, thereby enabling us to make prompt acquisitions of new aircraft, enter into new leases, and anticipate airlines’ longer-term needs so as to tailor our fleet and leases to their specific needs. Additionally, we believe our relationships with airframe and engine manufacturers allow us to influence their airframe and engine designs to better meet the needs of our airline customers. In our view, the aircraft leasing industry continues to be relationship-driven, and airframe and engine manufacturers and our airline customers will place a high value on the expertise and experience of our management team. This will help us develop new relationships, while we use our long-standing contacts to grow our business. We believe these relationships will help to establish us as a leader in the aircraft leasing industry over time.

Emphasize marketing in high-growth areas of the world. As our portfolio grows, we anticipate that a growing percentage of our aircraft will be located in Asia, the Pacific Rim, Latin America, the Middle East and Eastern Europe, although we will continue to enter into select leasing transactions in North America and Western Europe. We expect aircraft demand to increase in emerging markets over the next five years, as forecasted by AVITAS. We believe a developing infrastructure supporting direct air travel to more destinations within emerging market regions, combined with economic and population growth, an expected increase in the number of low-cost carriers, expansion of existing low-cost carriers, deregulation in air travel, and a significant increase in such areas’ middle-class populations, will lead to growth in passenger air travel in these regions.

Enter into strategic ventures. We may, on occasion, enter into strategic ventures with third parties in order to take advantage of favorable financing or other opportunities, to share capital and/or operating risk, and/or to earn fleet management fees. Given our broad experience in acquiring, leasing, financing and managing aircraft, we believe that third parties seeking to invest in the aircraft leasing industry will view us as an attractive partner.

Actively manage our lease portfolio to optimize returns and minimize risk through diversification. In actively managing our aircraft portfolio, we seek to optimize returns and minimize risks by appropriately and prudently diversifying the types of aircraft we acquire, maintaining a low average fleet age, spreading out over a number of years the termination dates for our leases, achieving geographic diversification, and minimizing our exposure to customer concentration. Our acquisition of desirable aircraft types with a low average fleet age helps to maximize the mobility of our assets across global markets, which allows us to achieve a high rate of lease placements on attractive lease terms. Through the implementation of our diversification strategies, we believe that we are in a position to reduce our exposure to industry fluctuations over a particular period of time, economic fluctuations in a particular regional market, changes in customer preferences for particular aircraft, and the credit risk posed by a particular customer.

Our financing strategies

In addition to our business and growth strategies described above, the successful implementation of our financing strategies is critical to the success and growth of our business.

As we grow our business, we envision funding our aircraft purchases through multiple sources, including the $1.3 billion of cash we raised in our prior private placement of Class A Common Stock and Class B Non-Voting Common Stock (together, the “Common Stock”), expected proceeds from any exercise of outstanding warrants, cash raised in this offering and in potential future equity offerings, future earnings and cash flow from operations, existing debt facilities, potential future debt financing and government-sponsored export guaranty and lending programs. We intend to employ multiple debt and equity strategies to provide us with financial flexibility to fund our aircraft purchases on the best terms available.

In May 2010, we entered into a non-recourse revolving credit facility to finance the acquisition of aircraft (the “Warehouse Facility”). This credit facility provides us with secured financing of up to $1.5 billion from a syndicate of eight lenders. We are able to draw on this facility during an initial two-year availability period. The outstanding drawn balance at the end of the initial two-year period may be converted at our option to an amortizing, four-year term loan. As of December 31, 2010, we had borrowed $554.9 million under the Warehouse Facility. This facility provides us with ample liquidity to make opportunistic acquisitions of aircraft on short notice as we had an available balance of $945.1 million as of December 31, 2010.

In addition, we fund some aircraft purchases through secured bilateral term financings and unsecured term and revolving credit facilities. As of December 31, 2010, we had outstanding loan balances, excluding drawings under the Warehouse Facility, of $224.0 million in secured term debt and $133.1 million in unsecured financing, and had $120.0 million in available but undrawn revolving unsecured credit facilities. We will also use cash on hand to purchase aircraft and may use such acquired aircraft to secure new debt financing. Over time, we expect to access the public debt capital markets, subject to market conditions.

Furthermore, we have started the processes to secure financing from government-sponsored export guaranty and lending programs offered by agencies such as the European Export Credit Agencies (“ECAs”), the Export-Import Bank of the United States (“Ex-Im Bank”) and Seguradora Brasileira Crédito à Exportação S.A. (“SBCE”) in conjunction with the Brazilian Development Bank (“BNDES”).

In an effort to sustain our long-term financial health and limit our exposure to unforeseen dislocations in the capital markets, we intend to maintain a debt-to-equity ratio (excluding deferred tax liabilities for calculation purposes) generally within a range of 2-to-1 to 3-to-1. Due to the seasonality of aircraft deliveries, we expect this ratio to fluctuate within that range during the course of a typical fiscal year, although on occasion we may fall outside this range. In addition, we may from time to time enter into interest rate hedging arrangements to limit our exposure to increases in interest rates on our floating-rate debt.

We believe that the implementation of our financing strategies will help us maintain a prudent amount of leverage, while also maintaining financial flexibility to seize attractive market opportunities.

Our competitive strengths

We believe that the following strengths assist us in executing our business and growth strategies and provide us with an advantage over many of our competitors:

Highly experienced management team with diversified aviation and technical experience. Our senior management team, with an average of over 23 years of experience in the aviation industry, has significant experience in all aspects of the aviation and aircraft leasing industries, including the implementation of innovative lease structures, strategic planning, risk diversification, fleet restructuring, aircraft purchasing and financing strategies, and general transactional capabilities. We have separate Sales, Marketing and Commercial Affairs; Finance and Accounting; Legal; Commercial Contracts; Aircraft Procurement and Specifications; and Technical Asset Management departments that are involved in our leasing, sales and purchasing business. Our Technical Asset Management department has in-depth knowledge of aircraft, engines, avionics and the various regulations governing the maintenance of aircraft. This department monitors the fleet while on lease to our airline customers, handles the transfer of the aircraft from one operator to the next and monitors operator compliance with its technical and maintenance obligations under our leases.

Available deployable capital to capture attractive market opportunities. With the net proceeds from this offering, cash on hand, the financing available under the Warehouse Facility and multiple unsecured lines of credit, we have significant purchasing power that we can quickly deploy to acquire additional aircraft. In addition, we anticipate supplementing our access to capital with debt guaranteed by government agencies such as Ex-Im Bank and the ECAs and loans from BNDES for qualifying aircraft purchases and other debt financing arrangements. Our access to capital provides us with the flexibility to complete attractive aircraft purchases.

Strong aircraft delivery pipeline. Through our strategic and opportunistic approaches to acquiring aircraft and our strong relationship with airframe manufacturers, as of December 31, 2010, we entered into commitments to acquire 144 new aircraft over the next six years. We believe that our access to this strong aircraft delivery pipeline over this period gives us the ability to provide airline customers with a comprehensive multi-year solution to their aircraft leasing and fleet needs. This ability represents a significant competitive advantage in developing, renewing and expanding customer relationships as we have new aircraft available for delivery during periods far earlier than most of our airline customers can obtain new aircraft directly from airframe and engine manufacturers.

Young, modern and efficient aircraft fleet. Our aircraft portfolio primarily consists of modern, fuel-efficient, narrowbody aircraft. As of December 31, 2010, the weighted average age of the aircraft in our current portfolio was 3.8 years. We believe we have one of the world’s youngest operating lease portfolios. Younger aircraft are more desirable than older aircraft because of their fuel efficiency, lower maintenance costs, and longer remaining useful lives. Furthermore, younger aircraft are more likely to be in compliance with newer environmental standards or are more easily brought up to environmental compliance without costly modifications. We believe our aircraft, and the additional aircraft that we will acquire, are in high demand among our airline customers and are readily deployable to various markets throughout the world. We expect that our fleet of young, high-demand aircraft will enable us to provide stable and growing cash flows to our stockholders over the long term.

Long-standing relationships with a global, diversified customer base. Our management team is well-known in the aviation industry and we are able to benefit from the long-standing relationships that Messrs. Udvar-Házy and Plueger and other key members of management have with more than 200 airlines in over 70 countries.

Strong manufacturer relationships. The supply of commercial passenger aircraft is dominated by a few airframe manufacturers, including Boeing, Airbus, ATR, Embraer and Bombardier Inc. (“Bombardier”). Through our management team’s active and long-standing participation in the aviation industry, we have developed strategic relationships with many of the manufacturers and suppliers of aircraft and aircraft parts, which enables us to leverage competitive acquisition and delivery terms and to influence new aircraft design.

Our management team’s and our board of directors’ significant investment in us aligns the interests of management and our board with those of our other stockholders. Members of our management team (and their families or affiliates) and members of our board of directors invested an aggregate of approximately $90.5 million in shares of our Class A Common Stock. We believe that our management team’s and our board of directors’ significant combined ownership stake in our Class A Common Stock, along with additional equity incentive grants, closely aligns our management team’s and our board of directors’ interests with those of our other stockholders.

Overview of the aircraft leasing industry

Over the last 40 years, demand for air travel has consistently grown both in terms of the number of aircraft and passenger traffic. Today, air travel has penetrated most world regions, and the highest growth is now coming from emerging markets and economies such as Asia, Latin America and the Middle East. The long-term outlook for growth in the airline industry remains robust primarily due to increased passenger traffic, driven by growth in demand from these emerging markets. After suffering a decrease in air traffic during the financial crisis of 2008/2009, air traffic in 2010 increased approximately 7% over 2009 levels, according to AVITAS. Moreover, AVITAS forecasts that there will be more than 24,000 aircraft in service by 2015, which represents an increase of approximately 5,000 aircraft (or over 25%) compared with today’s number of aircraft.

Due to the cost of aircraft acquisitions, aircraft financing complexities and the airlines’ need for fleet flexibility, the role of operating lessors as suppliers of aircraft has expanded significantly over the last 20 years. In the late 1960s and early 1970s, airlines generally owned all of their aircraft, which were financed through loans that were collateralized by the aircraft themselves. At that time, airline fleets were typically small in size and limited to a few aircraft types. As airline fleets expanded and fixed costs for maintenance and ownership rapidly increased, airlines began to outsource the ownership of many of their airplanes through the adoption of aircraft leases. According to AVITAS, aircraft leasing has grown steadily since the 1970s and, as of December 2010, aircraft operating leases comprised approximately 35% of the more than 19,000 commercial jet aircraft fleet in service.

Leasing is attractive to nearly all airlines and is particularly attractive to start-up and low-cost carriers. Airlines have turned to operating leases for an increasing share of their financing requirements as operating leases provide fleet planning flexibility, relatively low capital investment and the avoidance of balance sheet residual value risk. An operating lease allows an airline to preserve capital that can be invested in other aspects of its operations. Furthermore, since operating lessors can provide airlines with different aircraft types to leverage their operating capabilities, operating leases assist airlines in diversifying their fleets, which provides economic and product flexibility and helps to promote growth in new markets in different geographic regions.

The growth of commercial aircraft operating leases is expected to continue. AVITAS forecasts for aircraft deliveries over the next five years suggest that leased aircraft may grow by more than 25%. Leasing companies will play an increasingly larger role in providing aircraft capacity as airlines grow their fleets and replace their existing fleets with newer, more fuel-efficient aircraft. Lessors who are adequately capitalized and are both nimble and flexible in their approach will be able to take advantage of both current and long-term aircraft leasing market opportunities.

Risks affecting us

Investing in our Class A Common Stock involves a high degree of risk. You should carefully consider all of the information set forth in this prospectus and, in particular, the information in the section titled “Risk factors,” before deciding to invest in our Class A Common Stock. These risks include, among others:

•	We are a recently organized corporation with a brief operating history and, therefore, we have limited historical operating data from which you can evaluate our future prospects.

•	The success of our business will depend on our ability to identify high-quality commercial aircraft to acquire at reasonable prices.

•	Failure to close our aircraft acquisition commitments could negatively impact our share price and financial results.

•	Our business model depends on the continual leasing and re-leasing of our aircraft, and we may not be able to do so on favorable terms, if at all.

•	Our credit facilities may limit our operational flexibility, our ability to effectively compete and our ability to grow our business as currently planned.

•	We will need additional capital to finance our growth, and we may not be able to obtain it on terms acceptable to us, or at all, which may limit our ability to satisfy our commitments to acquire additional aircraft and to compete effectively in the commercial aircraft leasing market.

•	Changes in interest rates may adversely affect our financial results.

•	We have a high airline customer concentration, which makes us more vulnerable to the potential that defaults by one or more of our major airline customers would have a material adverse effect on our cash flow and earnings and our ability to meet our debt obligations.

•	We may be indirectly subject to many of the economic and political risks associated with emerging markets, which could adversely affect our financial results and growth prospects.

•	From time to time, the aircraft industry has experienced periods of oversupply during which lease rates and aircraft values have declined, and any future oversupply could materially adversely affect our financial results and growth prospects.

•	A deterioration in the financial condition of the airline industry would have an adverse impact on our ability to lease our aircraft and sustain our revenues.

Corporate information

Air Lease Corporation incorporated in Delaware and launched in February 2010. Our principal executive office is located at 2000 Avenue of the Stars, Suite 600N, Los Angeles, California 90067. We expect to move into a larger office space in our current building in April 2011, at which time our principal executive office will be located at 2000 Avenue of the Stars, Suite 1000N, Los Angeles, California 90067. Our telephone number is (310) 553-0555 and our website is www.airleasecorp.com. Information included or referred to on, or otherwise accessible through, our website is not intended to form a part of or be incorporated by reference into this prospectus.

The offering

Class A Common Stock offered by us	shares

Class A Common Stock subject to over-allotment option	shares

Class A Common Stock to be outstanding after this offering (assuming no exercise of the over-allotment option)	shares

Class B Non-Voting Common Stock to be outstanding after this offering	shares

Total Common Stock to be outstanding after this offering (assuming no exercise of the over-allotment option)	shares

Use of proceeds	We currently intend to use the net proceeds of this offering to fund the acquisition of commercial aircraft and for general corporate purposes. See “Use of proceeds.”

Dividend policy	We have no current plans to declare or pay any dividends on our Common Stock. See “Dividend policy.”

Voting rights	The holders of Class A Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our restated certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of our Class A Common Stock are entitled to one vote for each share held and will not have cumulative voting rights in connection with the election of directors. Holders of Class B Non-Voting Common Stock are not entitled to any vote, other than with respect to amendments to the terms of the Class B Non-Voting Common Stock that would significantly and adversely affect the rights or preferences of the Class B Non-Voting Common Stock, including, without limitation, with respect to the convertibility thereof. See “Description of capital stock.”

Proposed symbol	“ ”

Risk factors	See “Risk factors” for a discussion of certain factors you should consider before deciding to invest in our Class A Common Stock.

The number of shares of our Common Stock to be outstanding following this offering is based on 65,393,149 shares of our Common Stock outstanding as of December 31, 2010 and excludes:

•	482,625 shares of Common Stock issuable upon the exercise of warrants outstanding as of December 31, 2010 at an exercise price of $20.00 per share;

•	3,225,908 shares of Class A Common Stock issuable upon the exercise of options outstanding as of December 31, 2010 at an exercise price of $20.00 per share; and

•	3,225,907 shares of Class A Common Stock issuable upon the vesting of restricted stock units outstanding as of December 31, 2010.

Unless otherwise noted, the information in this prospectus assumes no exercise by the underwriters of their option to purchase up to           additional shares of our Class A Common Stock to cover over-allotments, if any.

Summary financial information and data

The following table sets forth summary consolidated financial data for Air Lease Corporation. The historical results presented are not necessarily indicative of future results. The summary consolidated financial data set forth below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the financial statements and related notes appearing elsewhere in this prospectus.

For the period
from Inception to
(in thousands, except share data)	December 31, 2010

Operating data:
Rentals of flight equipment	$57,075
Interest and other	1,291

Total revenues	58,366
Expenses	119,281

Loss before tax	(60,915)
Tax benefit	8,875

Net loss	$(52,040)

Loss per share:
Basic	$(1.32)
Diluted	$(1.32)
Weighted average shares outstanding
Basic	39,511,045
Diluted	39,511,045
Other financial data (unaudited)
Adjusted net income(1)	$2,520
Adjusted EBITDA(2)	$32,973
Balance sheet data:
Flight equipment subject to operating leases (net of accumulated depreciation)	$1,629,809
Total assets	2,276,282
Total debt	911,981
Total liabilities	1,051,347
Shareholders’ equity	1,224,935
Cash flow data:
Net cash flows from:
Operating activities	$45,124
Investing activities	(1,854,710)
Financing activities	2,138,407
Other operating data:
Aircraft lease portfolio at period end:
Owned(3)	40

(1)	Adjusted net income (defined as net income attributable to Air Lease Corporation common shareholders before stock-based compensation expense and non-cash interest expense, which includes the amortization of debt issuance costs and convertible debt discounts) is a measure of both operating performance and liquidity that is not defined by United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP. Adjusted net income is presented as a supplemental disclosure because management believes that it may be a useful performance measure that is used within our industry. We believe adjusted net income provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations, and our ability to fund our expected growth with internally generated funds. Set forth below is additional detail as to how we use adjusted net income as a measure of both operating performance and liquidity, as well as a discussion of the limitations of adjusted net income as an analytical tool and a reconciliation of adjusted net income to our GAAP net loss and cash flow from operating activities.

Operating Performance: Management and our board of directors use adjusted net income in a number of ways to assess our consolidated financial and operating performance, and we believe this measure is helpful in identifying trends in our performance. We use adjusted net income as a measure of our consolidated operating performance exclusive of income and expenses that relate to the financing, income taxes, and capitalization of the business. Also, adjusted net income assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily one-time amortization of convertible debt discounts) and stock-based compensation expense from our operating results. In addition, adjusted net income helps management identify controllable expenses and make decisions designed to help us meet our current financial goals and optimize our financial performance. Accordingly, we believe this metric measures our financial performance based on operational factors that we can influence in the short term, namely the cost structure and expenses of the organization.

Liquidity: In addition to the uses described above, management and our board of directors use adjusted net income as an indicator of the amount of cash flow we have available to service our debt obligations, and we believe this measure can serve the same purpose for our investors.

Limitations: Adjusted net income has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

• adjusted net income does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, or (ii) changes in or cash requirements for our working capital needs; and

• our calculation of adjusted net income may differ from the adjusted net income or analogous calculations of other companies in our industry, limiting its usefulness as a comparative measure.

The following tables show the reconciliation of net loss and cash flows from operating activities, the most directly comparable GAAP measures of performance and liquidity, to adjusted net income for the period from inception to December 31, 2010:

For the period
from Inception to
(in thousands)	December 31, 2010

Reconciliation of cash flows from operating activities to adjusted net income:
Net cash provided by operating activities	$45,124
Depreciation of flight equipment	(19,262)
Stock-based compensation	(24,044)
Deferred taxes	8,875
Amortization of deferred debt issue costs	(4,883)
Amortization of convertible debt discounts	(35,798)
Changes in operating assets and liabilities:
Lease receivables and other assets	8,040
Accrued interest and other payables	(22,054)
Rentals received in advance	(8,038)

Net loss attributable to Air Lease Corporation shareholders	(52,040)
Amortization of debt issue costs	4,883
Amortization of convertible debt discounts	35,798
Stock-based compensation	24,044
Tax effect	(10,165)

Adjusted net income	$2,520

For the period
from Inception to
(in thousands)	December 31, 2010

Reconciliation of net loss to adjusted net income:
Net loss attributable to Air Lease Corporation shareholders	$(52,040)
Amortization of debt issue costs	4,883
Amortization of convertible debt discounts	35,798
Stock-based compensation	24,044
Tax effect	(10,165)

Adjusted net income	$2,520

(2)	Adjusted EBITDA (defined as net loss attributable to Air Lease Corporation common shareholders before net interest expense, stock-based compensation expense, income tax expense (benefit), and depreciation and amortization expense) is a measure of both operating performance and liquidity that is not defined by GAAP and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP. Adjusted EBITDA is presented as a supplemental disclosure because management believes that it may be a useful performance measure that is used within our industry. We believe adjusted EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations, and our ability to fund our expected growth with internally generated funds. Set forth below is additional detail as to how we use adjusted EBITDA as a measure of both operating performance and liquidity, as well as a discussion of the limitations of adjusted EBITDA as an analytical tool and a reconciliation of adjusted EBITDA to our GAAP net loss and cash flow from operating activities.

Operating Performance: Management and our board of directors use adjusted EBITDA in a number of ways to assess our consolidated financial and operating performance, and we believe this measure is helpful in identifying trends in our performance. We use adjusted EBITDA as a measure of our consolidated operating performance exclusive of income and expenses that relate to the financing, income taxes, and capitalization of the business. Also, adjusted EBITDA assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily one-time amortization of convertible debt discounts) and stock-based compensation expense from our operating results. In addition, adjusted EBITDA helps management identify controllable expenses and make decisions designed to help us meet our current financial goals and optimize our financial performance. Accordingly, we believe this metric measures our financial performance based on operational factors that we can influence in the short term, namely the cost structure and expenses of the organization.

Liquidity: In addition to the uses described above, management and our board of directors use adjusted EBITDA as an indicator of the amount of cash flow we have available to service our debt obligations, and we believe this measure can serve the same purpose for our investors.

Limitations: Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

• adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

• adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

• adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt; and

• other companies in our industry may calculate these measures differently from how we calculate these measures, limiting their usefulness as comparative measures.

The following tables show the reconciliation of net loss and cash flows from operating activities, the most directly comparable GAAP measures of performance and liquidity, to adjusted EBITDA for the period from inception to December 31, 2010:

For the period
from Inception to
(in thousands)	December 31, 2010

Reconciliation of cash flows from operating activities to adjusted EBITDA:
Net cash provided by operating activities	$45,124
Depreciation of flight equipment	(19,262)
Stock-based compensation	(24,044)
Deferred taxes	8,875
Amortization of deferred debt issue costs	(4,883)
Amortization of convertible debt discounts	(35,798)
Changes in operating assets and liabilities:
Lease receivables and other assets	8,040
Accrued interest and other payables	(22,054)
Rentals received in advance	(8,038)

Net loss attributable to Air Lease Corporation shareholders	(52,040)
Net interest expense	50,582
Income taxes	(8,875)
Depreciation	19,262
Stock-based compensation	24,044

Adjusted EBITDA	$32,973

For the period
from Inception to
(in thousands)	December 31, 2010

Reconciliation of net loss to adjusted EBITDA:
Net loss attributable to Air Lease Corporation shareholders	$(52,040)
Add back:
Net interest expense	50,582
Income taxes	(8,875)
Depreciation	19,262
Stock-based compensation	24,044

Adjusted EBITDA	$32,973

(3)	As of December 31, 2010, we owned 40 aircraft of which four are new aircraft and 36 are used aircraft.

Risk factors

An investment in our Class A Common Stock involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our Class A Common Stock. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. As a result, the trading price of our Class A Common Stock could decline and you may lose a part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Forward-looking statements.”

Risks relating to our business

We are a recently organized corporation with a brief operating history and, therefore, we have limited historical operating data from which you can evaluate our future prospects.

Given our limited operating history, you have little historical information upon which to evaluate our prospects, including our ability to acquire aircraft on favorable terms or to enter into profitable aircraft leases. We cannot assure you that we will be able to implement our business objectives, that any of our objectives will be achieved or that we will be able to operate profitably. The results of our operations will depend on several factors, including the availability of opportunities for the acquisition, disposition and leasing of aircraft, our ability to capitalize on any such opportunities, the creditworthiness of our counterparties, the level of volatility of interest rates and commodities, the availability of adequate short- and long-term financing, conditions in the financial markets and other economic conditions, particularly as these conditions impact airlines and manufacturers of aircraft and aircraft parts. Our limited historical operations place us at a competitive disadvantage that our competitors may exploit.

We cannot assure you when, if ever, we will be able to fully invest the proceeds of this offering in the acquisition of aircraft.

While we have entered into aircraft acquisition agreements that will utilize a portion of the proceeds of this offering, we cannot assure you of the quantity of aircraft that will be available to us for future acquisitions following this offering or the success or timing of any such proposed or potential acquisitions. Further, we cannot assure you that we will be able to enter into profitable leases upon the acquisition of the aircraft we purchase following this offering. If we experience significant delays in the implementation of our business strategies, including delays in the acquisition and leasing of aircraft, our growth strategy and long-term results of operations could be adversely affected.

You will not have advance information as to the types, ages, manufacturers, model numbers or condition of the assets purchased in connection with other future acquisitions. You must rely upon our management team’s judgment and ability to select our investments, to evaluate the assets’ condition, to evaluate the ability of lessees and other counterparties to perform their obligations to us and to negotiate transaction documents. We cannot assure you that our management team will be able to perform such functions in a manner that will achieve our investment objectives.

The success of our business will depend on our ability to identify high-quality commercial aircraft to acquire at reasonable prices. If we experience abnormally high maintenance or obsolescence issues with any commercial aircraft that we acquire, our financial results and growth prospects could be materially and adversely affected.

The success of our business depends, in part, on our ability to identify high-quality commercial aircraft to acquire at reasonable prices. As reported by AVITAS, there is currently high market demand for certain narrowbody aircraft, so competition may reduce our opportunities to complete the acquisition of aircraft we are seeking on favorable terms. An acquisition of one or more aircraft or other aviation assets may not be profitable to us after the acquisition and may not generate sufficient cash flow to justify our completion of those acquisitions. In addition, our acquisition strategy exposes us to risks that may harm our business, financial condition, results of operations and cash flow, including risks that we may:

•	impair our liquidity by using a significant portion of our available cash or borrowing capacity to finance the acquisition of aircraft;

•	significantly increase our interest expense and financial leverage to the extent we incur additional debt to finance the acquisition of aircraft; or

•	incur or assume unanticipated liabilities, losses or costs associated with the aircraft or other aviation assets that we acquire.

Unlike new aircraft, used aircraft typically do not carry warranties as to their condition. As a result, we may not be able to claim any warranty-related expenses on used aircraft. Although we may inspect an existing aircraft and its documented maintenance, usage, lease and other records prior to acquisition, we may not discover every defect during an inspection. Repairs and maintenance costs for existing aircraft are difficult to predict and generally increase as aircraft age, and an aircraft’s condition can be adversely affected by prior operations. These repair costs could decrease our cash flow and reduce our liquidity.

In addition, aircraft are long-lived assets, requiring long lead times to develop and manufacture, with particular types and models becoming obsolete and less in demand over time when newer, more advanced aircraft are manufactured. By acquiring existing aircraft, we have greater exposure to more rapid obsolescence of our fleet, particularly if there are unanticipated events shortening the life cycle of such aircraft, such as government regulation or changes in our airline customers’ preferences. This may result in a shorter life cycle for our fleet and, accordingly, declining lease rates, impairment charges, increased depreciation expense or losses related to aircraft asset value guarantees, if we were to provide such guarantees.

Further, variable expenses like fuel, crew size or aging aircraft corrosion control or modification programs and related airworthiness directives could make the operation of older aircraft more costly to our lessees and may result in increased lessee defaults. We may also incur some of these increased maintenance expenses and regulatory costs upon acquisition or re-leasing of our aircraft. Any of these expenses or costs will have a negative impact on our financial results.

Failure to close our aircraft acquisition commitments could negatively impact our share price and financial results.

As of December 31, 2010, we had commitments to acquire a total of 148 aircraft for delivery through 2017. If we are unable to maintain our financing sources or find new sources of financing or if the various conditions to our existing commitments are not satisfied, we may be unable to close the purchase of some or all of the aircraft which we have commitments to acquire. If our aircraft acquisition commitments are not closed for these or other reasons, we will be subject to several risks, including the following:

•	forfeiting deposits and progress payments and having to pay and expense certain significant costs relating to these commitments, such as actual damages, and legal, accounting and financial advisory expenses, and not realizing any of the benefits of completing the transactions;

•	defaulting on our lease commitments, which could result in monetary damages and damage to our reputation and relationships with lessees; and

•	failing to capitalize on other aircraft acquisition opportunities that were not pursued due to our management’s focus on these commitments.

If we determine that the capital we require to satisfy these commitments may not be available to us, either at all or on terms we deem attractive, we may eliminate or reduce any dividend program that may be in place at that time in order to preserve capital to apply to these commitments. These risks could materially adversely affect our share price and financial results.

The death, incapacity or departure of key officers could harm our business and financial results.

We believe our senior management’s reputations and relationships with lessees, manufacturers, buyers and financiers of aircraft are a critical element to the success of our business. We depend on the diligence, skill and network of business contacts of our management team. We believe there are only a limited number of available qualified executives in the aircraft industry, and we therefore have encountered, and will likely continue to encounter, intense competition for qualified employees from other companies in our industry. Our future success will depend, to a significant extent, upon the continued service of our senior management personnel, particularly: Mr. Udvar-Házy, our founder, Chairman and Chief Executive Officer; Mr. Plueger, our President and Chief Operating Officer; and our other senior officers, including Messrs. Levy, Baer, Khatibi, Chen, Clarke, Willis and Poerschke, each of whose services are critical to the successful implementation of our business strategies. We only have employment agreements with Messrs. Udvar-Házy and Plueger and have no intention at this time to enter into employment agreements with any of our other senior officers. If we were to lose the services of any of the members of our senior management team, our business and financial results could be adversely affected.

Our business model depends on the continual leasing and re-leasing of our aircraft, and we may not be able to do so on favorable terms, if at all.

Our business model depends on the continual leasing and re-leasing of our aircraft in order to generate sufficient revenues to finance our growth and operations, pay our debt service obligations and generate positive cash flows from operations. Our ability to lease and re-lease our aircraft will depend on general market and competitive conditions at the time the initial leases are entered into and expire. If we are not able to lease or re-lease an aircraft or to do so on favorable terms, we may be required to attempt to sell the aircraft to provide funds for our debt service obligations or operating expenses. Our ability to lease, re-lease or sell the aircraft on favorable terms or without significant off-lease time and costs could be adversely affected by depressed conditions in the airline and aircraft industries, airline bankruptcies, the effects of terrorism and war, the sale of other aircraft by financial institutions, and various other general market and competitive conditions and factors which are outside of our control, including those discussed under “Risk factors—Risks relating to the aircraft leasing industry.”

Our credit facilities may limit our operational flexibility, our ability to effectively compete and our ability to grow our business as currently planned.

Our credit facilities contain financial and non-financial covenants, such as requirements that we comply with one or more of loan-to-value, debt service coverage, minimum net worth and interest coverage ratios, change of control provisions, and prohibitions against our disposing of our aircraft or other aviation assets without a lender’s prior consent. Complying with such covenants may at times necessitate that we forego other opportunities, such as using available cash to grow our aircraft fleet or promptly disposing of less profitable aircraft or other aviation assets. Moreover, our failure to comply with any of these covenants would likely constitute a default under such facilities and could give rise to an acceleration of some, if not all, of our then outstanding indebtedness, which would have a material adverse effect on our business and our ability to continue as a going concern.

In the future, we may have ECA and Ex-Im Bank supported credit facilities and credit facilities provided by BNDES. We expect that, similar to commercial lenders, the ECAs, Ex-Im Bank and BNDES will require certain structural and operational restrictions to be included in the terms of the operating leases, particularly with respect to subleasing, insurance and the possession, use and location of the aircraft financed under such facilities. The imposition of these mandatory provisions could significantly restrict a lessee’s business operations, which may cause such aircraft to be less desirable to potential lessees and make it more difficult for us to negotiate operating leases for such aircraft on favorable terms. In addition, the credit facilities supported by the ECAs and Ex-Im Bank may contain certain change of control provisions, which would require us to prepay the loans in the event that our ownership structure changes. Complying with such change of control provisions may also require us to forego other opportunities, which may adversely affect our financial condition.

In addition, we cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to service our debt and grow our operations as planned. We cannot assure you that we will be able to refinance any of our debt on favorable terms, if at all. Any inability to generate sufficient cash flow or maintain our existing fleet and facilities could have a material adverse effect on our financial condition and results of operations.

We will need additional capital to finance our growth, and we may not be able to obtain it on terms acceptable to us, or at all, which may limit our ability to satisfy our commitments to acquire additional aircraft and to compete effectively in the commercial aircraft leasing market.

Meeting our anticipated growth strategy to acquire approximately 100 aircraft by the end of 2011 and to then further grow our fleet will require substantial additional capital. Our Warehouse Facility includes an initial revolving period of two years (subject to possible early termination of this period, or possible extension of this period, which will require the consent of the agent thereunder and lenders, including replacement lenders), following which all amounts outstanding under the facility may be converted to a term loan, and we will no longer have access to additional loans from this facility. In addition, the terms of the Warehouse Facility will then become more stringent, including, but not limited to, increasing interest rates and principal amortization. Accordingly, we will need to obtain additional financing, which may not be available to us on favorable terms or at all.

Our access to additional sources of financing will depend upon a number of factors over which we have limited control, including:

•	general market conditions;

•	the market’s view of the quality of our assets;

•	the market’s perception of our growth potential;

•	interest rate fluctuations;

•	our current and potential future earnings and cash distributions; and

•	the market price of our Class A Common Stock.

Weakness in the capital and credit markets could adversely affect one or more private lenders and could cause one or more private lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, if there are new regulatory capital requirements imposed on our private lenders, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price.

If we are unable to raise additional funds or obtain capital on terms acceptable to us, we may not be able to satisfy funding requirements should we have any aircraft acquisition commitments then in place. If we are unable to satisfy our purchase commitments, we may be forced to forfeit our deposits. Further, we would be exposed to potential breach of contract claims by our lessees and manufacturers. These risks may also be increased by the volatility and disruption in the capital and credit markets. Further, depending on market conditions at the time, we may have to rely more heavily on additional equity issuances, which may be dilutive to our stockholders, or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities and other purposes. Moreover, if additional capital is raised through the issuance of additional equity securities, your interests as a stockholder could be diluted. Because our charter permits the issuance of preferred stock, if our board of directors approves the issuance of preferred stock in a future financing transaction, such preferred stockholders may have rights, preferences or privileges senior to yours, and you will not have the ability to approve such a transaction.

We may not be able to obtain long-term debt refinancing on attractive terms, if at all, or qualify for guarantees from the ECAs, Ex-Im Bank or SBCE, either of which may adversely affect our growth strategy and results of operations.

Our business model contemplates our ability to enter into attractive and economical long-term financing transactions. Conditions in the capital markets or debt markets may prevent us from entering into long-term debt financing arrangements, if at all, on terms favorable to us, which, if available, could cause such financings to be more costly or otherwise less attractive to us. Obtaining credit support from the ECAs, Ex-Im Bank and SBCE could facilitate our access to long-term financing, but the ECAs, Ex-Im Bank and SBCE have in place certain pre-approval criteria that must be met in order to qualify for, and gain access to, the credit support from or financing from such agencies, and we cannot assure you that we will qualify for financing under these programs. If in the future we are unable to meet the pre-approval criteria of these entities, whether due to changes in our financial condition or changes in the underlying criteria, or if the entities discontinue providing credit support, or if there are changes in the economic terms of the programs sponsored by these agencies, then we will no longer be able to access such favorable credit support, causing the terms of the debt financing that we are able to obtain, if any, to be less favorable. Accordingly, we cannot assure you that in the future we will be able to access long-term financing or credit support from the ECAs, Ex-Im Bank or SBCE on favorable terms, if at all, which would adversely affect our growth strategy and results of operations.

An unexpected increase in our borrowing costs may adversely affect our earnings.

We finance many of the aircraft in our fleet through a combination of short- and long-term debt financings. As these debt financings mature, we may have to refinance these existing commitments by entering into new financings, which could result in higher borrowing costs, or repay them by using cash on hand or cash from the sale of our assets. Moreover, an increase in interest rates under the various debt financing facilities we have in place would have an adverse effect on our earnings and could make our aircraft leasing contracts unprofitable. Our Warehouse Facility has incremental increases in the interest rate beginning after termination of the revolving period, which is initially the second anniversary of the facility’s closing date (absent an earlier termination of this period, or the extension of this period, which will require the consent of the agent thereunder and all of the lenders). In addition, the terms of the Warehouse Facility will then become more stringent, including principal amortization and increases in the interest rate, thereby adversely affecting our cash flows and profitability.

The Warehouse Facility and some of our other debt financings bear interest at a floating rate, such that our interest expense would vary with changes in the applicable reference rate. As a result, to the extent we have not sufficiently protected ourselves from increases in the reference rate or have not refinanced our debt to fixed rates, changes in interest rates may increase our interest costs and may reduce the spread between the revenues from our net operating leases and the cost of our borrowings.

Our substantial indebtedness incurred to acquire our aircraft requires significant debt service payments.

As of December 31, 2010, we had $912.0 million in debt outstanding, and we expect this amount to grow as we acquire more aircraft. If our cash flow and capital resources are insufficient to fund our debt service payments, we may be forced to reduce or delay capital expenditures, dispose of assets, issue equity or incur additional debt to obtain necessary funds, or restructure our debt, any or all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that we would be able to take any of these actions on terms acceptable to us, or at all, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt agreements.

Changes in interest rates may adversely affect our financial results.

Changes, both increases and decreases, in our cost of borrowing, as reflected in our composite interest rate, directly impact our net income. Our lease rental stream is generally fixed over the life of our leases, whereas we have used floating-rate debt to finance a significant portion of our aircraft acquisitions. As of December 31, 2010, we had $898.9 million in floating-rate debt. If interest rates increase, we would be obligated to make higher interest payments to our lenders. If we incur significant fixed-rate debt in the future, increased interest rates prevailing in the market at the time of the incurrence of such debt would also increase our interest expense. If our composite interest rate were to increase by 1.0%, we would expect to incur additional interest expense on our existing indebtedness as of December 31, 2010, of approximately $9.0 million on an annualized basis, which would negatively affect our operating margins.

The interest rates that we obtain on our debt financings have several components, including credit spreads, swap spreads, duration, and new issue premiums. These are all incremental to the underlying risk-free rates, as applicable. Volatility in our perceived risk of default or in a market sector’s risk of default will negatively impact on our cost of funds.

We currently are not involved in any interest rate hedging activities, but we are contemplating engaging in hedging activities in the future. Any such hedging activities will require us to incur additional costs, and there can be no assurance that we will be able to successfully protect ourselves from any or all adverse interest rate fluctuations at a reasonable cost.

Under our Warehouse Facility and other of our financing arrangements, creditors of any subsidiaries we form for purposes of such facilities will have priority over you in the event of a distribution of such subsidiaries’ assets.

All of the aircraft and other assets we acquire with the Warehouse Facility are held in subsidiaries of ALC Warehouse Borrower, LLC, a special-purpose, bankruptcy-remote subsidiary of our Company. Liens on those assets will be held by a collateral agent for the benefit of the lenders under such facility. ALC Warehouse Borrower, LLC’s assets will be primarily composed of its investment in the stock or other equity interests of these subsidiaries, which stock or other equity interests will also be subject to liens held by the collateral agent for the benefit of the lenders under such facility. In addition, funds generated from the lease of aircraft in the Warehouse Facility generally are applied first to amounts due to lenders thereunder, with certain exceptions. As a result, the creditors in the Warehouse Facility will have priority over us and you in any distribution of ALC Warehouse Borrower, LLC’s subsidiaries’ assets in a liquidation, reorganization or otherwise. Similarly, creditors of other of our special-purpose, bankruptcy-remote subsidiaries that were established for some of our other financing arrangements will have priority over you in the event of a distribution of such subsidiaries’ assets.

We have a high airline customer concentration, which makes us more vulnerable to the potential that defaults by one or more of our major airline customers would have a material adverse effect on our cash flow and earnings and our ability to meet our debt obligations.

As a newly organized company with a limited operating history, our revenues to date are principally derived from our initial customer base of lessees. The airline industry is cyclical, economically sensitive and highly competitive. Our lessees are affected by fuel prices and shortages, political or economic instability, terrorist activities, changes in national policy, competitive pressures, labor actions, pilot shortages, insurance costs, recessions, health concerns, and other political or economic events adversely affecting the world or regional trading markets. Our lessees’ abilities to react to and cope with the volatile competitive environment in which they operate, as well as our own competitive environment, will likely affect our revenues and income. The loss of one or more of our airline customers or their inability to make operating lease payments due to financial difficulties, bankruptcy or otherwise could have a material adverse effect on our cash flow and earnings. This, in turn, could result in a breach of the covenants contained in any of our long-term debt facilities, possibly resulting in accelerated amortization or defaults and materially adversely affecting our ability to meet our debt obligations.

If we acquire a high concentration of a particular model of aircraft, our business and financial results could be adversely affected by changes in market demand or problems specific to that aircraft model.

If we acquire a high concentration of a particular model of aircraft, our business and financial results could be adversely affected if the market demand for that model of aircraft declines, if it is redesigned or replaced by its manufacturer or if this type of aircraft experiences design or technical problems. If we acquire a high concentration of a particular aircraft model and such model encounters technical or other problems, the value and lease rates of such aircraft will likely decline, and we may be unable to lease such aircraft on favorable terms, if at all. A significant technical problem with a specific type of aircraft could result in the grounding of the aircraft. Any decrease in the value and lease rates of our aircraft may have a material adverse effect on our financial results and growth prospects.

The advent of superior aircraft technology or the introduction of a new line of aircraft could cause the aircraft that we acquire to become outdated or obsolete and therefore less desirable, which could adversely affect our financial results and growth prospects.

As manufacturers introduce technological innovations and new types of aircraft, some of the aircraft in our fleet could become less desirable to potential lessees. Such technological innovations may increase the rate of obsolescence of existing aircraft faster than currently anticipated by our management or accounted for in our accounting policy. New aircraft manufacturers, such as Mitsubishi Aircraft Corporation in Japan and Sukhoi Company (JSC) in Russia, could someday produce aircraft that compete with current offerings from Airbus, ATR, Boeing, Bombardier and Embraer.

•	Mitsubishi Aircraft Corporation in Japan, Sukhoi Company (JSC) in Russia and Aviation Industries of China and Commercial Aircraft Corporation of China Ltd. in China will most likely be producing regional jets in the future that compete with existing equipment from Bombardier and Embraer, and it is unclear how these offerings could adversely impact the demand and liquidity for the current offerings.

•	Additionally, manufacturers in China may develop a narrowbody aircraft that competes with established aircraft types from Boeing and Airbus, and the new Chinese product could put downward price pressure on and decrease the liquidity for aircraft from Boeing and Airbus.

•	New aircraft types that are introduced into the market could be more attractive for the target lessees of our aircraft.

In addition, the imposition of increased regulation regarding stringent noise or emissions restrictions may make some of our aircraft less desirable and less valuable in the marketplace. Any of these risks may adversely affect our ability to lease or sell our aircraft on favorable terms, if at all, which could have a material adverse effect on our financial results and growth prospects. The advent of new technologies or introduction of a new type of aircraft may materially adversely affect the value of the aircraft in our fleet.

We may be indirectly subject to many of the economic and political risks associated with emerging markets, which could adversely affect our financial results and growth prospects.

Our business strategy emphasizes leasing aircraft to lessees outside of the United States, including to airlines in emerging market countries. Emerging market countries have less developed economies and infrastructure and are often more vulnerable to economic and geopolitical challenges and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability that may arise, particularly if combined with high fuel prices, could adversely affect the value of our aircraft subject to lease in such countries, or the ability of our lessees, which operate in these markets, to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries.

Further, demand for aircraft is dependent on passenger and cargo traffic, which in turn is dependent on general business and economic conditions. As a result, weak or negative economic growth in emerging markets may have an indirect effect on the value of the assets that we acquire if airlines and other potential lessees are adversely affected. We cannot assure you that the recent global economic downturn will not continue or worsen or that any assets we purchase will not decline in value, which may have an adverse effect on our results of operations or our financial condition. For these and other reasons, our financial results and growth prospects may be negatively impacted by adverse economic and political developments in emerging market countries.

Our aircraft require routine maintenance, and if they are not properly maintained, their value may decline and we may not be able to lease or re-lease such aircraft at favorable rates, if at all, which would adversely affect our financial results, asset values and growth prospects.

We may be exposed to increased maintenance costs for our aircraft associated with a lessee’s failure to properly maintain the aircraft or pay supplemental maintenance rent. If an aircraft is not properly maintained, its market value may decline, which would result in lower revenues from its lease or sale. We enter into leases pursuant to which the lessees are primarily responsible for many obligations, which include maintaining the aircraft and complying with all governmental requirements applicable to the lessee and the aircraft, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. Failure of a lessee to perform required maintenance during the term of a lease could result in a decrease in value of an aircraft, an inability to re-lease an aircraft at favorable rates, if at all, or a potential grounding of an aircraft. Maintenance failures by a lessee would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft to an acceptable condition prior to re-leasing or sale. Any failure by our lessees to meet their obligations to perform required scheduled maintenance or our inability to maintain our aircraft may materially adversely affect our financial results, asset values and growth prospects.

Our aircraft may not at all times be adequately insured either as a result of lessees failing to maintain sufficient insurance during the course of a lease or insurers not being willing to cover certain risks.

We do not directly control the operation of any aircraft we acquire. Nevertheless, because we hold title, directly or indirectly, to such aircraft, we could be sued or held strictly liable for losses resulting from the operation of such aircraft, or may be held liable for those losses on other legal theories, in certain jurisdictions around the world, or claims may be made against us as the owner of an aircraft requiring us to expend resources in our defense. We require our lessees to obtain specified levels of insurance and indemnify us for, and insure against, liabilities arising out of their use and operation of the aircraft. Some lessees may fail to maintain adequate insurance coverage during a lease term, which, although in contravention of the lease terms, would necessitate our taking some corrective action such as terminating the lease or securing insurance for the aircraft, either of which could adversely affect our financial results.

In addition, there are certain risks or liabilities that our lessees may face, for which insurers may be unwilling to provide coverage or the cost to obtain such coverage may be prohibitively expensive. For example, following the terrorist attacks of September 11, 2001, non-government aviation insurers significantly reduced the amount of insurance coverage available for claims resulting from acts of terrorism, war, dirty bombs, bio-hazardous materials, electromagnetic pulsing or similar events. Accordingly, we anticipate that our lessees’ insurance or other coverage may not be sufficient to cover all claims that could or will be asserted against us arising from the operation of our aircraft by our lessees. Inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations will reduce the proceeds that would be received by us in the event that we are sued and are required to make payments to claimants, which could have a material adverse effect on our financial results and growth prospects.

Incurring significant costs resulting from lease defaults could adversely affect our financial results and growth prospects.

If we are required to repossess an aircraft after a lessee default, we may be required to incur significant costs. Those costs likely would include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of an aircraft, particularly if the lessee is contesting the proceedings or is in bankruptcy. In addition, during these proceedings the relevant aircraft would likely not be generating revenue. We could also incur substantial maintenance, refurbishment or repair costs if a defaulting lessee fails to pay such costs and where such maintenance, refurbishment or repairs are necessary to put the aircraft in suitable condition for re-lease or sale. We may also incur storage costs associated with any aircraft that we repossess and are unable immediately to place with another lessee. It may also be necessary to pay off liens, taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessor might have incurred in connection with the operation of its other aircraft. We could also incur other costs in connection with the physical possession of the aircraft.

We may also suffer other adverse consequences as a result of a lessee default, the related termination of the lease and the repossession of the related aircraft. It is likely that our rights upon a lessee default will vary significantly depending upon the jurisdiction and the applicable law, including the need to obtain a court order for repossession of the aircraft and/or consents for deregistration or re-export of the aircraft. We anticipate that when a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft without paying lease rentals or performing all or some of the obligations under the relevant lease. In addition, certain of our lessees are owned in whole, or in part, by government-related entities, which could complicate our efforts to repossess our aircraft in that lessee’s domicile. Accordingly, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft.

If we repossess an aircraft, we may not necessarily be able to export or deregister and profitably redeploy the aircraft. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which the aircraft is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist deregistration. We may also incur significant costs in retrieving or recreating aircraft records required for registration of the aircraft, and in obtaining the Certificate of Airworthiness for an aircraft. If, upon a lessee default, we incur significant costs in connection with repossessing our aircraft, are delayed in repossessing our aircraft or are unable to obtain possession of our aircraft as a result of lessee defaults, our financial results and growth prospects may be materially adversely affected.

If our lessees fail to discharge aircraft liens, we may be obligated to pay the aircraft liens, which could adversely affect our financial results and growth prospects.

In the normal course of their business, our lessees are likely to incur aircraft liens that secure the payment of airport fees and taxes, customs duties, air navigation charges, including charges imposed by Eurocontrol, the European Organization for the Safety of Air Navigation, landing charges, salvage or other liens that may attach to our aircraft. These liens may secure substantial sums that may, in certain jurisdictions or for certain types of liens, particularly liens on entire fleets of aircraft, exceed the value of the particular aircraft to which the liens have attached. Aircraft may also be subject to mechanics’ liens as a result of routine maintenance performed by third parties on behalf of our lessees. Although we anticipate that the financial obligations relating to these liens will be the responsibility of our lessees, if they fail to fulfill such obligations, the liens may attach to our aircraft and ultimately become our responsibility. In some jurisdictions, aircraft liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft.

Until they are discharged, these liens could impair our ability to repossess, re-lease or sell our aircraft. Our lessees may not comply with the anticipated obligations under their leases to discharge aircraft liens arising during the terms of the leases. If they do not, we may find it necessary to pay the claims secured by such aircraft liens in order to repossess the aircraft. Such payments could materially adversely affect our financial results and growth prospects.

If our lessees fail to perform as expected and we decide to restructure or reschedule our leases, the restructuring and rescheduling would likely result in less favorable leases, which could have an adverse effect on our financial results and growth prospects.

A lessee’s ability to perform its obligations under its lease will depend primarily on the lessee’s financial condition and cash flow, which may be affected by factors outside our control, including:

•	competition;

•	fare levels;

•	passenger and air cargo rates;

•	passenger and air cargo demand;

•	geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•	increases in operating costs, including the price and availability of jet fuel and labor costs;

•	labor difficulties;

•	economic conditions and currency fluctuations in the countries and regions in which the lessee operates; and

•	governmental regulation and associated fees affecting the air transportation business.

We anticipate that some lessees may experience a weakened financial condition or suffer liquidity problems, which may lead to lease payment difficulties or breaches of our operating leases. We expect that some of these lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a decrease in their contribution toward maintenance obligations. Any future downturns in the airline industry could greatly exacerbate the weakened financial condition and liquidity problems of some of these lessees and further increase the risk of delayed, missed or reduced rental payments. We may not correctly assess the credit risk of a lessee, or may not charge lease rates which correctly reflect the related risks, and as a result, lessees may not be able to satisfy their financial and other obligations under their leases. A delayed, missed or reduced rental payment from a lessee would decrease our revenues and cash flow. If we, in the exercise of our remedies under a lease, repossess an aircraft, we may not be able to re-lease the aircraft promptly or at favorable rates.

You should expect that restructurings and/or repossessions with some of our lessees will occur in the future. The terms and conditions of possible lease restructurings or reschedulings may result in a significant reduction of lease revenue, which may adversely affect our financial results and growth prospects. If any request for payment restructuring or rescheduling is made and granted, reduced or deferred rental payments may be payable over all or some part of the remaining term of the lease, although the terms of any revised payment schedules may be unfavorable and such payments may not be made. Our default levels would likely increase over time if economic conditions deteriorate. If lessees of a significant number of our aircraft defaulted on their leases, our financial results and growth prospects would be adversely affected.

Conflicts of interest may arise between us and clients who will utilize our fleet management services, which may adversely affect our business interests.

Conflicts of interest may arise between us and third-party aircraft owners, financiers and operating lessors who hire us to perform fleet management services such as leasing, re-leasing, lease management and sales services. These conflicts may arise because services we anticipate providing for these clients are also services we will provide for our own fleet, including the placement of aircraft with lessees. We expect our fleet management services agreements will provide that we will use our reasonable best efforts, but, to the extent that we are in competition with the client for leasing opportunities, we will give priority to our own fleet. Nevertheless, despite these contractual waivers, competing with our fleet management clients in practice may result in strained relationships with them, which may adversely affect our business interests.

We may on occasion enter into strategic ventures with the intent that we would serve as the manager of such strategic ventures; however, entering into strategic relationships poses risks in that we most likely would not have complete control over the enterprise, and our financial results and growth prospects could be adversely affected if we encounter disputes, deadlock or other conflicts of interest with our strategic partners.

We may on occasion enter into strategic ventures with third parties to take advantage of favorable financing opportunities or tax benefits, to share capital and/or operating risk, and/or to earn fleet management fees. Although we anticipate that we would serve as the manager of any such strategic ventures, it has been our management’s experience that most strategic venture agreements will provide the non-managing strategic partner certain veto rights over various significant actions, including the right to remove us as the manager under certain circumstances. If we were to be removed as the manager from a strategic venture that generates significant management fees, our financial results and growth prospects could be materially and adversely affected. In addition, if we were unable to resolve a dispute with a significant strategic partner that retains material managerial veto rights, we might reach an impasse that could require us to dissolve the strategic venture at a time and in a manner that could result in our losing some or all of our original investment in the strategic venture, which could have a material adverse effect on our financial results and growth prospects.

After a period of strong fleet growth, if the rate at which we add aircraft to our fleet decreases, we may be required to recognize deferred tax liabilities accumulated during the growth period, which could have a negative impact on our cash flow.

It is typical in the aircraft leasing industry for companies that are continuously acquiring additional aircraft to incur significant tax depreciation, which offsets taxable income but creates a deferred tax liability on the aircraft leasing company’s balance sheet. This deferred tax liability is attributable to the excess of the depreciation claimed for tax purposes over the depreciation claimed for financial statement purposes. While we are currently in a deferred tax asset position, if future growth results in a net deferred tax liability and we are unable to continue to acquire additional aircraft at a sufficient pace, then we will begin to recognize some or all of our deferred tax liability, which could have a negative impact on our cash flow.

Our business and earnings are affected by general business, financial market and economic conditions throughout the world, which could have a material adverse effect on our cash flow and results of operations.

Our business and earnings are affected by general business, financial market and economic conditions throughout the world. As an aircraft leasing business focused on emerging markets, we are particularly exposed to downturns in these emerging markets. A recession or worsening of economic conditions, particularly if combined with high fuel prices, may have a material adverse effect on the ability of our lessees to meet their financial and other obligations under our operating leases, which, if our lessees default on their obligations to us, could have a material adverse effect on our cash flow and results of operations. General business and economic conditions that could affect us include the level and volatility of short-term and long-term interest rates, inflation, employment levels, bankruptcies, demand for passenger and cargo air travel, volatility in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of credit, investor confidence and the strength of the global economy and the local economies in which we operate.

To a large extent, our success also depends upon our ability to access financing on favorable terms, including accessing the public debt and equity markets and bank loans, to finance the purchase of aircraft and repay outstanding debt obligations as they mature. If disruptions in credit markets occur, we may not be able to obtain financing from third parties on favorable terms, if at all.

During the recent financial crisis, many companies experienced downward pressure on share prices and had limited or no access to the credit markets, often without regard to their underlying financial strength. If financial market disruption and volatility were to occur again, we cannot assure you that we will not experience an adverse effect, which may be material, on our ability to access capital, on our cost of capital or on our business, financial condition or results of operations.

We will be exposed to risk from volatility and disruption in the financial markets in various ways, including:

•	difficulty or inability to finance obligations for, or to finance a portion of, the acquisition of aircraft;

•	increased risk of default by our lessees resulting from financial market distress, lack of available credit or continuing effects of the global economic recession;

•	exposure to increased bank or counterparty risk in the current environment, including the risk that our counterparties will not be able to perform their obligations under contracts effectively locking in interest rates for our debt that has a floating interest rate feature and the risk that, if banks issue letters of credit to us in lieu of cash security deposits from our lessees, such banks may fail to pay when we seek to draw on these letters of credit; and

•	the risk that we will not be able to re-finance any of our debt financings, as they come due, on favorable terms or at all.

Failure to obtain certain required licenses and approvals could negatively affect our ability to re-lease or sell aircraft, which would negatively affect our financial condition and results of operations.

Lessees are subject to extensive regulation under the laws of the jurisdictions in which they are registered and in which they operate. As a result, we expect that certain aspects of our leases will require licenses, consents or approvals, including consents from governmental or regulatory authorities for certain payments under our leases and for the import, export or deregistration of the aircraft. Subsequent changes in applicable law or administrative practice may increase such requirements and governmental consent, once given, could be withdrawn. Furthermore, consents needed in connection with the future re-leasing or sale of an aircraft may not be forthcoming. Any of these events could adversely affect our ability to re-lease or sell aircraft, which would negatively affect our financial condition and results of operations.

We may not be able to protect our intellectual property, which may adversely affect our business and operations.

On May 20, 2010, we filed a service mark application for our corporate logo with the United States Patent and Trademark Office (the “USPTO”). On September 9, 2010, the USPTO issued a non-substantive Office Action following examination of our service mark application and set a due date of March 9, 2011 for our response, and we intend to respond to such comments in due course. We have not otherwise sought registration of, and do not own or possess licenses or other rights to use, any patents, trade secrets or other proprietary know-how related to our intended business and operations. We have not sought registration of copyrights that may be necessary for us to conduct our business as described in this prospectus. There can be no assurances that our service mark application will be approved, or that infringement or other claims will not be asserted or prosecuted against us in the future, or that prosecutions will not materially and adversely affect our business, results of operations and financial condition. Any such claims, with or without merit, could be time consuming to management, resulting in costly litigation and diversion of resources and personnel. Moreover, it is not clear that we will be able to protect the use of our name by others because the name may be deemed generic and not subject to protection under applicable laws.

Certain of our subsidiaries may be restricted in their ability to make distributions to us.

The subsidiaries that hold our aircraft are legally distinct from us, and some of these subsidiaries are restricted from paying dividends or otherwise making funds available to us pursuant to agreements governing our indebtedness. All of our principal debt facilities have financial covenants. If we are unable to comply with these covenants, then the amounts outstanding under these facilities may become immediately due and payable, cash generated by our subsidiaries affected by these facilities may be unavailable to us and/or we may be unable to draw additional amounts under these facilities. The events that could cause some of our subsidiaries not to be in compliance with their loan agreements, such as a lessee default, may be beyond our control, but they nevertheless could have a substantial adverse impact on the amount of our cash flow available to fund working capital, make capital expenditures and satisfy other cash needs. For a description of the operating and financial restrictions in our debt facilities, see the section titled “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

Risks relating to the aircraft leasing industry

A significant discounting of prices on new aircraft by manufacturers or increase in the rate of new aircraft production may indirectly affect demand for used aircraft we purchase for leasing and our financial results and growth prospects.

The recent financial crisis has had a significant impact on the values of new aircraft as some buyers lost some or all of the funding for orders they had placed. As a result, some orders for new aircraft were cancelled or deferred. Ex-Im Bank and the ECAs supported debt financing for many new deliveries during the recent financial crisis but equity was still needed for these financings, which limited buyers’ access to these agencies. Consequently, to secure sales of new aircraft and maintain revenues, manufacturers sold many of these aircraft at significant discounts. If there is another downturn in the financial markets or economy and manufacturers again drive down the price of new aircraft, this may have an adverse effect on the value of any aircraft we own and our ability to lease them at attractive rates. We intend for used aircraft to make up a part of our target assets and our ability to extend leases or create new leases may be adversely affected by a surplus in the availability of new aircraft. Further, if manufacturers discount the prices of new aircraft, it may require us to mark down the value of aircraft we carry on our balance sheet or depreciate our aircraft portfolio at a faster rate. Thus, a significant decrease in the prices of new aircraft could adversely affect our results of operations and financial condition.

Airbus has announced that it will have two new engine variants available for its A319/A320/A321 family of aircraft, which could decrease the value and lease rates of aircraft we acquire.

On December 1, 2010, Airbus announced the launch of the NEO program, which involves the offering of two new engine types—one from Pratt & Whitney, a division of United Technologies Corporation, and the other from CFM International, Inc.—on certain Airbus A319/A320/A321 aircraft delivering in 2016 and thereafter. Airbus proposes to charge a price premium for A319/A320/A321 aircraft equipped with these new engines. The availability of A319/A320/A321 aircraft with these new engine types may have an adverse effect on residual value and future lease rates on current A319/A320/A321 aircraft. The development of these new engine options could decrease the desirability of the current A319/A320/A321 aircraft that are not equipped with these new engines and thereby increase the supply of this type of aircraft in the marketplace. This increase in supply could, in turn, reduce both future residual values and lease rates for this type of aircraft. It is also possible that other airframe manufacturers could embark on similar programs, which could have similar effects on residual values and lease rates of the aircraft manufactured by these manufacturers.

From time to time, the aircraft industry has experienced periods of oversupply during which lease rates and aircraft values have declined, and any future oversupply could materially adversely affect our financial results and growth prospects.

Historically, the aircraft leasing business has experienced periods of aircraft oversupply. The oversupply of a specific type of aircraft is likely to depress the lease rates for and the value of that type of aircraft. The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are outside of our control, including:

•	passenger and air cargo demand;

•	fuel costs and general economic conditions;

•	geopolitical events, including war, prolonged armed conflict and acts of terrorism;

•	outbreaks of communicable diseases and natural disasters;

•	governmental regulation;

•	interest rates;

•	the availability of credit;

•	airline restructurings and bankruptcies;

•	manufacturer production levels and technological innovation;

•	manufacturers merging or exiting the industry or ceasing to produce aircraft types;

•	retirement and obsolescence of aircraft models;

•	reintroduction into service of aircraft previously in storage; and

•	airport and air traffic control infrastructure constraints.

In addition, due to the recent economic downturn and increased financial pressures, a number of operating lessors may be sold or merged with other operating lessors. The sale of any of these operating lessors (which may include a reduction in their aircraft fleets) and, in particular, their aircraft portfolios, could increase supply levels of used and older aircraft in the market.

These factors may produce sharp and prolonged decreases in aircraft lease rates and values and have a material adverse effect on our ability to lease or re-lease the commercial aircraft that we ultimately acquire and on our ability to sell such aircraft and parts at acceptable prices. Any of these factors could materially and adversely affect our financial results and growth prospects.

The value of the aircraft we acquire and the market rates for leases could decline and this could have a material adverse effect on financial results and growth prospects of aircraft lessors.

Aircraft values and market rates for leases have from time to time experienced sharp decreases due to a number of factors including, but not limited to, decreases in passenger and air cargo demand, increases in fuel costs, government regulation and increases in interest rates. Operating leases place the risk of realization of residual values on aircraft lessors because only a portion of the equipment’s value is covered by contractual cash flows at lease inception. In addition to factors linked to the aviation industry generally, many other factors may affect the value of the aircraft that we acquire and market rates for leases, including:

•	the particular maintenance, operating history and documentary records of the aircraft;

•	the number of operators using that type of aircraft;

•	aircraft age;

•	the regulatory authority under which the aircraft is operated;

•	any renegotiation of an existing lease on less favorable terms;

•	the negotiability of clear title free from mechanics’ liens and encumbrances;

•	any regulatory and legal requirements that must be satisfied before the aircraft can be purchased, sold or re-leased;

•	compatibility of aircraft configurations or specifications with other aircraft owned by operators of that type;

•	comparative value based on newly manufactured competitive aircraft; and

•	the availability of spare parts.

Any decrease in the value of aircraft that we acquire and market rates for leases, which may result from the above factors or other unanticipated factors, may have a material adverse effect on our financial results and growth prospects.

Competition from other aircraft lessors with greater resources or a lower cost of capital than ours could adversely affect our financial results and growth prospects.

The aircraft leasing industry is highly competitive, and although it is comprised of over 100 aircraft lessors, the top five lessors in terms of the number of aircraft owned control more than 50% of the total number of aircraft that are currently on lease. Initially, we believe most of our primary competitors—those top five aircraft lessors—will be significantly larger, have a longer operating history and may have greater resources or lower cost of capital than ours; accordingly, they may be able to compete more effectively in one or more of the markets we attempt to enter.

In addition, we may encounter competition from other entities in the acquisition of aircraft such as:

•	airlines;

•	financial institutions, including those seeking to dispose of re-possessed aircraft at distressed prices;

•	aircraft brokers;

•	public and private partnerships, investors and funds with more capital to invest in aircraft; and

•	other aircraft leasing companies that we do not currently consider our major competitors.

Competition for a leasing transaction is based principally upon lease rates, delivery dates, lease terms, reputation, management expertise, aircraft condition, specifications and configuration and the availability of the types of aircraft necessary to meet the needs of the customer. Some of our potential competitors may have significantly greater operating and financial resources and access to lower capital costs than we have. In addition, some competing aircraft lessors may have a lower overall cost of capital and may provide inducements to potential lessees that we cannot match. Competition in the purchase and sale of used aircraft is based principally on the availability of used aircraft, price, the terms of the lease to which an aircraft is subject and the creditworthiness of the lessee, if any. We likely will not always be able to compete successfully with our competitors and other entities, which could materially adversely affect our financial results and growth prospects.

Given the financial condition of the airline industry, many airlines have reduced their capacity by eliminating select types of aircraft from their fleets, affecting the prices both of the aircraft types they eliminate and the types they continue to use. This elimination of certain aircraft from their fleets has resulted in an increase in the availability of such aircraft in the market, a decrease in rental rates for such aircraft and a decrease in market values of such aircraft. We cannot assure you that airlines will continue to acquire the same types of aircraft, or that we will not acquire aircraft that cease to be in use by our potential lessees.

There are a limited number of airframe and engine manufacturers and the failure of any manufacturer to meet its delivery obligations to us could adversely affect our financial results and growth prospects.

The supply of commercial aircraft is dominated by a few airframe manufacturers, including Boeing, Airbus, Embraer, ATR and Bombardier, and a limited number of engine manufacturers, such as GE Aircraft Engines, Rolls-Royce plc, Pratt & Whitney, a division of United Technologies Corporation, IAE International Aero Engines AG and CFM International, Inc. As a result, we will be dependent on the success of these manufacturers in remaining financially stable, producing products and related components which meet the airlines’ demands and fulfilling any contractual obligations they may have to us.

Should the manufacturers fail to respond appropriately to changes in the market environment or fail to fulfill any contractual obligations they might have to us, we may experience:

•	missed or late delivery of aircraft and a potential inability to meet our contractual obligations owed to any of our then lessees, resulting in potential lost or delayed revenues, lower growth rates and strained customer relationships;

•	an inability to acquire aircraft and related components on terms which will allow us to lease those aircraft to airline customers at a profit, resulting in lower growth rates or a contraction in our aircraft fleet;

•	a market environment with too many aircraft available, potentially creating downward pressure on demand for the anticipated aircraft in our fleet and reduced market lease rates and sale prices; or

•	a reduction in our competitiveness due to deep discounting by the manufacturers, which may lead to reduced market lease rates and aircraft values and may affect our ability to remarket or sell at a profit, or at all, some of the aircraft in our fleet.

There have been recent well-publicized delays by Boeing and Airbus in meeting stated deadlines in bringing new aircraft to market. If there are manufacturing delays for aircraft for which we have made lease commitments, some or all of our affected lessees could elect to terminate their lease arrangements with respect to such delayed aircraft. Any such termination could strain our relations with those lessees going forward and adversely affect our financial results and growth prospects.

Additional terrorist attacks or the fear of such attacks, even if not made directly on the airline industry, could negatively affect lessees and the airline industry.

As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures increased, passenger and cargo demand for air travel decreased, and operators faced, and, to a certain extent, continue to face, increased difficulties in acquiring war risk and other insurance at reasonable costs. The September 11, 2001 terrorist attacks resulted in substantial flight disruption costs caused by the temporary grounding of the U.S. airline industry’s fleet and prohibition of all flights in and out of the U.S. by the U.S. Federal Aviation Administration, significantly increased security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significantly decreased traffic.

Additional terrorist attacks, even if not made directly on the airline industry, or the fear of or any precautions taken in anticipation of such attacks (including elevated national threat warnings or selective cancellation or reduction of flights), could materially adversely affect lessees and the airline industry. The wars in Iraq and Afghanistan and additional international hostilities, including heightened terrorist activity, could also have a material adverse impact on our lessees’ financial condition, liquidity and results of operations. Lessees’ financial resources might not be sufficient to absorb the adverse effects of any further terrorist attacks or other international hostilities involving the United States or U.S. interests, which could result in significant decreases in aircraft leasing transactions thereby materially adversely affecting our results of operations.

Increases in fuel costs could materially adversely affect our lessees and by extension the demand for our aircraft.

Fuel costs represent a major expense to airlines, and fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events, regulatory changes including those related to greenhouse gas emissions and currency exchange rates. If airlines are unable to increase ticket prices to offset fuel price increases, their cash flows will suffer. Natural disasters can significantly affect fuel availability and prices. Other events, such as decisions by the Organization of the Petroleum Exporting Countries regarding their members’ oil output, the increase in global demand from countries such as China and reports in 2008 that Russia’s oil production had peaked, have increased and may continue to increase the volatility of fuel prices.

The high cost of fuel in 2008 had, and fuel cost increases that could occur in the future may continue to have, a material adverse impact on airline profitability. Due to the competitive nature of the airline industry, airlines may not be able to pass on increases in fuel prices to their passengers by increasing fares. If airlines are successful in increasing fares, demand for air travel may be adversely affected. In addition, airlines may not be able to manage fuel cost risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices increase further, they are likely to cause our lessees to incur higher costs or experience reduced revenues. Consequently, these conditions may:

•	affect our lessees’ ability to make rental and other lease payments;

•	result in lease restructurings and aircraft and engine repossessions;

•	increase our costs of maintaining and marketing aircraft;

•	impair our ability to re-lease aircraft and other aviation assets or re-lease or otherwise sell our assets on a timely basis at favorable rates; or

•	reduce the sale proceeds received for aircraft or other aviation assets upon any disposition.

Such effects could materially adversely affect demand for our aircraft.

A deterioration in the financial condition of the airline industry would have an adverse impact on our ability to lease our aircraft and sustain our revenues.

The financial condition of the airline industry is of particular importance to us because we plan to lease our aircraft to passenger airlines. Our ability to achieve our primary business objectives will depend on the financial condition and growth of the airline industry. The risks affecting airlines are generally out of our control, but because these risks have a significant impact on our intended airline customers, they will affect us as well. We may experience:

•	downward pressure on demand for our aircraft and reduced market lease rates and lease margins;

•	a higher incidence of lessee defaults, lease restructurings, repossessions and airline bankruptcies and restructurings, resulting in lower lease margins due to maintenance and legal costs associated with repossession, as well as lost revenue for the time our aircraft are off lease and possibly lower lease rates from our new lessees; and

•	an inability to lease aircraft on commercially acceptable terms, resulting in lower lease margins due to aircraft not earning revenue and resulting in storage, insurance and maintenance costs.

SARS, H1N1 and other epidemic diseases may hinder airline travel and reduce the demand for aircraft.

The outbreak of severe acute respiratory syndrome (“SARS”) materially adversely affected passenger demand for air travel in 2003. In addition, since 2003, there have been several outbreaks of avian influenza, or the bird flu, beginning in Asia and, eventually, spreading to certain parts of Africa and Europe. More recently, there was a global outbreak of the H1N1 virus, or the swine flu, which depressed travel due to fears of a global pandemic. Additional outbreaks of SARS, bird flu, swine flu or other pandemic diseases, or the fear of such events, could provoke responses, including government-imposed travel restrictions, which could negatively affect passenger demand for air travel and the financial condition of the aviation industry. The consequences of these events may reduce the demand for aircraft and/or impair our lessees’ ability to satisfy their lease payment obligations to us, which in turn would adversely affect our financial results and growth prospects.

Natural disasters and other natural phenomena may disrupt air travel and reduce the demand for aircraft.

Air travel can be disrupted, sometimes severely, by the occurrence of natural disasters and other natural phenomena. For example, in April 2010, the Eyjafjallajökull volcano in Iceland erupted, releasing a massive amount of ash and glass particles into the air. The volcanic ash traveled across Europe, causing the closure of airports and grounding of air traffic in, and canceling of flights through, affected areas. The airline industry incurred substantial losses from the disruption to air travel caused by this volcanic eruption, negatively affecting the financial condition of certain major airlines and the aviation industry as a whole. A future natural disaster could cause similar disruption to air travel and could result in a reduced demand for aircraft and/or impair our lessees’ ability to satisfy their lease payment obligations to us, which in turn would adversely affect our financial results and growth prospects.

The effects of various environmental regulations may negatively affect the airline industry. This may cause lessees to default on their lease payment obligations to us.

Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant aircraft is registered and operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization (the “ICAO”), have adopted a new, more stringent set of standards for noise levels which applies to engines manufactured or certified on or after January 1, 2006. Currently, U.S. regulations would not require any phase-out of aircraft that qualify with the older standards applicable to engines manufactured or certified prior to January 1, 2006, but the European Union has established a framework for the imposition of operating limitations on aircraft that do not comply with the new standards and incorporated aviation-related emissions into the European Union’s Emission Trading Scheme beginning in 2012. These regulations could limit the economic life of the aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. These limits generally apply only to engines manufactured after 1999. Because aircraft engines are replaced from time to time in the normal course, it is likely that the number of such engines would increase over time. Concerns over global warming could result in more stringent limitations on the operation of aircraft powered by older, noncompliant engines, as well as newer engines.

European countries generally have relatively strict environmental regulations that can restrict operational flexibility and decrease aircraft productivity. The European Parliament has confirmed that aviation is to be included in the European Union’s Emissions Trading Scheme starting in 2012. This inclusion could possibly distort the European air transport market, leading to higher ticket prices and ultimately a reduction in the number of airline passengers. In response to these concerns, European airlines have established the Committee for Environmentally Friendly Aviation to promote the positive environmental performance of airlines. The United Kingdom has doubled its air passenger duties, effective February 1, 2007, in recognition of the environmental costs of air travel. Similar measures may be implemented in other jurisdictions as a result of environmental concerns.

Compliance with current or future regulations, taxes or duties imposed to deal with environmental concerns could cause lessees to incur higher costs and to generate lower net revenues, resulting in an adverse impact on their financial conditions. Consequently, such compliance may affect lessees’ ability to make rental and other lease payments and reduce the value we receive for the aircraft upon any disposition, which could have an adverse effect on our financial results and growth prospects.

Aircraft have limited economically useful lives and depreciate over time, which could adversely affect our financial condition and growth prospects.

As commercial aircraft age, they will depreciate and generally the aircraft will generate lower revenues and cash flows. We must be able to replace such older depreciated aircraft with newer aircraft, or our ability to maintain or increase our revenues and cash flow will decline. In addition, since we depreciate our aircraft for accounting purposes on a straight-line basis to the aircraft’s residual value over its estimated useful life, if we dispose of an aircraft for a price that is less than the depreciated book value of the aircraft on our balance sheet, we will recognize a loss on the sale.

A new standard for lease accounting is expected to be announced in the future, but we are unable to predict the impact of such a standard at this time.

In August 2010, the Financial Accounting Standards Board (“FASB”) issued an Exposure Draft that proposes substantial changes to existing lease accounting, which will affect all lease arrangements. The FASB’s proposal requires that all leases be recorded on the financial statements of both the lessee and lessor.

Under the proposed accounting model, lessees will be required to record an asset representing the right-to-use the leased item for the lease term (the “Right-of-Use Asset”) and a liability to make lease payments. The Right-of-Use Asset and liability incorporate the rights, including renewal options, and obligations, including contingent payments and termination payments, arising under the lease and are based on the lessee’s assessment of expected payments to be made over the lease term. The proposed model requires measuring these amounts at the present value of the future expected payments.

Under the proposed accounting model, lessors will apply one of two approaches to each lease based on whether the lessor retains exposure to significant risks or benefits associated with the underlying asset, as defined. The performance obligation approach will be applied when the lessor has retained exposure to significant risks or benefits associated with the underlying lease. The de-recognition approach will apply when the lessor does not retain significant risks or benefits associated with the underlying asset.

Under either approach, lessors will recognize an asset for their right to receive lease payments (a “Lease Receivable”). The Lease Receivable will be initially measured based on the present value of the lease payments expected to be received over the lease term. The expected lease payments include fixed and contingent rentals, residual value guarantees and lease termination penalties. The recognized lease term will be the longest expected lease term, including any extension options. Subsequently, the lessor will measure the Lease Receivable at amortized cost using the interest method. The lessor will recognize interest income over the lease term and the lease payments will reduce the Lease Receivable.

Under the performance obligation approach, the underlying leased asset is considered to remain the lessor’s economic resource, and the lessor is obligated to allow the lessee to use the underlying asset during the term of the lease. The lessor will initially recognize a Lease Receivable and a lease liability (a “Performance Obligation”) for its obligation to allow the lessee to use the leased asset. The Performance Obligation is initially the same amount as the measurement of the Lease Receivable. Under the performance obligation approach, income is recognized as the Performance Obligation is reduced in a systematic and rational manner based on the pattern of usage. No income is recognized at the beginning of a lease under this approach.

Under the de-recognition approach, some of the economic benefits associated with the leased asset are considered to transfer to the lessee in exchange for an unconditional right to receive lease payments. The lessor will recognize a Lease Receivable and de-recognize the portion of the underlying asset representing the economic benefits that were transferred to the lessee. Any remaining economic benefits not transferred to the lessee will be recognized by the lessor as a residual asset. Income or loss is recognized at the beginning of the lease under this approach.

The comment period for this proposal ended in December 2010 and the FASB intends to issue a final standard in 2011. The proposal does not include a proposed effective date, rather it is expected to be considered as part of the evaluation of the effective dates for the major projects currently undertaken by the FASB. At present management is unable to assess the effects the adoption of the new standard will have on our financial statements. We believe the presentation of our financial statements, and those of our lessees, will change; however, we do not anticipate that the accounting pronouncement will change the fundamental economic reasons why airlines lease aircraft.

Risks relating to this offering

There is currently no public market for our Class A Common Stock, and a market for our Class A Common Stock may not develop or be sustained, which could adversely affect the liquidity and price of our Class A Common Stock.

Prior to this offering, there has been no public market for our Class A Common Stock. Although we have applied to list our Class A Common Stock on          , an active public market for our shares may not develop or be sustained after this offering. The initial public offering price for our Class A Common Stock will be determined through our negotiations with the underwriters and may not be indicative of the market price of our Class A Common Stock after this offering. If you purchase shares of our Class A Common Stock, you may not be able to resell those shares at or above the initial public offering price, or at all. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on           or otherwise or how liquid that market might become. An active public market for our Class A Common Stock may not develop or be sustained after this offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A Common Stock at a price that is attractive to you, or at all.

The market price and trading volume of our Class A Common Stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our Class A Common Stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume of our Class A Common Stock may fluctuate and cause significant price variations to occur. If the market price of our Class A Common Stock declines significantly, you may be unable to resell your shares at or above the initial public offering price, if at all. We cannot assure you that the market price of our Class A Common Stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Class A Common Stock include:

•	announcements concerning our competitors, the airline industry or the economy in general;

•	announcements concerning the availability of the type of aircraft we own;

•	general and industry-specific economic conditions;

•	changes in the price of aircraft fuel;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;

•	additions or departures of key members of management;

•	any increased indebtedness we may incur in the future;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	changes or proposed changes in laws or regulations affecting the airline industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our lessees are located.

These broad market and industry factors may decrease the market price of our Class A Common Stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including periods of sharp decline, as in late 2008 and early 2009. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A Common Stock will depend in part on the research and reports that securities or industry analysts publish about us, our business and our industry. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Future offerings of debt or equity securities by us may adversely affect the market price of our Class A Common Stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of Class A Common Stock or offering debt or additional equity securities, including commercial paper, medium-term notes, senior or subordinated notes or preferred shares. Issuing additional shares of Class A Common Stock or other additional equity offerings may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Class A Common Stock, or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings, would receive a distribution of our available assets prior to the holders of our Class A Common Stock. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A Common Stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Class A Common Stock bear the risk of our future offerings reducing the market price of our Class A Common Stock and diluting their share holdings in us. See “Description of capital stock.”

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our Class A Common Stock will be substantially higher than the pro forma net tangible book value per share issued and outstanding immediately after this offering. Our net tangible book value per share as of December 31, 2010 was approximately $      and represents the amount of book value of our total tangible assets reduced by the book value of our total liabilities and divided by the number of shares of our Common Stock then issued and outstanding. Investors who purchase Class A Common Stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share immediately after this offering. If you purchase Class A Common Stock in this offering, you will experience immediate and substantial dilution of $      in the net tangible book value per share, based upon the initial public offering price of $      per share, the mid-point of the estimated price range shown on the front cover of this prospectus. Investors who purchase Class A Common Stock in this offering will have purchased     % of the shares issued and outstanding immediately after the offering, but will have paid     % of the total consideration for those shares.

Since we have no current plans to declare or pay cash dividends on our Common Stock, you may not receive any return on investment unless you sell your Common Stock for a price greater than that which you paid for it.

We have no current plans to declare or pay any dividends to our stockholders. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on various factors, including our results of operations, our financial condition, our earnings, our cash requirements, legal restrictions, regulatory restrictions, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, you may have to sell some or all of your shares of our Common Stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our Common Stock and may lose some or all of the amount of your investment. Investors seeking cash dividends in the foreseeable future should not purchase our Class A Common Stock.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We will incur costs associated with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the Securities and Exchange Commission (the “SEC”) and the requirements of          . The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A Common Stock, fines, sanctions and other regulatory action and potentially civil litigation.

If we do not timely satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, the trading price of our Class A Common Stock could be adversely affected.

As a company with publicly-traded securities, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002. This law requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls over financial reporting. The cost to comply with this law will affect our net income adversely. Any delays or difficulty in satisfying the requirements of Section 404 could, among other things, cause investors to lose confidence in, or otherwise be unable to rely on, the accuracy of our reported financial information, which could adversely affect the trading price of our Class A Common Stock. In addition, if we fail to comply with Section 404, we could be subject to regulatory scrutiny and sanctions, which could include the delisting of our Class A Common Stock.

Provisions in Delaware law and our restated certificate of incorporation and amended and restated bylaws may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Common Stock and could entrench management.

Our restated certificate of incorporation and amended and restated bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests, including the ability of our board of directors to designate the terms of and issue new series of preferred stock, a prohibition on our stockholders from calling special meetings of the stockholders, and advance notice requirements for stockholder proposals and director nominations. In addition, Section 203 of the Delaware General Corporation Law, which we have not opted out of, prohibits a public Delaware corporation from engaging in certain business combinations with an “interested stockholder” (as defined in such section) for a period of three years following the time that such stockholder became an interested stockholder without the prior consent of our board of directors. The effect of Section 203 of the Delaware General Corporation Law, as well as these charter and bylaws provisions, may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. See “Description of capital stock—Certain anti-takeover provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws.”

Forward-looking statements

Statements in this prospectus that are not historical facts are hereby identified as “forward-looking statements,” including any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance that are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. Accordingly, these statements are only predictions and involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described in the section titled “Risk factors” and elsewhere in this prospectus, including the exhibits hereto, including the following factors, among others:

•	our status as a recently organized corporation with a limited operating history;

•	our inability to make acquisitions of, or to lease, aircraft on favorable terms;

•	our inability to obtain additional financing on favorable terms, if required, to complete the acquisition of sufficient aircraft as currently contemplated or to fund the operations and growth of our business;

•	our inability to obtain refinancing prior to the time our debt matures;

•	impaired financial condition and liquidity of our lessees;

•	deterioration of economic conditions in the commercial aviation industry generally;

•	increased maintenance, operating or other expenses or changes in the timing thereof;

•	changes in the regulatory environment;

•	our inability to deploy effectively the net proceeds of this offering;

•	potential natural disasters and terrorist attacks and the amount of our insurance coverage, if any, relating thereto; and

•	the other risks identified in this offering memorandum including, without limitation, those under the sections titled “Risk factors,” “Business” and “Certain relationships and related party transactions.”

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Use of proceeds

We estimate that our gross proceeds from the sale of           shares of our Class A Common Stock in this offering will be approximately $      (approximately $      if the underwriters fully exercise their option to purchase additional shares of Class A Common Stock), assuming an initial public offering price of $      per common share, the mid-point of the range of prices indicated on the front cover of this prospectus. After deducting the underwriting discounts and commissions of this offering, we expect to receive net proceeds of approximately $      (approximately $      if the underwriters fully exercise their option to purchase additional shares of Class A Common Stock).

We currently intend to use the net proceeds of this offering to fund the acquisition of commercial aircraft and for general corporate purposes.

Pending the use of any proceeds, we intend to invest the net proceeds of this offering in short-term interest bearing bank deposits or short-term interest bearing securities issued or guaranteed as to principal or interest by the United States or a person controlled by the government of the United States.

We will have broad discretion over the timing and manner in which we apply the net proceeds that we receive from this offering. The amount and timing of what we actually spend for the intended uses of proceeds described above may vary significantly and will depend on a number of factors, including our future revenues and cash generated by our operations and the other factors described in this prospectus, including under the section titled “Risk factors.”

Dividend policy

We have no current plans to declare or pay any cash or other dividends on our Common Stock. We intend to reinvest cash flow generated by operations to finance the future development and expansion of our business. In addition, in the future we may enter into credit agreements or other borrowing arrangements that impose restrictions on the declaration or payment of dividends. Our board of directors may consider the payment of a cash dividend in the future. Any determination to pay cash dividends in the future will be at the discretion of our board of directors and will depend on various factors, including our results of operations, our financial condition, our earnings, our cash requirements, legal restrictions, regulatory restrictions, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, you may need to sell your shares of our Common Stock to generate cash flow from your investment or to realize a return on your investment, and you may not be able to sell your shares at or above the initial public offering price, or at all. See “Risk factors—Since we have no current plans to declare or pay cash dividends on our Common Stock, you may not receive any return on investment unless you sell your Common Stock for a price greater than that which you paid for it.”

Capitalization

The following table sets forth our capitalization as of December 31, 2010, on an actual basis and on a pro forma as adjusted basis to give effect to the issuance and sale by us of           shares of our Class A Common Stock at an assumed initial public offering price of $      per share, the mid-point of the estimated price range shown on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based upon the initial public offering price for the offering of our Class A Common Stock and other terms of the offering of our Class A Common Stock determined at pricing. You should read the information set forth below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31,
	2010
		Pro forma
(dollars in thousands, except share amounts)	Actual	as adjusted
Cash and cash equivalents	$328,821	$
Restricted cash	48,676

Debt financing	911,981

Shareholders’ equity
Preferred Stock, $0.01 par value, 50,000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	—
Class A Common Stock, $0.01 par value, 63,563,810 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	636
Class B Non-Voting Common Stock, $0.01 par value, 1,829,339 shares issued and outstanding, actual and as adjusted	18
Paid-in capital	1,276,321
Accumulated deficit	(52,040)

Total shareholders’ equity	1,224,935

Total capitalization	$2,136,916	$

Dilution

If you invest in our Class A Common Stock, your interest will be diluted to the extent of the difference between the price per share you pay and our net tangible book value per share immediately after this offering. Our pro forma net tangible book value per share represents the amount of book value of our total tangible assets reduced by the book value of our total liabilities and divided by the pro forma number of shares of Common Stock outstanding after this offering. The pro forma financial information set forth below reflects adjustments to the net tangible book value of our Common Stock to give effect to this offering. For a description of these adjustments, see “Capitalization.”

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our Class A Common Stock in this offering and the pro forma net tangible book value per share of our Common Stock as adjusted for the expected sale of           shares of our Class A Common Stock by us in this offering at an assumed initial public offering price of $      per share, the mid-point of the estimated price range shown on the front cover of this prospectus, and for our receipt of the estimated net proceeds of that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our net tangible book value as of December 31, 2010 was approximately $      million, or $      per share of our Common Stock. Based on the foregoing, our pro forma, as adjusted net tangible book value as of the completion of this offering would be approximately $      million, or $      per share of our Common Stock. This amount represents an immediate increase in net tangible book value of $      per share to our stockholders as of December 31, 2010, and an immediate dilution in net tangible book value of $      per share of our Class A Common Stock to purchasers in this offering. The following table illustrates this per share dilution:

Per share offering price in this offering before any transaction costs	$
Pro forma net tangible book value of each share of our Common Stock as of December 31, 2010	$
Increase in net tangible book value of each share of our Common Stock attributable to new investors	$
Pro forma, as adjusted net tangible book value of each share of our Common Stock assuming the completion of this offering	$
Dilution in pro forma net tangible book value of each share of our Class A Common Stock to new investors	$

If the underwriters exercise in full their overallotment option to purchase or place an additional           shares, dilution per share to new investors would be approximately $      based on the assumptions set forth above.

The following table summarizes, as of December 31, 2010, on the pro forma basis, as adjusted, described above, the differences between existing stockholders and new investors with respect to the number of shares of our Common Stock purchased from us, the total consideration paid and the average price per share paid before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price
	Number	Percentage	Amount	Percentage	per share

Existing stockholders		%	$	%	$
New investors in this offering		%	$	%	$

Total		100.0%	$	100.0%	$

The foregoing tables and calculations are based on 65,393,149 shares of our Common Stock outstanding as of December 31, 2010 and exclude:

•	482,625 shares of Common Stock issuable upon the exercise of warrants outstanding as of December 31, 2010 at an exercise price of $20.00 per share;

•	3,225,908 shares of Class A Common Stock issuable upon the exercise of options outstanding as of December 31, 2010 at an exercise price of $20.00 per share; and

•	3,225,907 shares of Class A Common Stock issuable upon the vesting of restricted stock units outstanding as of December 31, 2010.

Selected financial data

The following table sets forth selected financial data for Air Lease Corporation. The historical results presented are not necessarily indicative of future results. You should read this information in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes appearing elsewhere in this prospectus.

For the period
from Inception to
(in thousands, except share data)	December 31, 2010

Operating data:
Rentals of flight equipment	$57,075
Interest and other	1,291

Total revenues	58,366
Expenses	119,281

Loss before tax	(60,915)
Tax benefit	8,875

Net loss	$(52,040)

Loss per share:
Basic	$(1.32)
Diluted	$(1.32)
Weighted average shares outstanding
Basic	39,511,045
Diluted	39,511,045
Other financial data (unaudited)
Adjusted net income(1)	$2,520
Adjusted EBITDA(2)	$32,973
Balance sheet data:
Flight equipment subject to operating leases (net of accumulated depreciation)	$1,629,809
Total assets	2,276,282
Total debt	911,981
Total liabilities	1,051,347
Shareholders’ equity	1,224,935
Cash flow data:
Net cash flows from:
Operating activities	$45,124
Investing activities	(1,854,710)
Financing activities	2,138,407
Other operating data:
Aircraft lease portfolio at period end:
Owned(3)	40

(1)	Adjusted net income (defined as net income attributable to Air Lease Corporation common shareholders before stock-based compensation expense and non-cash interest expense, which includes the amortization of debt issuance costs and convertible debt discounts) is a measure of both operating performance and liquidity that is not defined by United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP. Adjusted net income is presented as a supplemental disclosure because management believes that it may be a useful performance measure that is used within our industry. We believe adjusted net income provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations, and our ability to fund our expected growth with internally generated funds. Set forth below is additional detail as to how we use adjusted net income as a measure of both operating performance and liquidity, as well as a discussion of the limitations of adjusted net income as an analytical tool and a reconciliation of adjusted net income to our GAAP net loss and cash flow from operating activities.

Operating Performance: Management and our board of directors adjusted use net income in a number of ways to assess our consolidated financial and operating performance, and we believe this measure is helpful in identifying trends in our performance. We use adjusted net income as a measure of our consolidated operating performance exclusive of income and expenses that relate to the financing, income taxes, and capitalization of the business. Also, adjusted net income assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily one-time amortization of convertible debt discounts) and stock-based compensation expense from our operating results. In addition, adjusted net income helps management identify controllable expenses and make decisions designed to help us meet our current financial goals and optimize our financial performance. Accordingly, we believe this metric measures our financial performance based on operational factors that we can influence in the short term, namely the cost structure and expenses of the organization.

Liquidity: In addition to the uses described above, management and our board of directors use adjusted net income as an indicator of the amount of cash flow we have available to service our debt obligations, and we believe this measure can serve the same purpose for our investors.

Limitations: Adjusted net income has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

• adjusted net income does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, or (ii) changes in or cash requirements for our working capital needs; and

• our calculation of adjusted net income may differ from the adjusted net income or analogous calculations of other companies in our industry, limiting its usefulness as a comparative measure.

The following tables show the reconciliation of net loss and cash flows from operating activities, the most directly comparable GAAP measures of performance and liquidity, to adjusted net income for the period from inception to December 31, 2010:

For the period
from Inception to
(in thousands)	December 31, 2010

Reconciliation of cash flows from operating activities to adjusted net income:
Net cash provided by operating activities	$45,124
Depreciation of flight equipment	(19,262)
Stock-based compensation	(24,044)
Deferred taxes	8,875
Amortization of deferred debt issue costs	(4,883)
Amortization of convertible debt discounts	(35,798)
Changes in operating assets and liabilities:
Lease receivables and other assets	8,040
Accrued interest and other payables	(22,054)
Rentals received in advance	(8,038)

Net loss attributable to Air Lease Corporation shareholders	(52,040)
Amortization of debt issue costs	4,883
Amortization of convertible debt discounts	35,798
Stock-based compensation	24,044
Tax effect	(10,165)

Adjusted net income	$2,520

For the period
from Inception to
(in thousands)	December 31, 2010

Reconciliation of net loss to adjusted net income:
Net loss attributable to Air Lease Corporation shareholders	$(52,040)
Amortization of debt issue costs	4,883
Amortization of convertible debt discounts	35,798
Stock-based compensation	24,044
Tax effect	(10,165)

Adjusted net income	$2,520

(2)	Adjusted EBITDA (defined as net loss attributable to Air Lease Corporation common shareholders before net interest expense, stock-based compensation expense, income tax expense (benefit), and depreciation and amortization expense) is a measure of both operating performance and liquidity that is not defined by GAAP and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP. Adjusted EBITDA is presented as a supplemental disclosure because management believes that it may be a useful performance measure that is used within our industry. We believe adjusted EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations, and our ability to fund our expected growth with internally generated funds. Set forth below is additional detail as to how we use adjusted EBITDA as a measure of both operating performance and liquidity, as well as a discussion of the limitations of adjusted EBITDA as an analytical tool and a reconciliation of adjusted EBITDA to our GAAP net loss and cash flow from operating activities.

Operating Performance: Management and our board of directors use adjusted EBITDA in a number of ways to assess our consolidated financial and operating performance, and we believe this measure is helpful in identifying trends in our performance. We use adjusted EBITDA as a measure of our consolidated operating performance exclusive of income and expenses that relate to the financing, income taxes, and capitalization of the business. Also, adjusted EBITDA assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily one-time amortization of convertible debt discounts) and stock-based compensation expense from our operating results. In addition, adjusted EBITDA helps management identify controllable expenses and make decisions designed to help us meet our current financial goals and optimize our financial performance. Accordingly, we believe this metric measures our financial performance based on operational factors that we can influence in the short term, namely the cost structure and expenses of the organization.

Liquidity: In addition to the uses described above, management and our board of directors use adjusted EBITDA as an indicator of the amount of cash flow we have available to service our debt obligations, and we believe this measure can serve the same purpose for our investors.

Limitations: Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

• adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

• adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

• adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt; and

• other companies in our industry may calculate these measures differently from how we calculate these measures, limiting their usefulness as comparative measures.

The following tables show the reconciliation of net loss and cash flows from operating activities, the most directly comparable GAAP measures of performance and liquidity, to adjusted EBITDA for the period from inception to December 31, 2010:

For the period
from Inception to
(in thousands)	December 31, 2010

Reconciliation of cash flows from operating activities to adjusted EBITDA:
Net cash provided by operating activities	$45,124
Depreciation of flight equipment	(19,262)
Stock-based compensation	(24,044)
Deferred taxes	8,875
Amortization of deferred debt issue costs	(4,883)
Amortization of convertible debt discounts	(35,798)
Changes in operating assets and liabilities:
Lease receivables and other assets	8,040
Accrued interest and other payables	(22,054)
Rentals received in advance	(8,038)

Net loss attributable to Air Lease Corporation shareholders	(52,040)
Net interest expense	50,582
Income taxes	(8,875)
Depreciation	19,262
Stock-based compensation	24,044

Adjusted EBITDA	$32,973

For the period
from Inception to
(in thousands)	December 31, 2010

Reconciliation of net loss to adjusted EBITDA:
Net loss attributable to Air Lease Corporation shareholders	$(52,040)
Add back:
Net interest expense	50,582
Income taxes	(8,875)
Depreciation	19,262
Stock-based compensation	24,044

Adjusted EBITDA	$32,973

(3)	As of December 31, 2010, we owned 40 aircraft of which four are new aircraft and 36 are used aircraft.

Management’s discussion and analysis of
financial condition and results of operations

Overview

Our primary business is to acquire new and used popular and fuel-efficient commercial aircraft from aircraft manufacturers and other parties and to lease those aircraft to airlines around the world. We plan to supplement our leasing revenues by providing management services to investors and/or owners of aircraft portfolios, for which we will receive fee-based revenue. These services are expected to include leasing, re-leasing, and lease management and sales services, with the goal of helping our clients maximize lease and sale revenues. In addition to our leasing activities, and depending on market conditions, we expect to sell aircraft from our fleet to other leasing companies, financial services companies and airlines.

Our fleet

We believe we have one of the world’s youngest, most fuel-efficient operating lease portfolios. Our weighted average fleet age as of December 31, 2010 was 3.8 years. We expect that our weighted average fleet age will decrease further as we begin taking delivery of new aircraft from our order book. As of September 30, 2010, we had acquired 28 aircraft. As of December 31, 2010, our fleet had grown to 40 aircraft (of which four are new aircraft and 36 are used aircraft) and we have contracted to buy 148 new and used aircraft for delivery through 2017 with an estimated aggregate purchase price of $6.2 billion. Of the 148 aircraft, 65 are Boeing 737-800s, one is a Boeing 777-300ER, 51 are Airbus A320/321s, six are Airbus A330-200/300s, 15 are Embraer E190s and ten are ATR 72-600s. We have cancellation rights with respect to six of the Airbus A320/321 aircraft and six of the Boeing 737-800 aircraft.

As we move forward, we continue to evaluate opportunities to acquire attractive aircraft from other leasing companies and our airline customers, as well as opportunistic transactions with the airframe manufacturers, to achieve our target of owning approximately 100 aircraft by the end of 2011.

Debt financing

We fund our aircraft purchases with our Warehouse Facility, secured bilateral term financings and unsecured term and revolving credit facilities. As of December 31, 2010, we borrowed $554.9 million under our Warehouse Facility, $224.0 million in secured term debt and $133.1 million in unsecured financing, and we had $945.1 million available but undrawn under our Warehouse Facility and $120.0 million in available but undrawn revolving unsecured credit facilities. See “Liquidity and capital resources” below.

Aircraft industry and sources of revenues

Our revenues are principally derived from operating leases with scheduled and charter airlines. As of December 31, 2010, we derived more than 90% of our revenues from airlines domiciled outside of the United States, and we anticipate that most of our revenues in the future will be generated from foreign lessees. The airline industry is cyclical, economically sensitive, and highly competitive. Airlines and related companies are affected by fuel price volatility and fuel shortages, political and economic instability, natural disasters, terrorist activities, changes in national policy, competitive pressures, labor actions, pilot shortages, insurance costs, recessions, health concerns and other political or economic events adversely affecting world or regional trading markets. Our airline customers’ ability to react to and cope with the volatile competitive environment in which they operate, as well as our own competitive environment, will affect our revenues and income.

Throughout 2010, we saw a marked improvement in the outlook for the profitability of the airline industry. On December 14, 2010, the International Air Transport Association (“IATA”) issued its fourth upward revision of the forecast profitability for the world airline industry for 2010 to a forecasted profit of $15.1 billion as of December 2010. As of December 2010, IATA expected world airline industry profitability to be $9.1 billion in 2011.

We are optimistic about the long-term future of air transportation and, more specifically, the growing role that the leasing industry provides in facilitating the growth of commercial air transport. We have assembled a highly skilled management team and secured sufficient liquidity to position us well to benefit from a recovering market.

Liquidity and capital resources

Overview

As we grow our business, we envision funding our aircraft purchases through multiple sources, including cash raised in our prior equity offering, this offering and in any future equity offerings, cash flow from operations, the Warehouse Facility, additional unsecured debt financing through banks and the capital markets, bilateral credit facilities, and government-sponsored export guaranty and lending programs, including ECA-guaranteed aircraft financing on ATR and qualified Airbus aircraft, Ex-Im Bank-guaranteed financing on Boeing aircraft, and BNDES financing on Embraer aircraft. These government-sponsored financings have historically provided favorable funding levels at interest rates below those obtainable from normal commercial sources. We have commenced discussions with all of the ECAs, Ex-Im Bank, BNDES and SBCE for financing support of our new aircraft deliveries.

We have substantial cash requirements as we continue to expand our fleet through our purchase commitments. However, we believe that our available liquidity, which includes cash balances and undrawn balances under our Warehouse Facility and unsecured revolving credit facilities of $1.4 billion as of December 31, 2010, will be sufficient to satisfy the operating requirements of our business through the end of 2011.

Our liquidity plans are subject to a number of risks and uncertainties, including those described in the section of this prospectus titled “Risk factors,” some of which are outside of our control. Macro-economic conditions could hinder our business plans, which could, in turn, adversely affect our financing strategy.

Warehouse Facility

On May 26, 2010, ALC Warehouse Borrower, LLC, one of our wholly-owned subsidiaries, entered into the Warehouse Facility, which is a non-recourse, revolving credit facility to finance the acquisition of aircraft. This facility provides us with financing of up to $1.5 billion from a syndicate of eight lenders. We are able to draw on this facility during the initial two-year availability period. The Warehouse Facility accrues interest during the initial two-year period based on LIBOR plus 3.25% on drawn balances and at a fixed rate of 1.00% on undrawn balances. The outstanding drawn balance at the end of the initial two-year period may be converted at our option to an amortizing, four-year term loan with an interest rate of LIBOR plus 4.25% for the initial three years of the term and margin step-ups during the remaining year that increase the interest to LIBOR plus 5.25%.

As of December 31, 2010, we had borrowed approximately $554.9 million under the Warehouse Facility and pledged a total of 23 aircraft as collateral with a net book value of $930.0 million. The pledged aircraft collateral amount includes $200.0 million of aircraft collateral that we pledged as a precondition to borrowing under this facility. We have also pledged cash collateral of $48.3 million. We draw at a rate of 85% of our net purchase price for each aircraft, subject to a 65% loan-to-value ratio for the entire portfolio. We intend to continue to utilize the Warehouse Facility to finance aircraft acquisitions through 2011, as this facility provides us with ample liquidity to make opportunistic acquisitions of aircraft on short notice.

Secured financing

During 2010, we entered into six secured term facilities yielding $226.2 million, with interest rates ranging from LIBOR plus 2.55% to LIBOR plus 3.00%, and pledged $336.8 million in aircraft collateral under these facilities.

Unsecured financing

During 2010, we entered into nine unsecured two-year and three-year revolving credit facilities, aggregating $240.0 million. All of our unsecured revolving credit facilities bear interest at LIBOR plus 2.00% and the Company is obligated to pay 0.25% to 0.50% on the unused portion of the facilities. As of December 31, 2010, we had $120.0 million of undrawn borrowing capacity under our unsecured revolving credit facilities. Additionally, we entered into a $12.0 million, five-year term unsecured facility at a fixed rate of 3.90%.

Available liquidity

Available liquidity includes cash balances and undrawn balances under our Warehouse Facility and unsecured revolving credit facilities. At December 31, 2010, available liquidity was $1.4 billion.

Our debt financing was comprised of the following:

(dollars in thousands)	December 31, 2010

Secured debt	$778,896
Unsecured debt	133,085

Total	$911,981

Composite interest rate*	3.32%

*	This rate does not include the effect of upfront fees, undrawn fees or issuance cost amortization.

At December 31, 2010, we were in compliance in all material respects with the covenants in our debt agreements, including our financial covenants concerning debt-to-equity, tangible net equity and interest coverage ratios.

Recent initiatives

During the first quarter of 2011, two of our wholly-owned subsidiaries entered into two separate six-year secured term facilities yielding $118.0 million, including a $26.0 million facility at LIBOR plus 2.50% and a $92.0 million facility at a fixed rate of 4.57%. The Company pledged $180.3 million in aircraft collateral under these secured facilities. Finally, we entered into a $6.0 million, amortizing four-year term unsecured facility at a fixed rate of 4.15%.

Results of operations

	For the period	For the three	For the three
	from Inception to	months ended	months ended
(in thousands, except share data)	December 31, 2010	December 31, 2010	September 30, 2010

Revenues
Rental of flight equipment	$57,075	$36,730	$19,110
Interest and other	1,291	175	642

Total revenues	58,366	36,905	19,752

Expenses
Interest	11,062	5,353	3,871
Amortization of deferred debt issuance cost	4,883	2,073	1,935
Amortization of convertible debt discounts	35,798	—	—

Interest expense	51,743	7,426	5,806
Depreciation of flight equipment	19,262	12,634	6,301
Selling, general and administrative	24,232	10,055	7,941
Stock-based compensation	24,044	10,848	10,941

Total expenses	119,281	40,963	30,989

Loss before taxes	(60,915)	(4,058)	(11,237)
Income tax benefit	8,875	1,383	3,490

Net loss	$(52,040)	$(2,675)	$(7,747)

Amortization of debt issue costs	4,883	2,073	1,935
Amortization of convertible debt discounts	35,798	—	—
Stock-based compensation	24,044	10,848	10,941
Tax effect	(10,165)	(4,540)	(4,534)

Adjusted net income	$2,520	$5,706	$595

The following commentary should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus.

Rental revenue

Our financial results for the three months ended December 31, 2010 reflect our second full quarter of operations since the completion of our prior $1.3 billion private placement of Common Stock and the closing of our $1.5 billion Warehouse Facility. Building on our base of 28 aircraft at September 30, 2010, we acquired 12 aircraft during the period. As of December 31, 2010, we had acquired 40 aircraft at a total cost of $1.6 billion. We recorded $36.7 million in rental revenue for the three months ended December 31, 2010 and $57.1 million in rental revenue from inception. All of the aircraft in our fleet were leased as of December 31, 2010, except for one aircraft with respect to which we have entered into a binding lease commitment but for which delivery has not yet occurred.

Our financial results for the three months ended September 30, 2010 reflected our first full quarter of operations since the completion of our prior $1.3 billion private placement of Common Stock and the closing of our $1.5 billion Warehouse Facility. Building on our base of eight aircraft at June 30, 2010, we acquired 20 aircraft during the period. As of September 30, 2010, we had acquired 28 aircraft at a total cost of $980.1 million. We recorded $19.1 million in rental revenue for the three months ended September 30, 2010. All of the aircraft in our fleet were subject to signed leases as of September 30, 2010.

As aircraft are added throughout the respective periods, the full impact on rental revenue of these aircraft will be reflected in subsequent periods.

Interest expense

Interest expense of $7.4 million for the three months ended December 31, 2010 principally consisted of $5.3 million in unutilized fees on our debt facilities and cash interest and an additional $2.1 million in amortization of our deferred debt issue costs. Interest expense of $51.7 million for the period from inception to December 31, 2010 principally consisted of $35.8 million of amortization of convertible debt discounts, $11.0 million in unutilized fees on our debt facilities and cash interest and an additional $4.9 million in amortization of our deferred debt issue costs. The amortization of convertible debt discounts is a one-time equity-neutral charge. This charge was a result of our issuance of $60.0 million of convertible notes at 6.0%, on May 7, 2010, to funds managed by Ares Management LLC and Leonard Green & Partners, L.P. and members of our management and board of directors (and their family members or affiliates) and simultaneously entering into a forward purchase arrangement with such funds managed by Ares Management LLC and Leonard Green & Partners, L.P. to purchase shares at a discounted price of $18.00 per share. We used the proceeds of the convertible notes to finance the acquisition of an aircraft and for general corporate purposes prior to the initial closing of our private placement of Common Stock in June 2010. The convertible notes all converted to equity at $18.00 per share on June 4, 2010, upon the initial closing of our private placement of Common Stock in June 2010.

Interest expense of $5.8 million for the three months ended September 30, 2010 principally consisted of $3.9 million in unutilized fees on our debt facilities and cash interest and an additional $1.9 million in amortization of our deferred debt issue costs.

Our overall composite interest rate has continued to improve since our inception. This is a result of our credit spreads on new debt issuances continuing to tighten, combined with a low short-term interest rate environment.

Depreciation expense

We recorded $12.6 million in depreciation expense of flight equipment for the three months ended December 31, 2010. We recorded depreciation expense of flight equipment for the period from inception to December 31, 2010 of $19.3 million.

We recorded $6.3 million in depreciation expense of flight equipment for the three months ended September 30, 2010.

As aircraft are added throughout the respective periods, the full impact of depreciation of flight equipment acquired during each period will be reflected in subsequent periods.

Selling, general and administrative expenses

We recorded $10.1 million in selling, general and administrative expenses for the three months ended December 31, 2010. We recorded $24.2 million of selling, general and administrative expenses for the period from inception to December 31, 2010.

We recorded $7.9 million in selling, general and administrative expenses for the three months ended September 30, 2010.

Selling, general and administrative expense represented a disproportionate share of revenues during our launch phase. As we add new aircraft to our portfolio, we expect selling, general and administrative expense to reduce as a share of our revenue.

Stock-based compensation expense

We recorded $10.8 million of stock-based compensation expense for the three months ended December 31, 2010. Stock-based compensation expense for the period from inception to December 31, 2010 was $24.0 million.

We recorded $10.9 million of stock-based compensation expense for the three months ended September 30, 2010.

We granted restricted stock units and stock options during the second and third quarters of 2010. We determined the fair value of our grants on the grant date and will recognize the value of the grants as expense over the vesting period, with an offsetting increase to equity. As a result, the stock-based compensation expense recorded to date is equity-neutral.

Taxes

The effective tax rate for the period since inception was 14.6%. Our effective tax rate was reduced from the statutory rate of 35.0% primarily due to the tax treatment of the amortization of the convertible debt discounts, which is non-deductible for tax purposes.

Net loss

We recorded a net loss of $2.7 million for the three months ended December 31, 2010. The net loss for the period is primarily due to the depreciation of flight equipment and the amortization of stock-based compensation expense, which as discussed above is an equity-neutral charge. We recorded a net loss of $52.0 million for the period from inception to December 31, 2010. The net loss from inception is primarily attributable to the one-time amortization of convertible debt discounts and stock-based compensation expense, which as discussed above are both equity-neutral items.

We recorded a net loss of $7.7 million for the three months ended September 30, 2010. The net loss for the period is primarily due to the amortization of stock-based compensation expense, which as discussed above is an equity-neutral charge.

Adjusted net income

We recorded adjusted net income of $5.7 million for the three-month period ended December 31, 2010. This is the second consecutive period since inception that we recorded positive adjusted net income. We recorded adjusted net income of $2.5 million for the period since inception to December 31, 2010. The difference in adjusted net income for the three-month period ended December 31, 2010 and the period since inception was primarily due to selling, general and administrative expenses, which as noted above represents a disproportionate share of revenues during our launch phase.

We recorded adjusted net income of $595,000 for the three-month period ended September 30, 2010. This was the first period since inception that we recorded positive adjusted net income.

Adjusted net income is a measure of financial and operational performance that is not defined by GAAP. See note 1 in the “Summary financial information and data” for a discussion of adjusted net income as a non-GAAP measure and a reconciliation of this measure to net loss included elsewhere in this prospectus.

Contractual Obligations

Our contractual obligations as of December 31, 2010 are as follows:

(dollars in thousands)	2011	2012	2013	2014	2015	Thereafter	Total

Long-term debt obligations	$29,605	$128,494	$192,007	$129,457	$145,435	$286,983	$911,981
Interest payments on debt outstanding(a)	39,479	28,908	24,770	18,814	14,223	10,535	136,729
Operating leases	217	1,441	2,325	2,395	2,467	23,389	32,234
Purchase commitments	1,172,086	1,259,316	1,089,748	1,057,055	818,378	791,475	6,188,058

Total	$1,241,387	$1,418,159	$1,308,850	$1,207,721	$980,503	$1,112,382	$7,269,002

(a)	Future interest payments on floating-rate debt are estimated using floating interest rates in effect at December 31, 2010.

Off-balance sheet arrangements

We have not established any unconsolidated entities for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes. We have, however,

from time to time established subsidiaries, created other partnership arrangements or trusts for the purpose of leasing aircraft or facilitating borrowing arrangements.

Quantitative and qualitative disclosures about market risk

Market risk represents the risk of changes in value of a financial instrument, caused by fluctuations in interest rates and foreign exchange rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

Interest Rate Risk. The nature of our business exposes us to market risk arising from changes in interest rates. Changes, both increases and decreases, in our cost of borrowing, as reflected in our composite interest rate, directly impact our net income. Our lease rental stream is generally fixed over the life of our leases, whereas we have used floating-rate debt to finance a significant portion of our aircraft acquisitions. As of December 31, 2010, we had $898.9 million in floating-rate debt. If interest rates increase, we would be obligated to make higher interest payments to our lenders. If we incur significant fixed-rate debt in the future, increased interest rates prevailing in the market at the time of the incurrence of such debt would also increase our interest expense. If our composite rate were to increase by 1.0%, we would expect to incur additional interest expense on our existing indebtedness as of December 31, 2010, of approximately $9.0 million on an annualized basis, which would put downward pressure on our operating margins.

Foreign Exchange Rate Risk. The Company attempts to minimize currency and exchange risks by entering into aircraft purchase agreements and a majority of lease agreements and debt agreements with U.S. dollars as the designated payment currency. Thus, most of our revenue and expenses are denominated in U.S. dollars. As of December 31, 2010, 3.7% of our lease revenues were denominated in Euros. As our principal currency is the U.S. dollar, a continuing weakness in the U.S. dollar as compared to other major currencies should not have a significant impact on our future operating results.

Recent accounting pronouncements

In July 2010, the FASB issued an accounting standard that requires enhanced disclosures about (i) the nature of credit risk inherent in a portfolio of financing receivables, (ii) how risk is analyzed and assessed in arriving at the allowance for credit losses, and (iii) the changes and reasons for those changes in the allowance for credit losses. These increased disclosures are required to be included in our December 31, 2010 financial statements. As this new standard only requires additional disclosures about receivables, it will not affect our consolidated financial position, results of operations or cash flows.

Critical accounting policies

We believe the following critical accounting policies can have a significant impact on our results of operations, financial position and financial statement disclosures, and may require subjective and complex estimates and judgments.

Lease revenue

We lease flight equipment principally under operating leases and report rental income ratably over the life of each lease. Rentals received, but unearned, under the lease agreements are recorded in “Rentals received in advance” on our Consolidated Balance Sheet until earned. The difference between the rental income recorded and the cash received under the provisions of the lease is included in “Lease receivables,” as a component of “Other assets” on our Consolidated Balance Sheet. An allowance for doubtful accounts will be recognized for past-due rentals based on management’s assessment of collectability. Our management team monitors all lessees with past due lease payments (if any) and discusses relevant operational and financial issues facing those lessees with our marketing executives in order to determine an appropriate allowance for doubtful accounts. In addition, if collection is not reasonably assured, we will not recognize rental income for amounts due under our lease contracts and will recognize revenue for such lessees on a cash basis. Should a lessee’s credit quality deteriorate, we may be required to record an allowance for doubtful accounts and/or stop recognizing revenue until cash is received, both of which could have a material impact on our results of operations and financial condition.

We record as rental revenue the portion of supplemental maintenance rent that we are virtually certain will not be reimbursed to the lessee. Supplemental maintenance rental payments which we may be required to reimburse to the lessee are reflected in our overhaul reserve liability, as a component of “Security deposits and maintenance reserves on flight equipment leases” in our Consolidated Balance Sheet. Estimating when supplemental maintenance payments are virtually certain of not being reimbursed requires judgments to be made as to the timing and cost of future maintenance events. Should such estimates be inaccurate, we may be required to reverse revenue previously recognized and, if such estimates can no longer be accurately made, to stop recognizing any supplemental maintenance revenue until the end of the lease.

All of our lease agreements are triple net leases whereby the lessee is responsible for all taxes, insurance, and aircraft maintenance. In the future, we may incur repair and maintenance expenses for off-lease aircraft. We recognize overhaul expense in our Consolidated Statement of Operations for all such expenditures. In many operating lease contracts, the lessee is obligated to make periodic payments of supplemental maintenance rent, which is calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. In these leases, we will make a payment to the lessee to compensate the lessee for the cost of the actual major maintenance incurred, up to the maximum of the amount of supplemental maintenance rental payments made by the lessee during the lease term. These payments are made upon the lessee’s presentation of invoices evidencing the completion of such qualifying major maintenance.

Lessee-specific modifications such as those related to modifications of the aircraft cabin are expected to be capitalized as initial direct costs and amortized over the term of the lease into rental revenue in our Consolidated Statement of Operations.

Flight equipment

Flight equipment under operating lease is stated at cost less accumulated depreciation. Purchases, major additions and modifications, and interest on deposits during the construction phase are capitalized. We generally depreciate passenger aircraft on a straight-line basis over a 25-year life from the date of manufacture to a 15% residual value. Changes in the assumption of useful lives or residual values for aircraft could have a significant impact on our results of operations and financial condition. At the time flight equipment is retired or sold, the cost and accumulated depreciation are removed from the related accounts and the difference, net of proceeds, is recorded as a gain or loss.

Our management team evaluates on a quarterly basis the need to perform an impairment test whenever facts or circumstances indicate a potential impairment has occurred. An assessment is performed whenever events or changes in circumstances indicate that the carrying amount of an aircraft may not be recoverable. Recoverability of an aircraft’s carrying amount is measured by comparing the carrying amount of the aircraft to future undiscounted net cash flows expected to be generated by the aircraft. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates and estimated residual or scrap values for each aircraft. We develop assumptions used in the recoverability analysis based on our knowledge of active lease contracts, current and future expectations of the global demand for a particular aircraft type, and historical experience in the aircraft leasing market and aviation industry, as well as information received from third-party industry sources. The factors considered in estimating the undiscounted cash flows are affected by changes in future periods due to changes in contracted lease rates, economic conditions, technology and airline demand for a particular aircraft type. In the event that an aircraft does not meet the recoverability test, the aircraft will be recorded at fair value in accordance with our Fair Value Policy, resulting in an impairment charge. Deterioration of future lease rates and the residual values of our aircraft could result in impairment charges which could have a significant impact on our results of operations and financial condition. To date we have not recorded any impairment charges.

We record flight equipment at fair value if we determine the carrying value may not be recoverable. We principally use the income approach to measure the fair value of aircraft. The income approach is based on the present value of cash flows from contractual lease agreements and projected future lease payments, including contingent rentals, net of expenses, which extend to the end of the aircraft’s economic life in its highest and best use configuration, as well as a disposition value based on expectations of market participants. These valuations are considered Level 3 valuations, as the valuations contain significant non-observable inputs.

Share-based payments

To compensate and incentivize our employees and directors, we grant share-based compensation awards. To date, we have granted stock options and restricted stock units. All share-based payment awards granted have been equity classified awards. We account for such awards by estimating the grant date fair value of the award and amortizing that value on a straight-line basis over the relevant service period less any anticipated forfeitures. The estimation of the fair value of share-based awards requires considerable judgment, particularly since to date we have been a private company with a short history of operations. Key estimates we make in determining the fair value of an award include the fair value of our Common Stock, the expected term of the award and the volatility of our Common Stock. To date we have principally used transaction prices from sales of our Common Stock to determine the fair value of our Common Stock. As we have limited history, we have used the simplified averaging approach to estimating the expected term of the award. We have estimated the volatility of our Common Stock by using the average historic volatility of a peer group of companies. For future awards, we will be required to continue to make such subjective judgments, and while we intend to continue to use the approach discussed above to make key estimates, there can be no assurance that changes in such estimates will not have a significant impact to our results of operations in the future.

Income taxes

We use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance for deferred tax assets when the probability of realization of the full value of the asset is less than 50%. We are currently in a net deferred tax asset position. Based on the timing of reversal of deferred tax liabilities, future anticipated taxable income based on lease and debt arrangements in place at the balance sheet date and tax planning strategies available to us, our management considers the deferred tax asset recoverable. Should events occur in the future that make the likelihood of recovery of the net deferred tax asset less than 50%, a deferred tax valuation allowance will be required that could have a significant impact on our results of operations and financial condition.

We recognize the impact of a tax position, if that position has a probability of greater than 50% that it would be sustained on audit, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that has a probability of more than 50% of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As our business develops and we file tax returns, we may take tax positions that have a probability of less than 50% of being sustained on audit which will require us to reserve for such positions. If these tax positions are audited by a taxing authority, there can be no assurance that the ultimate resolution of such tax positions will not result in further losses. Such losses could have a significant impact on our results of operations and financial condition.

Overview of the aircraft leasing industry

We obtained the market and industry information, data and forecasts in this section from a report prepared for us by AVITAS, a full-service aviation consulting firm retained by us to provide such information, data and forecasts for inclusion in this prospectus. AVITAS has consented to being named as an expert with respect to such information, data and forecasts.

Nature of airline industry

Demand for air travel has consistently grown in terms of both the number of aircraft and passenger traffic over the last 40 years. The industry has remained resilient over time, while enduring the effects of both business cycle downturns and external events. Today, air travel has penetrated most world regions, with the highest growth now coming from emerging markets and economies. The long-term outlook for an increasing number of aircraft remains robust due primarily to increased passenger traffic. AVITAS forecasts that there will be more than 24,000 aircraft in service by 2015, an increase of approximately 5,000 over today’s level.

The airline industry is cyclical and generally grows along with the economy. Historically, there has been a strong positive correlation between changes in world Gross Domestic Product (“GDP”), measured in U.S. dollars, and changes in passenger traffic (as indicated by revenue passenger kilometers (“RPK”), an industry-standard measure of passengers flown where each RPK represents one kilometer traveled by a paying customer). Figure 1 illustrates that air travel can be forecast by using GDP as a predictor of passenger travel and depicts the actual levels of traffic versus the levels predicted by an AVITAS model based on world GDP.

Figure 1

Annual World Passenger Air Traffic, 1970-2010

Source: International Civil Aviation Organization.

The airline industry has demonstrated robust growth in terms of both aircraft and passenger traffic. Figure 2 shows the growth profile of both aircraft and passenger traffic over the last 40 years. Growth in passenger traffic has led to the need for additional aircraft capacity. The business cycle effects are apparent in the chart as passenger traffic (depicted by the RPK line) declines or softens within recessionary periods. However, aircraft inventory has trended upward consistently, regardless of the economic cycle, as many aircraft are delivered during downturns despite reduced passenger travel.

Figure 2

World Passenger Traffic and Commercial Jet Aircraft
Year-End Data 1970-2010

Source: Ascend fleet database (includes all commercial aircraft including regional jets with less than 100 seats).

Worldwide airline industry outlook

Figure 3 shows monthly year-over-year percentage changes for passenger and cargo traffic between January 2009 and December 2010, the most recent period for which data is available. As depicted, traffic has been recovering since October 2009, and as of December 2010, the data shows growth rates for passengers and cargo of 5% to 10%.

Figure 3

World Monthly Year over Year Passenger and Cargo Traffic Growth
January 2009 - December 2010

Source: IATA.

Note: Statistics cover international scheduled air traffic; domestic traffic is not included.

Long-term passenger traffic growth is expected to be underpinned by projected growth in demand from emerging markets. Travel growth remains concentrated in the emerging markets of the Asia/Pacific region, Latin America and the Middle East while the more mature markets in the United States and Europe have slower growth rates overall. The percentage of world traffic attributable to emerging markets has been continuously increasing since the early 1990s. For example, in 1990, the Asia/Pacific region represented about 17% of the world’s passenger traffic, and its share was estimated to be approximately 29% in 2010. Since 1990, China’s passenger traffic has grown 15% annually on average to 337 billion RPKs in 2009. Currently, China’s passenger traffic is the second highest in the world.

Figure 4 illustrates AVITAS’s forecast of the growth prospects for each of the major geographic regions over the next five years. AVITAS expects to see considerably higher growth in 2010-2015 in the Asia/Pacific region, the Middle East and Latin America, as compared to North America and Europe. In fact, AVITAS forecasts that by 2015 passenger traffic in the Asia/Pacific region will surpass passenger traffic in North America.

Figure 4

Forecast of Annual Average Passenger Traffic Growth by Major Regions
2010-2015

Source: AVITAS forecast.

From December 2009 through December 2010, IATA repeatedly increased its forecast estimates for 2010 worldwide airline industry profitability to reflect the strengthening of fundamental metrics such as increased traffic, load factors, yield, cargo growth, and capacity reduction. As of December 2010, IATA expected airline industry profitability to be $9.1 billion in 2011, which represents an increase of $3.8 billion over the 2011 airline profitability projection it released in September 2010.

Aircraft production

Airlines order aircraft to accommodate increased passenger demand as well as to replace older airplanes with newer, more fuel-efficient, and technologically enhanced aircraft. AVITAS projects that the world fleet will increase by about 25% from approximately 19,000 aircraft in 2010 to more than 24,000 aircraft by the end of 2015. As shown in Figure 5, increased passenger demand and aircraft replacement are projected to account for approximately 80% and 20%, respectively, of new aircraft deliveries from 2010 to 2015.

Figure 5

Demand for Passenger Aircraft from 2010-2015

Source: BACK Aviation data; AVITAS forecast.

A key driver of increased passenger demand is the growth of low-cost carriers worldwide. Most of the major regions of the world have seen a proliferation of low-cost carriers. For example, the Asia/Pacific region currently has more than 50 low-cost carriers, and in the Middle East and Latin America there are at least 20 low-cost carriers. Moreover, low-cost carriers are also expanding in other regions, such as Russia. Many of these low-cost carriers have new aircraft on order for future delivery and are seeking aircraft that have reduced operational expenses and greater fuel efficiency with lower maintenance costs.

Aircraft are replaced as a result of the economic life cycle of the airplane. The average age of retirement varies by aircraft type and model, but it is generally between 25 and 30 years for most passenger aircraft. As an aircraft becomes older, it tends to have higher maintenance costs, burns more fuel than younger, more modern aircraft, and often fails to comply (without costly modifications in some cases) to newer environmental standards.

Airlines that seek to replace their aircraft are driven by numerous factors, some of which are fuel consumption, aircraft range performance, cabin amenities, and aircraft reliability. Generally, airlines base their decision to replace aircraft on their specific operational economics and aircraft fleet strategies.

The lengthy production cycle of aircraft can create difficulties for airlines as new planes need to be ordered years in advance of delivery — often five years or more. Historically, airlines have tended to purchase aircraft when traffic is up but since aircraft production lead times can be so long, they often take delivery of the aircraft when the economic environment has changed and traffic has declined. These patterns occur in parallel with macro economic cycles.

Aircraft values

Aircraft values are determined by market demand and market supply. Market demand is predicted based on traffic forecasts, which are driven in turn by economic cycles, together with productivity, utilization assumptions and load factor analysis. Market supply is projected by a retirement forecast based on aircraft economic life assumptions and fluctuations in the parked aircraft fleet, and the delivery forecast driven by the order/delivery pattern. The change in aircraft values is the outcome of these movements in the demand for and supply of aircraft.

Figure 6 is a depiction of AVITAS’s value index for world passenger jets. The index is derived by an econometric model that compares average aircraft values for all aircraft types and vintages over time to their trend line. The trend line indicates the intrinsic value of an aircraft in a balanced market where supply and demand are equal. The percentage scale on the chart reflects the forecast of values as a percentage relative to the trend line value (which is indicated as 100%). This allows for a determination of when average aircraft values are forecast to be above or below the trend line over the short and medium term given forecast changes in the business cycle and the supply and demand for aircraft.

Figure 6

History and Forecast Value Index, World Passenger Jet, 2008-2015

Source: AVITAS forecast.

AVITAS forecasts that aircraft values will be depressed until 2011 as AVITAS believes that aircraft supply will continue to exceed the market demand for aircraft. In addition, both Boeing and Airbus are expanding production on several aircraft types in 2011 and 2012, which are expected to further dampen aircraft values through 2011. However, after 2011, passenger traffic is forecasted to recover, which is expected to lead to the absorption of the new aircraft deliveries and thereby strengthen aircraft values in the process.

There are dozens of different jet aircraft types and models in commercial airline service today ranging from 30 to 500 seats. Each of these models generally has a production run of 15 to 25 years. Because an aircraft’s value generally declines with age, there are numerous value profiles for each aircraft type by its year of build.

An aircraft’s value and its associated lease rates are determined by market conditions, the overall supply and demand for aircraft, and other factors, such as:

•	aircraft type and age;

•	number of aircraft in service today;

•	number of airlines who operate the aircraft;

•	production status;

•	size, capacity, and capability;

•	number of aircraft that are currently parked or in storage (a result of either market conditions or an operator decision to park the aircraft, either temporarily or permanently); and

•	life cycle duration, which is the potential of the aircraft type to be replaced by a newer model.

Performance against these criteria demonstrates market “liquidity” of the asset and thus the ease or difficulty in placing an aircraft with another operator.

Generally, newer in-production models with strong market penetration, good geographic dispersion, and a broad base of operators tend to hold their value better than older, out-of-production types. While all aircraft are expected to lose value during negative market conditions, aircraft with positive characteristics against the criteria described above should maintain a higher value and higher lease rate over a longer period of time and with less price volatility.

Figure 7 shows aircraft types that AVITAS expects will perform relatively well from a value perspective over the next five to ten years. Note that the aircraft types shown here are based on AVITAS’s opinion on the desirability of having these types in a leased aircraft portfolio that is strong on liquidity. It is not an endorsement or a guarantee that an investment in these aircraft will be profitable. Also, while assets that have strong market liquidity can minimize value volatility, they can also result in low yield returns as compared to an investment in older aircraft, which are more volatile in nature but may produce higher yields.

All of the aircraft listed in Figure 7 have demonstrated significant market strength and represent a cross-section of narrowbody, widebody, and turboprop aircraft. Many of these aircraft are favored by operating lessors given their high demand within the market and relative liquidity. While some compete with one another, many of these aircraft models and types do not have comparable replacements in terms of range and size and no such replacements are expected over the next five years (or longer). It is important to note that Airbus has announced a new engine option (A320 “NEO”) scheduled to enter service in 2016. The A330-200 may be replaced by a version of the A350WXB and a version of the 787, which are scheduled for delivery between 2013 and 2015. However, both of those models will be heavier than the A330-200. Thus, the A330-200 appears to have a competitive niche against aircraft of a similar size.

The Embraer 170/190 family of aircraft has gained significant prominence over the last decade as a result of the development of 70-100 seat regional jets. These popular aircraft are now used by both regional and major airlines to provide hub flow passenger traffic as well as point-to-point service between smaller and medium-sized cities. Similarly, the ATR 72-600, manufactured by French-Italian aircraft manufacturer ATR, provides large turboprop service at reduced operating economics, including low fuel burn. The ATR 72-600 will begin deliveries in 2011 and is a follow-on aircraft from the popular ATR 72-200/-500 models (currently used by 87 airline operators).

Figure 7

Selected aircraft statistics

					Aircraft			No. of aircraft
	Aircraft			Capacity	in		No. of airline	on operating	Production
Manufacturer	type	Model	Body type	(seats)	service	Backlog	operators	lease (apprx)	years (to date)

Boeing	737NG	-700	narrow	126	1138	501	78	380	14
		-800	narrow	162	2037	1445	130	957	14
	777	300ER	wide	365	247	198	23	114	8
Airbus	A320	A319-100	narrow	124	1217	254	103	520	16
		A320-200	narrow	150	2302	1756	210	1193	23
		A321-200	narrow	185	528	214	64	214	15
	A330	-200	wide	253	377	256	65	191	13
ATR	ATR72	-600	turboprop	74	n/a	90	9 (customers)	10	Beginning 2011
Embraer	EJET	170	narrow	70-75	184	12	23	12	8
		175	narrow	80-90	135	40	12	40	7
		190	narrow	90-100	321	179	31	43	6

Source: ACAS Business Aviation.

Notes: The statistics are from November 2010. The number of aircraft on operating lease are estimates and are for passenger aircraft only.

Role of lessors

Due to the cost of aircraft acquisitions, aircraft financing complexities and the airlines’ need for fleet flexibility, the role of operating lessors has expanded significantly over the last 20 years. In the late 1960s and early 1970s, airlines generally owned all of their aircraft. Aircraft acquisitions were financed through loans that were collateralized by the aircraft themselves. Airline fleets at that time were generally small in size and limited to a few aircraft types. Further, the overall size of the airline industry was relatively small and geographically confined. As airline fleets expanded and fixed costs for maintenance and ownership grew rapidly, airlines outsourced ownership of many of their airplanes through the adoption of aircraft leases.

Growth of aircraft operating leases is expected to continue as lessors acquire aircraft from manufacturers, as well as from airlines (for example, sale-leaseback transactions). Airlines have turned to the leasing structure for an increasing share of their financing requirements as operating leases provide fleet planning flexibility, relatively low capital investment and the avoidance of balance sheet residual value risk. An operating lease allows airlines to preserve capital that can be invested in the operational costs of the airline. Airlines are diversifying their fleets to secure growth in new markets in different geographic regions. Hence, operating lessors can provide airlines with diversified aircraft types and capacities, as well as economic flexibility.

Leasing is attractive to nearly all airlines and is particularly attractive to start-up carriers, especially those in the fast-growing, low-cost carrier sectors in various geographic regions. During the recession of 2001, while many banks were reducing their involvement in aircraft financing in the capital markets, operating lessors continued to offer aircraft supply to the airlines.

Figure 8 illustrates the consistent upward trend of aircraft operating leases over the past 40 years. As of December 2010, aircraft operating leases comprised about 35% of the more than 19,000 commercial jet aircraft fleet in service. Of the more than 7,000 new aircraft that are on order backlog, it is expected that operating lessors will take delivery of more than 1,300 aircraft, which represents approximately 19% of the total order backlog for new aircraft. This figure is consistent with operating lessors’ involvement with new aircraft orders over the last five years. Of the approximately 1,300 aircraft currently on order by operating lessors, 72% are narrowbody aircraft, 24% are widebodies, and 4% are regional jets.

Figure 8

Aircraft Operating Leases as a Percentage of Total Worldwide
Aircraft Fleet

Source: Ascend and AVITAS estimates; in service jet aircraft in commercial service.

The operating leasing industry has shown steady growth as a percentage of in-service aircraft. This is due to continued reliance on leasing companies to fund aircraft expansion in growing markets for both outright growth and for aircraft replacements. Forecasts for aircraft deliveries over the next five years suggest that the number of aircraft on lease may grow by more than

25% from today’s totals. As shown in Figure 9, extrapolating historical leasing trends indicates that the total number of aircraft on operating lease will increase from 6,800 in 2010 to 8,500 in 2015, an increase of 1,700 aircraft. This increase will be driven by both new aircraft deliveries as well as sale-leaseback transactions.

Figure 9

Aircraft Lease vs. Other Ownership-History and Extrapolation

Source: History from ACAS; AVITAS extrapolation.

Competition

The current competitive landscape for operating lessors is a large, but fragmented industry. There are over 100 aircraft lessors today but the top 50 lessors control the majority of the aircraft that are currently on lease, with the top five controlling more than 50% of the total number of aircraft on lease and more than 60% of current aircraft value. The two largest aircraft leasing companies are International Lease Finance Corporation and GE Capital Aviation Services.

The fragmented nature of the industry has created niches in the aircraft leasing industry within which lessors focus, including:

•	a focus on specific geographic regions;

•	a focus on a diversified fleet structure (narrowbody or widebody aircraft);

•	a focus on securitization of aircraft assets; and

•	different financial structures, that is, private or public company funding.

As a result of the recent global financial market challenges, several leasing companies have faced significant financial difficulty. Some large lessors have shed aircraft to provide needed funds. Moreover, the near future of the leasing market will also depend upon the strength and structure of the recovery of the overall airline market. Consequently, the current market situation may alter the competitor landscape and consolidation of existing players may be inevitable. With a disrupted landscape, new leasing companies may also arise as funding and the capital markets recover.

Despite the current issues, however, the leasing market is a fundamental component of the airline business. Leasing companies will play an increasingly larger role in providing aircraft capacity as airlines grow their fleets and re-fleet with newer, more fuel-efficient aircraft. New opportunities will arise and lessors who are adequately capitalized and are both nimble and flexible in their approach will be able to take advantage of today’s funding and market issues and be better equipped to pursue both current and long-term market opportunities.

Business

Overview

Air Lease Corporation is an aircraft leasing company that was launched in February 2010 by aviation industry pioneer Steven F. Udvar-Házy. We are principally engaged in purchasing commercial aircraft which we, in turn, lease to airlines around the world to generate attractive returns on equity.

As of December 31, 2010, we owned 40 aircraft of which four are new aircraft and 36 are used aircraft. Our fleet is comprised of fuel-efficient and newer technology aircraft, consisting of narrowbody (single-aisle) aircraft, such as the Airbus A319/320/321 and the Boeing 737-700/800, and select widebody (twin-aisle) aircraft, such as the Airbus A330-200 and the Boeing 777-300ER. We manage lease revenues and take advantage of changes in market conditions by acquiring a balanced mix of aircraft types, both new and used. Our used aircraft are generally less than five years old. All of the aircraft we own are leased, except for one aircraft with respect to which we have entered into a binding lease commitment but for which delivery has not yet occurred. Additionally, as of December 31, 2010, we have entered into purchase commitments to acquire an additional 144 new aircraft through 2017 and four used aircraft in 2011.

Through careful management and diversification of our leases and lessees by geography, lease term, and aircraft age and type, we mitigate the risks of owning and leasing aircraft. We believe that diversification of our leases and lessees reduces the risks associated with individual lessee defaults and adverse geopolitical and regional economic events. We manage lease expirations in our fleet portfolio over varying time periods in order to minimize periods of concentrated lease expirations and mitigate the risks associated with cyclical variations in the airline industry. We target to place new aircraft under leases with a minimum term of six years for narrowbody aircraft and nine years for widebody aircraft. As of December 31, 2010, the weighted average lease term remaining on our current leases was 5.6 years, and we leased the aircraft in our portfolio to 25 airlines in 15 countries.

We lease our aircraft to airlines pursuant to net operating leases that require the lessee to pay for maintenance, insurance, taxes and all other aircraft operating expenses during the lease term, which includes fuel, crews, airport and navigation charges, and insurance. The cost of an aircraft typically is not fully recovered over the term of the initial lease. Therefore, upon expiration or early termination of a lease, we retain the benefit and assume the risk of the rent at which we can re-lease the aircraft and its equipment or the price at which we can sell the aircraft and its equipment. We believe net operating leases offer airlines greater fleet and financial flexibility and ability to diversify as compared to outright ownership because of the relatively small initial capital outlay necessary to obtain use of the aircraft, the airlines’ ability to match aircraft use with their current and future operating requirements, financing leverage for the airline operator and the elimination of residual value risk. This allows the airline to preserve capital that it can invest in other aspects of its operations.

We believe we have entered the aircraft leasing industry at an opportune time, as we expect both airlines’ use of net operating leases and the demand for air travel to grow in the near future. We also believe that airlines’ desire to enjoy the operational and financial benefits that can be derived from net operating leases will drive growth in aircraft leasing. During the past 20 years, the world’s airlines have leased a growing share of their aircraft instead of owning them outright. According to AVITAS, as of November 2010, aircraft operating leases comprised approximately 35% of the more than 19,000 commercial jet aircraft fleet in service and are forecasted to grow by more than 25% over the next five years. Even as airlines’ reliance on leasing has grown, the demand for air travel has also increased, experiencing fairly consistent growth during the past 40 years. Air travel has penetrated most world regions, with the highest growth expected to take place in emerging markets and economies. AVITAS forecasts an annual growth rate of 5.9% in air passenger demand from 2011 to 2015 and projects the world fleet to increase by more than 25% during this same period.

We operate our business on a global basis, providing aircraft to airline customers in every major geographical region, including emerging and high-growth markets such as Asia, the Pacific Rim, Latin America, the Middle East and Eastern Europe. According to AVITAS, many of these emerging markets are experiencing increased demand for passenger airline travel and have lower market saturation than more mature markets such as North America and Western Europe. In addition, airlines in some of these emerging markets have fewer financing alternatives, enabling us to command relatively higher lease rates compared to lease rates in more mature markets. With our well-established industry contacts and access to capital, we believe we will be able to continue successfully implementing our business strategy worldwide. As of December 31, 2010, we have entered into leases and lease commitments with airlines in Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Ireland, Italy, Japan, Kazakhstan, Kenya, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Russia, South Africa, South Korea, Spain, Sri Lanka, Trinidad & Tobago, Turkey, United Arab Emirates, United States and Vietnam.

While our primary business is to own and lease aircraft, we also plan to provide fleet management and remarketing services to third parties for a fee. These services are similar to those we perform with respect to our fleet, including leasing, re-leasing, lease management and sales services.

We believe we have the infrastructure, expertise and resources to execute a large number of diverse aircraft transactions under a variety of market conditions. We are led by a highly experienced management team that includes Steven F. Udvar-Házy, our Chairman and Chief Executive Officer, John L. Plueger, our President and Chief Operating Officer, Grant A. Levy, our Executive Vice President, General Counsel and Secretary, Marc H. Baer, our Executive Vice President, Marketing, Alex A. Khatibi, our Executive Vice President, Jie Chen, our Executive Vice President and Managing Director of Asia, James C. Clarke, our Senior Vice President and Chief Financial Officer, Gregory B. Willis, our Vice President, Finance, and Chief Accounting Officer, and John D. Poerschke, our Senior Vice President of Aircraft Procurement and Specifications. On average, our senior management team has over 23 years of experience in the aviation industry.

Through their extensive industry experience, the members of our management team have built and maintained long-standing client relationships with more than 200 airlines in over 70 countries.

We believe that aircraft leasing is a relationship-driven business and that our management team’s relationships with and access to key decision makers at airlines around the world, combined with our experience, provide us with the ability to understand the needs of various airlines and tailor our fleet and leases to their needs. Also, we believe our relationships with airframe and engine manufacturers allow us to procure new aircraft on favorable terms and assist manufacturers with their airframe and engine designs to better meet the needs of our airline customers.

Operations to date

Current fleet

As of December 31, 2010, our aircraft fleet consisted of 36 narrowbody aircraft and four widebody aircraft, and the weighted average age of our aircraft fleet was 3.8 years.

The following table shows the scheduled lease terminations (for the minimum noncancelable period, which does not include contractual unexercised lease extension options) by aircraft type for our operating lease portfolio as of December 31, 2010:

Aircraft type	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total

Airbus A319-100	1		3		1	1	1						7
Airbus A320-200		2	2		1	1	1				1		8
Airbus A321-200						1	1						2
Airbus A330-200						1						1	2
Boeing B737-700	1	1				1			1		1		5
Boeing B737-800	1	1	3	1	4	1	3						14
Boeing B777-300ER								1			1		2

Total	3	4	8	1	6	6	6	1	1	0	3	1	40

A lease covering one of our three aircraft with lease expirations in 2011 is subject to a future lease with another airline customer.

Aircraft purchase commitments

As of December 31, 2010, we had committed to acquire a total of 144 new aircraft and four used aircraft at an estimated aggregate purchase price (including adjustment for anticipated inflation) of approximately $6.2 billion for delivery as shown below. The recorded basis of aircraft may be adjusted upon delivery to reflect credits given by the manufacturers in connection with the leasing of aircraft or changes in budgeted buyer furnished equipment required by a specific airline customer.

Aircraft type	2011	2012	2013	2014	2015	2016	2017	Total

Airbus A320/321-200	10	9	13	12	7			51
Airbus A330-200/300	2	4						6
Boeing B737-800(1)	5	3	12	12	12	12	9	65
Boeing B777-300ER	1							1
Embraer E190	4	8	3					15
ATR 72-600	2	8						10

Total	24	32	28	24	19	12	9	148

(1)	Four of the five Boeing B737-800s that we will acquire in 2011 will be used aircraft.

Our new aircraft are being purchased pursuant to binding purchase agreements with each of Airbus, Boeing, Embraer and ATR, or through sale-leaseback transactions with other airline customers. These agreements establish the pricing formulas (which include certain price adjustments based upon inflation and other factors) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types that we ultimately acquire. We also have cancellation rights with respect to six of the Airbus A320/321 aircraft and six of the Boeing 737-800 aircraft.

We had 40 aircraft in our fleet as of December 31, 2010 and anticipate growing our fleet to approximately 100 aircraft by the end of 2011. We intend to grow our fleet by purchasing the 24 aircraft for which we have purchase commitments in 2011 as well as acquiring 35 to 40 aircraft through additional purchases from aircraft manufacturers, other lessors and airlines.

Lease placements

As of December 31, 2010, we had arranged lease commitments for all 24 aircraft to be delivered in 2011 and for 16 out of 32 aircraft to be delivered in 2012. Our lease commitments for the 24 aircraft to be delivered in 2011 are comprised of 19 binding leases and five non-binding letters of intent. Our lease commitments for the 16 out of 32 aircraft to be delivered in 2012 are comprised of nine binding leases and seven letters of intent. While our management’s historical experience is that non-binding letters of intent for aircraft leases generally lead to binding contracts, we cannot assure you that we will ultimately execute binding agreements for all or any of the letters of intent. While we actively seek lease placements for the aircraft that are scheduled to be delivered through 2017, in making our lease placement decisions, we also take into consideration the anticipated growth in the aircraft leasing market and anticipated improvements in lease rates, which could lead us to determine that entering into particular lease arrangements at a later date would be more beneficial to us.

Geographic diversification

The following table sets forth the number of aircraft we leased in the indicated regions as of December 31, 2010:

	Number of	% of
Region	aircraft	total

Europe	16	40.0%
Asia/Pacific	11	27.5
Central America, South America and Mexico	5	12.5
U.S. and Canada	5	12.5
The Middle East and Africa	3	7.5

Total	40	100.0%

The following table sets forth our existing lessees by region as of December 31, 2010:

Region	Existing lessees

Europe	Aer Lingus, Air Berlin, Air France, KLM, Norwegian and Transavia
Asia/Pacific	AirAsia, Air Macau, GoAir, Hainan, Kingfisher, Sichuan, SpiceJet and Virgin Blue
Central America, South America and Mexico	Aeromexico, Interjet, TAM and Volaris
U.S. and Canada	Air Canada, Southwest, Spirit and WestJet
The Middle East and Africa	Air Arabia, Etihad and South African Airways

The following table sets forth the dollar amount and percentage of our rental of flight equipment revenues attributable to the indicated regions based on each airline’s principal place of business for the year ended December 31, 2010:

	Amount of
	rental revenue	% of
Region	(dollars in thousands)	total

Europe	$31,157	54.6%
Asia/Pacific	11,933	20.9
Central America, South America and Mexico	4,953	8.7
U.S. and Canada	6,309	11.0
The Middle East and Africa	2,723	4.8

Total	$57,075	100.0%

Over 90% of our aircraft are operated internationally based on net book value. The following table sets forth the percentage of the net book value of our aircraft portfolio operating in the indicated regions as of December 31, 2010:

% of
net book
Region	value

Europe	42.3%
Asia/Pacific	26.1
Central America, South America and Mexico	10.0
U.S. and Canada	15.6
The Middle East and Africa	6.0

Total	100.0%

As our aircraft portfolio grows, we anticipate that a growing percentage of our aircraft will be located in the Asia/Pacific, the Central America, South America and Mexico, and the Middle East and Africa regions.

The following table sets forth the revenue attributable to individual countries representing at least 10% of our rental of flight equipment revenue for the year ended December 31, 2010, based on each airline’s principal place of business.

	Amount of
	rental revenue	% of
Country	(dollars in thousands)	total

Germany	$15,153	26.5%
France	$8,598	15.1%
China	$6,091	10.7%

The following table sets forth the revenue attributable to individual airlines representing at least 10% of our rental of flight equipment revenue for the year ended December 31, 2010, based on each airline’s principal place of business.

	Amount of
	rental revenue	% of
Customer(1)	(dollars in thousands)	total

Air Berlin	$15,153	26.5%
Air France	$8,598	15.1%

(1)	A customer is an airline with its own operating certificate.

Our business and growth strategies

We believe that we entered the aircraft leasing industry at an opportune time, as both airlines’ use of net operating leases and the demand for air travel are expected to grow in the near future, consistent with a trend of growth in air travel over the last 40 years, as forecasted by AVITAS. Accordingly, we are pursuing the following business and growth strategies:

•	Capitalize on attractive market opportunities to grow our modern fleet of aircraft. We plan to continue acquiring aircraft and expect that a significant portion of these acquisitions will be subject to existing or new leases that produce immediate positive cash flows. We seek aircraft that produce attractive returns on equity while maintaining diversified lease portfolio characteristics in terms of aircraft type, aircraft age, lease term and geographic location of our lessees. We intend to continue to take advantage of the current economic environment to make opportunistic purchases of aircraft and aircraft portfolios. We plan to expand our fleet with a mix of narrowbody and widebody commercial aircraft that we expect to have long useful lives and that are currently in widespread use by airlines, with a greater focus on acquiring narrowbody aircraft. Based on our ongoing discussions with airlines, we believe narrowbody and certain widebody aircraft will continue to experience strong global airline demand. We have also entered into commitments to purchase select fuel-efficient regional jets and turboprop aircraft, such as the Embraer E190 and ATR 72-600 aircraft types. We believe market demand for these types of aircraft will grow as they are well suited for direct service between smaller and medium-sized cities and between such cities and major hub cities.

•	Continue to develop and grow our long-standing relationships and cultivate new relationships. We believe our management team’s experience in the aircraft leasing industry provides us immediate access to key decision makers at airframe and engine manufacturers and major airlines around the world, thereby enabling us to make prompt acquisitions of new aircraft, enter into new leases, and anticipate airlines’ longer-term needs so as to tailor our fleet and leases to their specific needs. Additionally, we believe our relationships with airframe and engine manufacturers allow us to influence their airframe and engine designs to better meet the needs of our airline customers. In our view, the aircraft leasing industry continues to be relationship-driven, and airframe and engine manufacturers and our airline customers will place a high value on the expertise and experience of our management team. This will help us develop new relationships, while we use our long-standing contacts to grow our business. We believe these relationships will help to establish us as a leader in the aircraft leasing industry over time.

•	Emphasize marketing in high-growth areas of the world. As our portfolio grows, we anticipate that a growing percentage of our aircraft will be located in Asia, the Pacific Rim, Latin America, the Middle East and Eastern Europe, although we will continue to enter into select leasing transactions in North America and Western Europe. We expect aircraft demand to increase in emerging markets over the next five years, as forecasted by AVITAS. We believe a developing infrastructure supporting direct air travel to more destinations within emerging market regions, combined with economic and population growth, an expected increase in the number of low-cost carriers, expansion of existing low-cost carriers, deregulation in air travel, and a significant increase in such areas’ middle class populations, will lead to growth in passenger air travel in these regions.

•	Enter into strategic ventures. We may, on occasion, enter into strategic ventures with third parties in order to take advantage of favorable financing or other opportunities, to share capital and/or operating risk, and/or to earn fleet management fees. Given our broad experience in acquiring, leasing, financing and managing aircraft, we believe that third parties seeking to invest in the aircraft leasing industry will view us as an attractive partner.

•	Actively manage our lease portfolio to optimize returns and minimize risk through diversification. In actively managing our aircraft portfolio, we seek to optimize returns and minimize risks by appropriately and prudently diversifying the types of aircraft we acquire, maintaining a low average fleet age, spreading out over a number of years the termination dates for our leases, achieving geographic diversification, and minimizing our exposure to customer concentration. Our acquisition of desirable aircraft types with a low average fleet age helps to maximize the mobility of our assets across global markets, which allows us to achieve a high rate of lease placements on attractive lease terms. Through the implementation of our diversification strategies, we believe that we are in a position to reduce our exposure to industry fluctuations over a particular period of time, economic fluctuations in a particular regional market, changes in customer preferences for particular aircraft, and the credit risk posed by a particular customer.

Our financing strategies

In addition to our business and growth strategies described above, the successful implementation of our financing strategies is critical to the success and growth of our business.

As we grow our business, we envision funding our aircraft purchases through multiple sources, including the $1.3 billion of cash we raised in our prior private placement of Common Stock, expected proceeds from any exercise of outstanding warrants, cash raised in this offering and in potential future equity offerings, future earnings and cash flow from operations, existing debt facilities, potential future debt financing and government-sponsored export guaranty and lending programs. We intend to employ multiple debt and equity strategies to attain financial flexibility to fund our aircraft purchases on the best terms available.

In May 2010, we entered into the Warehouse Facility to finance the acquisition of aircraft. This credit facility provides us with secured financing of up to $1.5 billion from a syndicate of eight lenders. We are able to draw on this facility during an initial two-year availability period. The Warehouse Facility accrues interest during the initial two-year period based on LIBOR plus 3.25% on drawn balances and at a fixed rate of 1.00% on undrawn balances. The outstanding drawn balance at the end of the initial two-year period may be converted at our option to an amortizing, four-year term loan with an increasing interest rate over the term period.

We have pledged $200.0 million in aircraft collateral as a precondition to borrowing under the Warehouse Facility. As of December 31, 2010, we had borrowed $554.9 million under the Warehouse Facility and pledged a total of 23 aircraft as collateral with a net book value of $930.0 million. As of December 31, 2010, we have also pledged $48.3 million in cash collateral and lessee deposits. We intend to continue to utilize the Warehouse Facility to finance aircraft acquisitions in 2011, as this facility provides us with ample liquidity to make opportunistic acquisitions of aircraft on short notice as we had an available balance of $945.1 million as of December 31, 2010.

In addition, we fund some aircraft purchases through secured bilateral term financings and unsecured term and revolving credit facilities. As of December 31, 2010, we had outstanding loan balances, excluding drawings under the Warehouse Facility, of $224.0 million in secured term debt and $133.1 million in unsecured financing, and had $120.0 million in available but undrawn revolving unsecured credit facilities. We will also use cash on hand to purchase aircraft and may use such acquired aircraft to secure new debt financing. Over time, we expect to access the public debt capital markets, subject to market conditions.

Furthermore, we seek to further diversify our funding sources through government-guaranteed debt. We have commenced discussions with each of the export credit agencies which sponsor exports of Airbus, Boeing, Embraer and ATR aircraft. The formal processes with these agencies generally take three to six months to obtain ratings and final approvals to obtain either sovereign guarantees or direct funding in the case of BNDES (financing Embraer aircraft). We hope to obtain ratings and approvals from the ECAs and SBCE/BNDES in 2011, but it is unclear as to timing and type of rating that may be achieved. If we are successful in obtaining favorable ratings in 2011, we would use these programs to finance a portion of our Airbus, Embraer and ATR deliveries in 2011. As we are not acquiring new Boeing aircraft until 2012, we have only had informal discussions to date with Ex-Im Bank. The exact amount of support in each case is difficult to predict because the ECAs may require risk mitigations from us, including a reduction in the loan advance level in arriving at the final risk rating. Moreover, these government-sponsored programs are undergoing significant changes as a result of the recently completed accords among the program sponsors in late 2010. The new accords will affect the availability and pricing of these programs to us as well as other borrowers after 2012.

In an effort to sustain our long-term financial health and limit our exposure to unforeseen dislocations in the capital markets, we intend to maintain a debt-to-equity ratio (excluding deferred tax liabilities for calculation purposes) generally within a range of 2-to-1 to 3-to-1. Due to the seasonality of aircraft deliveries, we expect this ratio to fluctuate within that range during the course of a typical fiscal year, although on occasion we may fall outside this range. In addition, we may from time to time enter into interest rate hedging arrangements to limit our exposure to increases in interest rates on our floating-rate debt.

We believe that the implementation of our financing strategies will help us maintain a prudent amount of leverage, while also maintaining financial flexibility to seize attractive market opportunities.

Our competitive strengths

We believe that the following strengths assist us in executing our business and growth strategies and provide us with an advantage over many of our competitors:

•	Highly experienced management team with diversified aviation and technical experience. Our senior management team, with an average of over 23 years of experience in the aviation industry, has significant experience in all aspects of the aviation and aircraft leasing industries, including the implementation of innovative lease structures, strategic planning, risk diversification, fleet restructuring, aircraft purchasing and financing strategies, and general transactional capabilities. We have separate Sales, Marketing and Commercial Affairs; Finance and Accounting; Legal; Commercial Contracts; Aircraft Procurement and Specifications; and Technical Asset Management departments that are involved in our leasing, sales and purchasing business. Our Technical Asset Management department has in-depth knowledge of aircraft, engines, avionics and the various regulations governing the maintenance of aircraft. This department monitors the fleet while on lease to our airline customers, handles the transfer of the aircraft from one operator to the next and monitors operator compliance with its technical and maintenance obligations under our leases.

•	Available deployable capital to capture attractive market opportunities. With the net proceeds from this offering, cash on hand, the financing available under the Warehouse Facility and multiple unsecured lines of credit, we have significant purchasing power that we can quickly deploy to acquire additional aircraft. In addition, we anticipate supplementing our access to capital with debt guaranteed by government agencies such as Ex-Im Bank and the ECAs and loans from BNDES for qualifying aircraft purchases and other debt financing arrangements. Our access to capital provides us with the flexibility to complete attractive aircraft purchases.

•	Strong aircraft delivery pipeline. Through our strategic and opportunistic approaches to acquiring aircraft and our strong relationship with airframe manufacturers, as of December 31, 2010, we entered into commitments to acquire 144 new aircraft over the next six years. We believe that our access to this strong aircraft delivery pipeline over this period gives us the ability to provide airline customers with a comprehensive multi-year solution to their aircraft leasing and fleet needs. This ability represents a significant competitive advantage in developing, renewing and expanding customer relationships as we have new aircraft available for delivery during periods far earlier than most of our airline customers can obtain new aircraft directly from airframe and engine manufacturers.

•	Young, modern and efficient aircraft fleet. Our aircraft portfolio primarily consists of modern, fuel-efficient narrowbody aircraft. As of December 31, 2010, the weighted average age of the aircraft in our current portfolio was 3.8 years. We believe we have one of the world’s youngest operating lease portfolios. Younger aircraft are more desirable than older aircraft because of their fuel efficiency, lower maintenance costs, and longer remaining useful lives. Furthermore, younger aircraft are more likely to be in compliance with newer environmental standards or are more easily brought up to environmental compliance without costly modifications. We believe our aircraft, and the additional aircraft that we will acquire, are in high demand among our airline customers and are readily deployable to various markets throughout the world. We expect that our fleet of young, high-demand aircraft will enable us to provide stable and growing cash flows to our stockholders over the long term.

•	Long-standing relationships with a global, diversified customer base. Our management team is well-known in the aviation industry and we are able to benefit from the long-standing relationships that Messrs. Udvar-Házy and Plueger and other key members of management have with more than 200 airlines in over 70 countries.

•	Strong manufacturer relationships. The supply of commercial passenger aircraft is dominated by a few airframe manufacturers, including Boeing, Airbus, ATR, Embraer and Bombardier. Through our management team’s active and long-standing participation in the aviation industry, we have developed strategic relationships with many of the manufacturers and suppliers of aircraft and aircraft parts, which enables us to leverage competitive acquisition and delivery terms and to influence new aircraft design.

•	Our management team’s and our board of directors’ significant investment in us aligns the interests of management and our board with those of our other stockholders. Members of our management team (and their families or affiliates) and members of our board of directors invested an aggregate of approximately $90.5 million in shares of our Class A Common Stock. We believe that our management team’s and our board of directors’ significant combined ownership stake in our Class A Common Stock, along with additional equity incentive grants, closely aligns our management team’s and our board of directors’ interests with those of our other stockholders.

Despite these competitive strengths, we face a high degree of risk that could adversely affect our financial results and growth prospects, including risks related to our liquidity plans, our ability to purchase, finance, lease and re-lease our aircraft profitably, interest rates, supply and demand cycles in the aviation industry, the financial strength of our lessees, macroeconomic conditions and emerging market conditions. See the section titled “Risk factors.”

Business model

We use our management team’s extensive experience in the aircraft leasing industry and relationships with airline customers and manufacturers to maintain and further grow relationships with both suppliers of aircraft and current and potential lessees. Our Sales, Marketing and Commercial Affairs; Finance and Accounting; Legal; Commercial Contracts; Aircraft Procurement and Specifications; and Technical Asset Management departments source and manage our aircraft through close relationships with airline customers and manufacturers.

Our business model emphasizes a relationship-based approach to identify potential aircraft acquisitions, perform technical reviews of the relevant maintenance records, carefully pair aircraft with appropriate lessees, structure leases to address our airline customers’ needs, and monitor our aircraft and our lessees throughout the lease terms. We believe we can execute this business model at each critical juncture along the aircraft lifecycle of acquiring, inspecting, leasing, monitoring and re-leasing or disposing of an aircraft in a competitively advantageous manner that will enable us to execute our business strategy and drive profitability.

Aircraft acquisition strategy

After determining the needs of our lessees or prospective airline customers, we evaluate each potential acquisition to determine if it supports our primary objective of generating profits while maintaining desired fleet characteristics. Our rigorous due diligence process takes into account:

•	the needs of our airline customers at the time of acquisition and their anticipated needs at the end of typical leasing cycles;

•	an aircraft’s fit within our diversified fleet based on its type, price, age, market value, specifications and configuration, condition and maintenance history, operating efficiency and potential for future redeployment;

•	an aircraft model’s reliability, long-term utility for airline customers, and appeal to a large segment of the industry;

•	jurisdiction of the lessee or potential lessee; and

•	legal and tax implications.

For used aircraft, we perform detailed technical reviews of both the physical aircraft and its maintenance history to minimize our risk of acquiring an aircraft with defects or other service issues. In the case of new aircraft, we work directly with the manufacturers to outfit and configure the aircraft with our airline customers’ needs in mind. Our inspection of new aircraft is focused on ensuring that our customers’ required specifications and modifications have been met.

We pursue acquisitions of additional aircraft through our relationships with aircraft operators, manufacturers, financial institutions, private investors and third-party lessors. We may also acquire aircraft for lease directly from manufacturers in the secondary market or pursuant to sale-leaseback transactions with aircraft operators. For new aircraft deliveries, we will often separately source many components, including seats, safety equipment, avionics, galleys, cabin finishes, engines and other equipment, from the same providers used by aircraft manufacturers at a lower cost. Manufacturers such as Boeing and Airbus will install this buyer furnished equipment in our aircraft during the final assembly process at their facilities. Through this use of our purchasing strategy, we are better able to modify the aircraft to meet our customer’s configuration requirements and enhance lease and residual values.

Leasing process

Our management team identifies all prospective lessees based upon industry knowledge and long-standing industry relationships. We seek to meet the specific needs of our airline customers by working closely with potential lessees and, where appropriate, developing innovative lease structures specifically tailored to address those needs. While we structure aircraft leases with our airline customers’ needs in mind, we, nevertheless, anticipate that most of our leases share some common characteristics, including the following:

•	most of our leases will be for fixed terms, although, where mutually beneficial, we may provide for purchase options or termination or extension rights;

•	most of our leases will require monthly payment in advance;

•	most of our leases will generally provide that the lessee’s payment obligations are absolute and unconditional;

•	our lessees will typically be required to make payment without deduction on account of any amounts that we may owe to the lessee or any claims that the lessee may have against us;

•	most of our leases will also require lessees to gross up lease payments to cover tax withholdings or other tax obligations, other than withholdings that arise out of transfers of the aircraft to or by us or due to our corporate structure; and

•	our leases will also generally require that our lessees indemnify us for certain other tax liabilities relating to the leases and the aircraft, including, in most cases, value-added tax and stamp duties.

We may, in connection with the lease of used aircraft, agree to contribute specific additional amounts to the cost of certain first major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease, and which are covered by the prior operator’s usage fees. We may be obligated under the leases to make reimbursements to lessees for expenses incurred for certain planned major maintenance. We also, on occasion, may contribute towards aircraft modifications (e.g., winglets and new interiors).

The lessee is responsible for compliance with applicable laws and regulations with respect to the aircraft. We require our lessees to comply with the standards of either the U.S. Federal Aviation Administration (“FAA”) or its equivalent in foreign jurisdictions. Generally, we receive a cash deposit as security for the lessee’s performance of obligations under the lease and the condition of the aircraft upon return. In addition, most leases contain extensive provisions regarding our remedies and rights in the event of a default by a lessee. The lessee generally is required to continue to make lease payments under all circumstances, including periods during which the aircraft is not in operation due to maintenance or grounding.

Some foreign countries have currency and exchange laws regulating the international transfer of currencies. When necessary, we require, as a condition to any foreign transaction, that the lessee or purchaser in a foreign country obtains the necessary approvals of the appropriate government agency, finance ministry or central bank for the remittance of all funds contractually owed in U.S. dollars. We attempt to minimize our currency and exchange risks by negotiating most of our aircraft leases in U.S. dollars, although, where appropriate, we may agree to leases denominated in other currencies. All guarantees obtained to support various lease agreements are denominated for payment in the same currency as the lease.

To meet the needs of certain of our airline customers, a relatively small number of our leases may be negotiated in Euros. As the Euro to U.S. dollar exchange rate fluctuates, airlines’ interest in entering into Euro-denominated lease agreements will change. After we agree to the rental payment currency with an airline, the negotiated currency typically remains for the term of the lease. We occasionally may enter into contracts to mitigate our foreign currency risk, and we expect that the economic risk arising from foreign currency denominated leases will be immaterial to us.

Management obtains and reviews relevant business materials from all prospective lessees and purchasers before entering into a lease or extending credit. Under certain circumstances, the lessee may be required to obtain guarantees or other financial support from an acceptable financial institution or other third parties. During the life of the lease, situations may lead us to restructure leases with our lessees. When we repossess an aircraft leased in a foreign country, we generally expect to export the aircraft from the lessee’s jurisdiction. In some very limited situations, the lessees may not fully cooperate in returning the aircraft. In those cases, we will take legal action in the appropriate jurisdictions, a process that we expect would ultimately delay the return and export of the aircraft. In addition, in connection with the repossession of an aircraft, we may be required to pay outstanding mechanics’ liens, airport charges, and navigation fees and other amounts secured by liens on the repossessed aircraft. These charges could relate to other aircraft that we do not own but were operated by the lessee.

Monitoring

During the term of a lease, we monitor both the maintenance of the aircraft and the operating performance and the financial health of the lessee. Our net operating leases generally require the lessee to pay for maintenance, insurance, taxes and all other aircraft operating expenses during the lease term. We closely monitor each leased aircraft to ensure all routine maintenance requirements are timely performed. Where an aircraft requires major, non-routine maintenance, we often are closely involved in overseeing the maintenance and partnering with the lessee while the work is performed to ensure all governmental and/or manufacturer standards are met.

We also closely follow the operating and financial performance of our lessees so that we can identify early on those lessees that may be experiencing operating and financial difficulties. This assists us in assessing the lessee’s ability to fulfill its obligations under the lease for the remainder of the term and, where appropriate, restructure the lease prior to the lessee’s insolvency or the initiation of bankruptcy or similar proceedings, at which time we would have less control over, and would most likely incur greater costs in connection with, the restructuring of the lease or the repossession of the aircraft. To accomplish this objective, we maintain a high level of communication with the lessee and closely and frequently evaluate the state of the market in which the lessee operates, including the impact of changes in passenger air travel and preferences, new government regulations, regional catastrophes and other unforeseen shocks to the relevant market.

Re-leasing or disposition of aircraft

Our lease agreements are generally structured to require lessees to notify us nine to twelve months in advance of the lease’s expiration if a lessee desires to renew or extend the lease. Requiring lessees to provide us with such advance notice provides our management team with an extended period of time to consider a broad set of alternatives with respect to the aircraft, including assessing general market and competitive conditions and preparing to re-lease or sell the aircraft. If a lessee fails to provide us with notice, the lease will automatically expire at the end of the term, and the lessee will be required to return the aircraft pursuant to the conditions in the lease. Our leases contain detailed provisions regarding the required condition of the aircraft and its components upon redelivery at the end of the lease term.

Insurance

We require our lessees to carry those types of insurance that are customary in the air transportation industry, including comprehensive liability insurance, aircraft all-risk hull insurance and war-risk insurance covering risks such as hijacking, terrorism (but excluding coverage for weapons of mass destruction and nuclear events), confiscation, expropriation, seizure and nationalization. We generally require a certificate of insurance from the lessee’s insurance broker prior to delivery of an aircraft. Generally, all certificates of insurance contain a breach of warranty endorsement so that our interests are not prejudiced by any act or omission of the lessee. Lease agreements generally require hull and liability limits to be in U.S. dollars, which are shown on the certificate of insurance.

Insurance premiums are to be paid by the lessee, with coverage acknowledged by the broker or carrier. The territorial coverage, in each case, should be suitable for the lessee’s area of operations. We generally require that the certificates of insurance contain, among other provisions, a provision prohibiting cancellation or material change without at least 30 days’ advance written notice to the insurance broker (who would be obligated to give us prompt notice), except in the case of hull war insurance policies, which customarily only provide seven days’ advance written notice for cancellation and may be subject to shorter notice under certain market conditions. Furthermore, the insurance is primary and not contributory, and we require that all insurance carriers be required to waive rights of subrogation against us.

The stipulated loss value schedule under aircraft hull insurance policies is on an agreed-value basis acceptable to us and usually exceeds the book value of the aircraft. In cases where we believe that the agreed value stated in the lease is not sufficient, we make arrangements to cover such deficiency, which would include the purchase of additional “Total Loss Only” coverage for the deficiency.

Aircraft hull policies generally contain standard clauses covering aircraft engines. The lessee is required to pay all deductibles. Furthermore, the hull war policies generally contain full war risk endorsements, including, but not limited to, confiscation (where available), seizure, hijacking and similar forms of retention or terrorist acts.

The comprehensive liability insurance listed on certificates of insurance generally include provisions for bodily injury, property damage, passenger liability, cargo liability and such other provisions reasonably necessary in commercial passenger and cargo airline operations. We expect that such certificates of insurance list combined comprehensive single liability limits of not less than $500.0 million for Airbus and Boeing aircraft and $200.0 million for Embraer, ATR and Bombardier aircraft. As a result of the terrorist attacks on September 11, 2001, the insurance market unilaterally imposed a sublimit on each operator’s policy for third-party war risk liability in the amount of $50.0 million. We require each lessee to purchase higher limits of third-party war risk liability or obtain an indemnity from its respective government.

In late 2005, the international aviation insurance market unilaterally introduced exclusions for physical damage to aircraft hulls caused by dirty bombs, bio-hazardous materials and electromagnetic pulsing. Exclusions for the same type of perils could be introduced into liability policies.

Separately, we purchase contingent liability insurance and contingent hull insurance on all aircraft in our fleet and maintain other insurance covering the specific needs of our business operations. We believe our insurance is adequate both as to coverages and amounts.

We cannot assure stockholders that our lessees will be adequately insured against all risks, that lessees will at all times comply with their obligations to maintain insurance, that any particular claim will be paid, or that lessees will be able to obtain adequate insurance coverage at commercially reasonable rates in the future.

We maintain key man life insurance policies on Messrs. Udvar-Házy and Plueger. Each policy is in the amount of $2.0 million, with the proceeds payable to us and permitted to be used for general corporate purposes.

Competition

The leasing, remarketing and sale of aircraft is highly competitive. We face competition from aircraft manufacturers, banks, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for leasing transactions is based on a number of factors, including delivery dates, lease rates, terms of lease, other lease provisions, aircraft condition and the availability in the marketplace of the types of aircraft required to meet the needs of airline customers. We believe we are a strong competitor in all of these areas.

Government regulation

The air transportation industry is highly regulated. We do not operate aircraft, and thus may not be directly subject to many industry laws and regulations, such as regulations of the U.S. Department of State (the “DOS”), the U.S. Department of Transportation, or their counterpart organizations in foreign countries regarding the operation of aircraft for public transportation of passengers and property. As discussed below, however, we are subject to government regulation in a number of respects. In addition, our lessees are subject to extensive regulation under the laws of the jurisdictions in which they are registered or operate. These laws govern, among other things, the registration, operation, maintenance and condition of the aircraft.

We are required to register, and have registered, the aircraft which we acquire and lease to U.S. carriers and to a number of foreign carriers where, by agreement, the aircraft are to be registered in the United States, with the FAA, or in other countries, with such countries’ aviation authorities as applicable. Each aircraft registered to fly must have a Certificate of Airworthiness, which is a certificate demonstrating the aircraft’s compliance with applicable government rules and regulations and that the aircraft is considered airworthy, or a ferry flight permit, which is an authorization to operate an aircraft on a specific route. Our lessees are obligated to maintain the Certificates of Airworthiness for the aircraft they lease and, to our knowledge, all of our lessees have complied with this requirement. When an aircraft is not on lease, we maintain the certificate or obtain a certificate in a new jurisdiction.

Our involvement with the civil aviation authorities of foreign jurisdictions consists largely of requests to register and deregister our aircraft on those countries’ registries.

We are also subject to the regulatory authority of the DOS and the U.S. Department of Commerce (the “DOC”) to the extent such authority relates to the export of aircraft for lease and sale to foreign entities and the export of parts to be installed on our aircraft. In some cases, we are required to obtain export licenses for parts installed in aircraft exported to foreign countries.

The DOC and the U.S. Department of the Treasury (through its Office of Foreign Assets Control) impose restrictions on the operation of U.S.-made goods, such as aircraft and engines, in sanctioned countries, as well as on the ability of U.S. companies to conduct business with entities in those countries.

The U.S. Patriot Act of 2001 (the “Patriot Act”) prohibits financial transactions by U.S. persons, including U.S. individuals, entities and charitable organizations, with individuals and organizations designated as terrorists and terrorist supporters by the U.S. Secretary of State or the U.S. Secretary of the Treasury. We comply with the provisions of the Patriot Act and closely monitor our activities with foreign entities.

A bureau of the U.S. Department of Homeland Security, U.S. Customs and Border Protection, enforces regulations related to the import of aircraft into the United States for maintenance or lease and the importation of parts into the United States for installation. We monitor our imports for compliance with U.S. Customs and Border Protection regulations.

The U.S. Bureau of Export Enforcement enforces regulations related to the export of aircraft to other jurisdictions and the export of parts for installation in other jurisdictions. We monitor our exports for compliance with the U.S. Bureau of Export Enforcement regulations.

Jurisdictions in which aircraft are registered as well as jurisdictions in which they operate may impose regulations relating to noise and emission standards. In addition, most countries’ aviation laws require aircraft to be maintained under an approved maintenance program with defined procedures and intervals for inspection, maintenance and repair. To the extent that aircraft are not subject to a lease or a lessee is not in compliance, we are required to comply with such requirements, possibly at our own expense.

We believe we are in compliance in all material respects with all applicable governmental regulations.

Employees

As of December 31, 2010, we had 34 full-time employees. None of our employees are represented by a union or collective bargaining agreements. We believe our relationship with our employees to be positive, which is a key component of our operating strategy. We strive to maintain excellent employee relations. We provide certain employee benefits, including retirement, health, life, disability and accident insurance plans.

Facilities

We lease our principal executive office at 2000 Avenue of the Stars, Suite 600N, Los Angeles, California 90067. We have exceeded our current office space and we have modified our existing lease agreement to move into a larger office space in our current building in April 2011, at which time our principal executive office will be located at 2000 Avenue of the Stars, Suite 1000N, Los Angeles, California 90067. We do not own any real estate.

Legal proceedings

From time to time, we may be involved in litigation and claims incidental to the conduct of our business in the ordinary course. Our industry is also subject to scrutiny by government regulators, which could result in enforcement proceedings or litigation related to regulatory compliance matters. We are not presently a party to any enforcement proceedings, litigation related to regulatory compliance matters, or any other type of litigation matters. We maintain insurance policies in amounts and with the coverage and deductibles we believe are adequate, based on the nature and risks of our business, historical experience and industry standards.

Management

Our executive officers and directors

Set forth below is information concerning our current executive officers and directors as of December 31, 2010. The business address of all of our executive officers and directors is 2000 Avenue of the Stars, Suite 600N, Los Angeles, California 90067.

Name	Age	Position

Steven F. Udvar-Házy	64	Chairman and Chief Executive Officer
John L. Plueger	56	President, Chief Operating Officer and Director
Grant A. Levy	48	Executive Vice President, General Counsel and Secretary
Marc H. Baer	46	Executive Vice President, Marketing
Alex A. Khatibi	50	Executive Vice President
Jie Chen	47	Executive Vice President and Managing Director of Asia
James C. Clarke	52	Senior Vice President and Chief Financial Officer
Gregory B. Willis	32	Vice President, Finance, and Chief Accounting Officer
John D. Poerschke	49	Senior Vice President of Aircraft Procurement and Specifications
John G. Danhakl	54	Director
Matthew J. Hart	58	Director
Robert A. Milton	50	Director
Michel M.R.G. Péretié	57	Director
Antony P. Ressler	50	Director
Wilbur L. Ross, Jr.	73	Director
Ian M. Saines	48	Director
Dr. Ronald D. Sugar	62	Director

Backgrounds of our current executive officers and directors

Set forth below is information concerning our current executive officers and directors identified above.

Steven F. Udvar-Házy has served as our Chairman and Chief Executive Officer since our launch in February 2010. Mr. Udvar-Házy brings more than 40 years of aviation industry experience to us, the last 37 of which were with International Lease Finance Corporation (“ILFC”). In 1973, Mr. Udvar-Házy co-founded the aircraft leasing business that became ILFC. As Chairman and Chief Executive Officer, Mr. Udvar-Házy led ILFC from its inception in 1973, through its initial public offering in 1983 and subsequent sale to American International Group, Inc. for $1.3 billion in 1990, and ultimately to its becoming the largest aircraft leasing company (by fleet value) in the world, with a fleet of over 1,000 jet aircraft as of December 31, 2009. Under Mr. Udvar-Házy’s leadership as Chairman and Chief Executive Officer, ILFC was able to increase its profitability. Even during the recent challenging economic environment, ILFC’s income before tax increased from $1.1 billion in 2008 to $1.4 billion in 2009, the last year of his tenure as Chief Executive Officer. Mr. Udvar-Házy retired from ILFC in February 2010 with a view to exploring other opportunities in the aviation industry. For the past 24 years, Mr. Udvar-Házy has been a member of the board of directors of Skywest, Inc. and currently serves as that board’s lead independent director. Mr. Udvar-Házy is an FAA Airline Transport Pilot with type ratings on multiple jet aircraft and has over 30 years of experience flying jet aircraft. He received a Bachelor of Arts degree in economics from UCLA, and has been awarded several honorary doctorate degrees.

John L. Plueger has served as our President and Chief Operating Officer since March 2010 and as one of our directors since April 2010. Mr. Plueger brings more than 23 years of aviation industry and aircraft leasing experience to us, all of which were with ILFC. Mr. Plueger was elected to ILFC’s board of directors in January 2002 and most recently served as ILFC’s acting Chief Executive Officer from February 2010 to March 2010. As ILFC’s President and Chief Operating Officer since 2002, Mr. Plueger was responsible for organizing ILFC’s worldwide sales and marketing efforts, maintaining its relationships with the major airframe and engine manufacturers, and overseeing all corporate support for those activities. Mr. Plueger also had primary responsibility for implementation of ILFC’s leasing business in Asia. Mr. Plueger’s professional experience also includes testifying before the U.S. House of Representatives as an aircraft leasing industry expert witness as well as responding to European Commission formal inquiries concerning aerospace industry related mergers and acquisitions. Mr. Plueger is a Certified Public Accountant and is an FAA Airline Transport Pilot with type ratings on multiple jet aircraft and single-/multi-engine and instrument instructor ratings. He received a Bachelor of Arts degree from UCLA and is a Certified Director from the UCLA Anderson Graduate School of Management’s Corporate Director Certification Program. Mr. Plueger is a member of the board of directors of the Smithsonian National Air and Space Museum, and also serves on the board of directors of the Wings Club and several other charitable boards.

Grant A. Levy has served as our Executive Vice President, General Counsel and Secretary since April 2010. Mr. Levy brings more than 18 years of aviation industry experience to us, all of which were with us and at ILFC in various positions in the Legal and Marketing Departments. Mr. Levy most recently served as ILFC’s Senior Vice President in the Marketing Department from 2002 until his departure in April 2010. While in the Marketing Department at ILFC, Mr. Levy led its sales team, handled its lease relationships with over 30 airlines in Europe, North America and New Zealand and arranged for ILFC to provide residual value guaranties. Prior to joining the Marketing Department, Mr. Levy was a senior member of ILFC’s Legal Department where he led the negotiation of lease, sales, residual value guaranty, fleet management and other transactions. Mr. Levy received his Bachelor of Arts degree from Pomona College and his Juris Doctor (cum laude) from Boston College Law School.

Marc H. Baer has served as our Executive Vice President, Marketing since April 2010. Mr. Baer brings more than 13 years of aviation industry experience to us, all of which were with us and at ILFC in the Legal and Marketing Departments. Mr. Baer most recently served as a Senior Vice President of ILFC from April 2007 until his departure in April 2010. While in the Legal Department at ILFC, Mr. Baer led the legal negotiations in a wide range of transactions, including lease agreements, sales and residual value guarantees. Beginning in September 2002, Mr. Baer began working full time in ILFC’s Marketing Department, where he was responsible for developing relationships and negotiating transactions with over 25 airlines, including Virgin Atlantic Airways Ltd., Air Seychelles and Air France, ILFC’s largest customer with over 60 aircraft. While at ILFC, Mr. Baer managed a portfolio of more than 125 aircraft and was responsible for closing the industry’s first operating lease for the new 787 aircraft from Boeing. Mr. Baer is bilingual and has dual French-American citizenship. He holds a Bachelor of Arts degree from Stanford University and a Juris Doctor from Loyola Law School.

Alex A. Khatibi has served as our Executive Vice President since April 2010. Mr. Khatibi brings more than 23 years of aviation industry experience to us, the last 14 of which were with ILFC. Mr. Khatibi was Managing Director of ILFC’s Middle East business and managed a portfolio of global lessees including the Middle East, Greece, Poland, Hungary, Brazil, Italy, Netherlands, Germany, United Kingdom and Russia/CIS. Within these regions, Mr. Khatibi was responsible for developing and evaluating emerging markets, leading lease negotiations and planning and executing aircraft placement strategies. Mr. Khatibi began his employment in ILFC’s Technical Department in September 1995 and was responsible for the technical aspects of operating/finance lease agreements. Prior to joining ILFC, Mr. Khatibi held Engineering and Technical management positions at Continental Airlines. Mr. Khatibi is a graduate of Embry-Riddle Aeronautical University where he received a Bachelor of Science degree in Engineering and completed Technical Management studies. Mr. Khatibi also holds an FAA Airframe & Powerplant license, certified to approve aircraft airworthiness and return to service.

Jie Chen has served as our Executive Vice President and Managing Director of Asia since August 2010. Mr. Chen brings more than 19 years of aviation industry experience to us, the last 18 of which were with ILFC in various positions in the Sales and Marketing Department. Mr. Chen joined ILFC in 1992 as a Director of Marketing, Asia and he most recently served as ILFC’s Senior Vice President and Managing Director, Asia from 2002 until his departure in July 2010. While in the Sales and Marketing Department at ILFC, Mr. Chen oversaw the expansion of ILFC’s leasing business in Asia from 5% to 30% of ILFC’s total worldwide revenue. Mr. Chen was also responsible for developing new leasing markets in China, Vietnam, Malaysia, Thailand, Taiwan, Japan and Macau. Under Mr. Chen’s leadership, ILFC’s leasing business in Asia grew to 30% of total profits for ILFC. Prior to joining ILFC, Mr. Chen was a project manager in the leasing division at China International Trust & Investment Corporation. He holds a Bachelor of Arts degree from the Renmin University of China and a Master Degree of Science in management from the State University of New York.

James C. Clarke has served as our Senior Vice President and Chief Financial Officer since April 2010. Mr. Clarke has more than 23 years of experience in asset finance and leasing, structured finance for the airline sector and airline operating experience as Chief Financial Officer. From 2008 to 2010, Mr. Clarke served as founding partner of Three Capital Partners, LLC, an aviation advisory and asset-management firm. From September 2005 to August 2008, Mr. Clarke served as managing director at SkyWorks Capital, LLC, a firm providing transaction and advisory services on asset-based financings, financial restructurings and debt and equity offerings to global aviation clients. He held Chief Financial Officer positions at both Aloha Airlines, Inc. and Air Wisconsin Airlines Corporation, with broad management responsibilities for financial accounting and external reporting and all financing activities. Mr. Clarke was a key member of restructuring efforts at Aloha Airlines, Inc. during its first Chapter 11 bankruptcy proceedings. He also led the structured-debt, enhanced equipment trust certificate effort at Merrill Lynch & Co., Inc. He was the Senior Vice President, Risk Management for GE Capital Aviation Services, and a Vice President at its predecessor company, GPA Group PLC, with transactional responsibility for U.S. and Japanese tax-structured financings. Mr. Clarke began his career in aviation in the treasury function at both American Airlines, Inc. and United Airlines, Inc., as a staff specialist in corporate finance. He received his Bachelor of Arts degree from Stanford University, Juris Doctor from IIT Chicago-Kent College of Law and Master of Business Administration from the University of Chicago Graduate School of Business.

Gregory B. Willis has served as our Vice President, Finance, and Chief Accounting Officer since March 2010. Mr. Willis brings more than three years of aviation industry experience to us. From

2007 to 2010, Mr. Willis served as the Director of Accounting Policy at ILFC. Prior to ILFC, Mr. Willis served as the Vice President of Alternative Investments at Mellon Financial Corporation from 2005 to 2007, where he was responsible for administering the accounting and tax functions for private equity and distressed debt funds. Mr. Willis began his career as an auditor for PricewaterhouseCoopers LLP, where he spent more than five years in various audit-related roles in their financial services practice, including as an audit manager. Mr. Willis is a Certified Public Accountant, licensed in the state of California, and is a member of the American Institute of Certified Public Accountants. Mr. Willis received a Bachelor of Arts degree from the University of California at Davis.

John D. Poerschke has served as our Senior Vice President of Aircraft Procurement and Specifications since March 2010. Mr. Poerschke brings more than 24 years of aviation industry experience to us, the last 15 years of which were at ILFC. While at ILFC, Mr. Poerschke managed both the development of the technical aircraft configurations and procurement of the buyer furnished equipment for many of ILFC’s Boeing and Airbus aircraft. Mr. Poerschke brings an extensive network of aviation supplier relationships with him to us. Prior to joining ILFC, Mr. Poerschke held jobs of increasing management responsibility in the engineering, fleet planning and procurement departments of Continental Airlines, Inc., US Airways Group Inc. and Boeing. Mr. Poerschke received a Bachelor of Science degree from USC and he is a FAA-rated pilot.

John G. Danhakl has served as one of our directors since May 2010. He is a Managing Partner at Leonard Green & Partners, L.P., which he joined in 1995. Prior to joining Leonard Green & Partners, L.P., Mr. Danhakl was a Managing Director in the Los Angeles office of Donaldson, Lufkin & Jenrette Securities Corporation (“DLJ”), which he joined in 1990, and where he worked extensively with Leonard Green & Partners, L.P. as its lead investment banker. Prior to joining DLJ, Mr. Danhakl was a Vice President in corporate finance at Drexel Burnham Lambert Incorporated from 1985 to 1990. Mr. Danhakl presently serves on the board of directors of Arden Group, Inc., HITS, Inc., IMS Health, Inc., Leslie’s Poolmart, Inc., The Neiman Marcus Group, Inc., Petco Animal Supplies, Inc. and The Tire Rack, Inc. He has previously served on the board of directors of AsianMedia Group, LLC, Big 5 Sporting Goods Corporation, Communications and Power Industries, Inc., Diamond Triumph Auto Glass, Inc., Liberty Group Publishing, Inc., MEMC Electronic Materials, Inc., Phoenix Scientific, Inc., Rite Aid Corporation, Sagittarius Brands, Inc. and VCA Antech, Inc. Mr. Danhakl graduated from the University of California at Berkeley in 1980 and received a Master of Business Administration from Harvard Business School in 1985.

Matthew J. Hart has served as one of our directors since May 2010. Mr. Hart served as President and Chief Operating Officer of Hilton Hotels Corporation from May 2004 until the buyout of Hilton by the Blackstone Group in October 2007. Mr. Hart also served as Executive Vice President and Chief Financial Officer of Hilton from 1996 to 2004. Prior to joining Hilton, Mr. Hart served as the Senior Vice President and Treasurer of The Walt Disney Company, Executive Vice President and Chief Financial Officer for Host Marriott Corp., Senior Vice President and Treasurer for Marriott Corporation and Vice President, Corporate Lending, for Bankers Trust Company. Mr. Hart received his Bachelor of Arts in Economics and Sociology from Vanderbilt University in 1974 and earned a Master of Business Administration in Finance and Marketing from Columbia University in 1976. Mr. Hart currently serves on the board of directors of US Airways and Great American Group, Inc. and is the Chairman of Heal the Bay, a non-profit organization.

Robert A. Milton has served as one of our directors since April 2010. Mr. Milton is our lead independent director. Mr. Milton has been the Chairman, President and Chief Executive Officer of ACE Aviation Holdings, Inc. (“ACE”) since 2004. ACE was the parent holding company under which the reorganized Air Canada and separate legal entities such as Aeroplan LP and Air Canada Jazz were held. Mr. Milton was also the Chairman of Air Canada until December 2007. He held the position of President and Chief Executive Officer of Air Canada from August 1999 until December 2004. From 2003 to 2004, Mr. Milton led Air Canada’s restructuring which has positioned the airline to compete effectively in the new airline environment. Prior to joining Air Canada, Mr. Milton was a founding partner in Air Eagle Holdings Inc. and an independent commercial aviation consultant to British Aerospace Limited. He started his career at Air Canada in 1992 on a consulting basis and assumed increasingly responsible positions in cargo operations, scheduling, product design, advertising, inflight service and marketing until his appointment as Executive Vice President and Chief Operating Officer in 1996. Mr. Milton served as Chair of the International Air Transport Association’s Board of Governors from 2005 to 2006. He is one of the past Chairmen of the Georgia Tech Advisory Board and currently serves as a Trustee of the Georgia Tech Foundation. Mr. Milton received his Bachelor of Science degree in Industrial Management from the Georgia Institute of Technology in 1983.

Michel M.R.G. Péretié has served as one of our directors since June 2010. Mr. Péretié was appointed Chief Executive Officer of Société Générale Corporate & Investment Banking in 2008. Mr. Péretié began his career at Banque Paribas in 1980 where he created and developed its derivatives group (equity, fixed income, foreign exchange). In 1996, he became Global Head of Equity Derivatives, Swaps, Credit Derivatives and FX based in London. In 1999, he was named Global Head of Fixed Income of the newly formed BNP-Paribas. He joined Bear Stearns in 2000 as Senior Managing Director and Head of Fixed Income and Derivatives for Europe and Asia. In 2004, he was appointed Chairman of Bear Stearns International and became CEO of Bear Stearns for Europe and Asia in 2006. He served as a member of the Board of Bear Stearns & Co. from January 2007 to June 2008. Mr. Péretié graduated from the Institute of Business Administration of Sorbonne University, Paris.

Antony P. Ressler has served as one of our directors since May 2010. Mr. Ressler co-founded Ares Management LLC in 1997, a global investment management firm with a focus on ‘‘alternative assets’’ (i.e., leveraged loans, high yield bonds, distressed debt, private/mezzanine debt and private equity) managed through a variety of funds and investment vehicles which, as of December 31, 2010, had approximately $39 billion of committed capital under management. Ares Management LLC has approximately 350 employees and is based in Los Angeles with offices across the United States, Europe and Asia. Mr. Ressler also co-founded Apollo Management, L.P. in 1990, a private investment firm based in New York. Prior to 1990, Mr. Ressler served as a Senior Vice President in the High Yield Bond Department of Drexel Burnham Lambert Incorporated, with responsibility for the New Issue/Syndicate Desk. Mr. Ressler also serves on the board of directors of Ares Capital Corporation, a publicly traded business development company and on the boards of private companies owned or controlled by Ares Management LLC or its affiliated funds. In the non-profit sector, Mr. Ressler serves as a member of the Board of Trustees of the Cedars-Sinai Medical Center, the Center for Early Education and the Los Angeles County Museum of Art and as the Chairman of the Alliance for College-Ready Public Schools, a high-performing group of 16 charter high schools and middle schools based in Los Angeles. Mr. Ressler is also one of the founding members of the board of the Painted Turtle Camp, a southern California based organization (affiliated with Paul Newman’s Hole in the Wall Association). Mr. Ressler received his Bachelor of Science degree in Foreign Service from Georgetown University’s School of Foreign Service and received his Master of Business Administration from Columbia University’s Graduate School of Business.

Wilbur L. Ross, Jr. has served as one of our directors since November 2010. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position he has held since April 2000. Mr. Ross is also the managing member of the general partner of WL Ross Group, L.P., which in turn is the managing member of the general partner of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., WLR Recovery Fund III L.P., WLR Recovery Fund IV L.P., Asia Recovery Fund L.P., Asia Recovery Co-Investment Fund L.P., Absolute Recovery Hedge Fund L.P., India Asset Recovery Fund and Japan Real Estate Recovery Fund, the Chairman of the Investment Committee of the Taiyo Fund and the Chairman of Invesco Private Capital, each of which is a private investment fund. Mr. Ross is also Chairman of International Coal Group, Inc., International Textile Group, Inc., a global, diversified textile provider that produces automotive safety, apparel, government uniform, technical and specialty textiles, Nano-Tex, Inc., a fabric innovations company located in the United States, IPE-Ross Management Ltd., an investment partnership investing in middle market European buyouts, and International Auto Components Group SL, a joint venture company with interests in automotive interior plastics. Mr. Ross is also an executive officer of Invesco Private Equity, American Home Mortgage Services, Inc. and Plascar Participacoes SA. Mr. Ross is a board member of ArcelorMittal N.V., Assured Guaranty Ltd., a provider of financial guaranty and credit enhancement products, Compagnie Européenne de Wagons SARL in Luxembourg, Insuratex, Ltd., an insurance company in Bermuda, Plascar Participacoes SA, Phoenix International Insurance Company, The Greenbrier Companies, a supplier of transportation equipment and services to the railroad industry, IAC Acquisition Corporation Limited, IAC Group SARL, and Masters Capital Nanotechnology Fund. Mr. Ross is also a member of the Business Roundtable. Previously, Mr. Ross served as the Executive Managing Director at Rothschild Inc., an investment banking firm, from October 1974 to March 2000. Mr. Ross was previously a director of Mittal Steel Co. N.V. from April 2005 to June 2006, a director of International Steel Group from February 2002 to April 2005, a director of Montpelier RE Holdings Ltd. from 2006 to March 2010, and a director of Syms Corp. from 2000 through 2007. Mr. Ross was also formerly Chairman of the Smithsonian Institution National Board and currently is a board member of Whitney Museum of American Art, the Japan Society, and the Yale University School of Management, the Harvard Business School Club of New York, the Palm Beach Civic Association, the Palm Beach Preservation Foundation and the Partnership for New York City. He holds an A.B. from Yale University and an M.B.A., with distinction, from Harvard University.

Ian M. Saines has served as one of our directors since June 2010. Mr. Saines is Group Executive of the Institutional Banking and Markets division of Commonwealth Bank, which he joined in 2004. He is responsible for managing Commonwealth Bank’s relationships with major corporate, institutional and government clients and providing a full range of capital raising, transactional and risk management products and services. Prior to joining Commonwealth Bank, Mr. Saines was a Management Committee member of Zurich Capital Markets Asia, the investment banking arm of the Zurich Financial Services Group. Between 1985 and 1999, Mr. Saines held various leadership positions at Bankers Trust Australia Limited and headed the investment bank’s Global Metals and Mining Industry Group. Prior to joining Bankers Trust Australia Limited, Mr. Saines was employed by the Reserve Bank of Australia. Mr. Saines was formerly a board member of Father Chris Riley’s Youth Off The Streets, a not-for-profit organization providing support to chronically homeless and abused youth in Australian society. He is currently a director of the Australian Financial Markets Association. Mr. Saines is a Fellow of the Australian Institute of Company Directors, and a Certified Finance and Treasury Professional. Mr. Saines has a first class honours degree in economics from the University of New South Wales.

Dr. Ronald D. Sugar has served as one of our directors since April 2010. Dr. Sugar is Chairman Emeritus of Northrop Grumman Corporation. He served as Chairman of the Board and Chief

Executive Officer from 2003 until his retirement in 2010. During Dr. Sugar’s tenure, Northrop Grumman grew to become the nation’s second largest defense contractor with 125,000 employees and $35 billion annual revenue. Prior to joining Northrop Grumman, Dr. Sugar held executive positions in the aerospace, defense, and automotive industries, including Chief Financial Officer of TRW Inc., Executive Vice President of TRW Automotive Electronics, President and Chief Operating Officer of TRW Aerospace, and President, Chief Operating Officer and Director of Litton Industries. In 2001, he became President and Chief Operating Officer of Northrop following its acquisition of Litton. He is a director of Amgen Inc., Apple Inc. and Chevron Corporation, a trustee of USC, a Director of the Los Angeles Philharmonic, a visitor of the UCLA Anderson School of Management, a Director of the World Affairs Council of Los Angeles, a National Trustee of the Boys and Girls Clubs of America, a past Chairman of the Aerospace Industries Association, and a member of the National Academy of Engineering. Dr. Sugar received a Bachelor of Science degree in Engineering (summa cum laude) from UCLA, where he also received the master’s and doctorate degrees in the same field, and was subsequently honored as UCLA Alumnus of the Year.

Board of directors

Our board of directors is composed of ten members. Our directors serve for one-year terms and until their successors are duly elected and qualified. There is no cumulative voting in the election of directors. Certain information regarding our directors upon completion of this offering is set forth below.

There are no family relationships among any of our directors or executive officers.

Director independence

Pursuant to the listing standards of the         , a director employed by us cannot be deemed to be an “independent director”, and each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship. Accordingly, our board of directors has affirmatively determined that each of             is “independent” in accordance with         . Mr. Milton is our lead independent director.

Committees of the board

Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees is comprised solely of independent directors under the           listing standards.

Audit committee

Our audit committee consists of Messrs. Hart, Milton and Ross. Mr. Hart is the Chairman of the audit committee.

Our audit committee’s duties include, but are not limited to, monitoring (1) the integrity of the financial statements of the Company, (2) the independent auditor’s qualifications and independence, (3) the performance of our internal audit function and independent auditors, (4) our compliance with legal and regulatory requirements and (5) our overall risk profile.

Our audit committee must at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the           listing standards. The audit committee must have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that results in the individual’s financial sophistication, and who qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Messrs. Milton and Hart and Dr. Sugar. Mr. Milton is the Chairman of the nominating and corporate governance committee.

Our nominating and corporate governance committee monitors the implementation of sound corporate governance principles and practices and will, among other things: (1) identify individuals believed to be qualified to become a member of our board of directors and select or recommend candidates for all directorships to be filled, (2) annually review and recommend changes, as appropriate, to our corporate governance guidelines and (3) oversee the evaluation of our board of directors. Our nominating and corporate governance committee also reviews and approves all related party transactions in accordance with our policies with respect to such matters.

Compensation committee

Our compensation committee consists of Dr. Sugar and Messrs. Danhakl and Ressler. Dr. Sugar is the Chairman of the compensation committee.

Our compensation committee has overall responsibility for approving and evaluating all of our compensation plans, policies and programs as they affect the executive officers, including the Chief Executive Officer, as well as overseeing the evaluation of management and succession planning for executive officer positions.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers serves, or in the past year has served, as a member of the board of directors or the compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Corporate governance policies and code of conduct

Code of business conduct and ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our directors, employees and officers. Among other things, the Code of Business Conduct and Ethics is intended to ensure fair and accurate financial reporting, to promote ethical conduct and compliance with applicable laws and regulations, to provide guidance with respect to the handling of ethical issues, to foster a culture of honesty and accountability and to deter wrongdoing. It also requires disclosure to us of any situation, transaction or relationship that may give rise to any actual or potential conflict of interest. Such conflicts must be avoided unless approved by our nominating and corporate governance committee. The Code of Business

Conduct and Ethics prohibits our employees, officers and directors from taking, or directing a third party to take, a business opportunity that is discovered through the use of our property. A copy of our Code of Business Conduct and Ethics will be available upon the closing of this offering on our website at www.airleasecorp.com.

Corporate governance guidelines

Our board of directors has adopted Corporate Governance Guidelines to assist the board in the exercise of its duties and responsibilities and to serve the best interests of the Company and its stockholders. The Guidelines are intended to serve as a flexible framework for the conduct of the board’s business and not as a set of legally binding obligations. The Guidelines describe the board of directors’ responsibilities, the qualification criteria for serving on our board, and standards for the conduct of board meetings and establishing and maintaining committees of the board. The Guidelines also confirm that the directors will have full and free access to officers and employees of the Company and have authority to retain independent advisors as necessary and appropriate in carrying out their activities. In addition, the Guidelines establish frameworks for director compensation, director orientation and continuing education, and an annual evaluation of the board and its committees and of the Guidelines. Finally, the Guidelines charge the Compensation Committee with oversight of management evaluation and succession and detail the Company’s policies regarding confidentiality and communications between our board and the press and media on matters pertaining to the Company. Our Corporate Governance Guidelines will be available upon the closing of this offering on our website at www.airleasecorp.com.

Audit and non-audit services pre-approval policy

Our audit committee has approved and adopted an Audit and Non-Audit Services Pre-Approval Policy which sets forth the procedures and conditions pursuant to which services to be performed by our independent auditor are to be pre-approved. The policy provides that the audit committee will annually consider for approval, and approve as it deems appropriate and consistent with the policy and applicable law, a schedule listing proposed engagements and specified audit and non-audit services expected to be provided by the independent auditor commencing during the upcoming year. As stated in the policy, in determining whether to pre-approve services, the audit committee may consider, among other factors: (i) whether the services are consistent with applicable rules on auditor independence; (ii) whether the independent auditor is best positioned to provide the services in an effective and efficient manner, taking into consideration its familiarity with our business, people, culture, accounting systems, risk profile and other factors; and (iii) whether the services might enhance our ability to manage or control risk or improve audit quality. Under the policy, the audit committee may delegate preapproval authority to one or more of its members. The policy contemplates that our Chief Financial Officer, or his designee, will provide a quarterly report to the audit committee listing services performed by and fees paid to the independent auditor during the current fiscal year and the previous quarter, including a reconciliation of the actual fees of the independent auditors compared to the budget for such services as approved by the audit committee.

Insider trading policy

Our board of directors has adopted an Insider Trading Policy that applies to all of our directors, officers and employees. The Insider Trading Policy prohibits a participant from buying or selling shares of capital stock when he or she has “material nonpublic information.” “Material nonpublic information” generally means information that is not generally known or available to the public and that a reasonable investor would consider important in making an investment decision to buy, hold, or sell securities. Anyone who fails to comply with the Insider Trading Policy will be subject to appropriate disciplinary action, up to and including termination of employment.

Whistleblower policy

Our board of directors has adopted a Whistleblower Policy. The Whistleblower Policy is intended to encourage our directors, officers and employees to further our goal of fostering a culture of legal and ethical compliance. The policy sets forth procedures for (i) raising questions and concerns about potential misconduct, including potential violations of law, regulation or our policies, questionable or unethical accounting, internal accounting controls or auditing matters and (ii) reporting potential misconduct, unless supplanted by other applicable law. The policy strictly prohibits anyone from taking or threatening disciplinary or other retaliatory action, including discharge, demotion, suspension, harassment or any other discrimination, against an individual for, in good faith, raising questions or concerns about, or reporting, potential misconduct, including a potential violation of the law, regulation, or our policies. The policy also includes procedures for maintaining the confidentiality of information communicated under the policy.

Executive compensation

Compensation discussion and analysis

Executive summary

Our Company’s executive compensation program has been designed to attract the most talented executives in the aircraft leasing business to join us in our start-up venture, and to reward these individuals for the successful launch of our business. The compensation committee believes that the program has been very successful in accomplishing these objectives. The combination of a highly competitive base salary and bonus, equity incentive awards, and the potential for even greater rewards as a stockholder, has helped us assemble a formidable management team and focus them on growing the value of our Company over the long term. We believe having an experienced and motivated senior management team is essential to the success of our Company and provides us and our stockholders with an important competitive advantage.

The following section contains a discussion of the objectives and elements of our executive compensation program in 2010, as well as information regarding the compensation of our Named Executive Officers, who are our principal executive officer, Mr. Udvar-Házy, our three other most highly compensated executive officers who were serving as executive officers at the end of 2010, Messrs. Plueger, Levy and Chen, and our principal financial officer, Mr. Clarke.

Compensation program overview and objectives

Our Company was launched in February 2010. Our executive compensation program is designed to address some of the unique challenges associated with being a young company that requires a small number of extraordinary and talented individuals with industry experience to manage and lead an asset-intensive business. The primary objective of our executive compensation program is to attract, retain and motivate the highest caliber executives in the aircraft leasing industry by offering a comprehensive compensation program that is attractive enough to entice successful senior executives to work for a company with a limited operating history. This compensation program includes fixed compensation elements that are very competitive in the marketplace, combined with performance-based elements that are designed to reward our Named Executive Officers for achieving results that derive value for our stockholders.

Our Company does not benchmark our compensation program against that of other companies because we operate within an industry with a small number of competitors and few that would be suitable as comparative companies. Most of our competitors are private or foreign companies or are captive subsidiaries of public companies, and are therefore unsuitable as benchmarks for compensation design for our Company. Rather, we utilize the collective knowledge and experience of our board members and our senior executives, some of whom are pioneers in our industry, as well as the advice of an independent compensation consultant, to make appropriate determinations regarding compensation. Furthermore, as a young company, we believe it is important to make compensation decisions based on our own short-term and long-term goals. Instead of making decisions based on how our Company’s compensation practices compare to those of our peers, we consider the amount and form of compensation that will best enable us to attract and retain the most talented executives and to focus them on the growth and long-term success of our business.

This “Compensation discussion and analysis” should be read together with the compensation tables that follow, which disclose the compensation awarded to, earned by or paid to the Named Executive Officers in or with respect to 2010.

How we determine compensation

Role of the Compensation Committee. The compensation committee, which is currently comprised of Dr. Ronald D. Sugar, who serves as Chairman of the committee, and Messrs. John G. Danhakl and Antony P. Ressler, oversees the design, administration and evaluation of our overall executive compensation program. The compensation committee also approves the total compensation for each Named Executive Officer. Each member of the compensation committee must be an independent, non-employee director, as those terms are defined in SEC,           and IRS rules. Among other things, the compensation committee will at least annually:

•	Review and adjust each Named Executive Officer’s compensation in order to ensure an appropriate mix of cash and equity, and an appropriate balance of fixed and at-risk compensation, in light of, among other factors, each individual’s particular role and responsibilities, personal motivations, stock ownership exposure and wealth accumulation.

•	Approve specific performance targets and individual goals for each Named Executive Officer with respect to the at-risk portions of his compensation.

•	Consult with the compensation committee’s independent consultant to help ensure that the total compensation paid to each Named Executive Officer is appropriate in light of our Company’s compensation objectives, tax and accounting considerations and compensation best practices.

•	Approve incentive award payouts based on performance actually achieved.

•	Approve bonus payments based on after-the-fact evaluations of Company and individual performance. We regard retrospective evaluation as appropriate for our current compensation program because, as a young company, we have a limited ability to forecast performance, we need to consider qualitative milestones as we grow, and we lack appropriate baselines to support performance benchmarking.

Role of Management. The compensation committee recommends to the independent directors of the board for their approval, and without management input, the overall compensation of our Chairman and Chief Executive Officer. In addition, the committee determines the overall compensation of our President and Chief Operating Officer with input from our Chief Executive Officer. Finally, the committee determines the overall compensation of our other Named Executive Officers with input from our Chief Executive Officer and Chief Operating Officer. None of our Named Executive Officers is present when his compensation is discussed by the compensation committee. Our management administers all compensation and benefits programs, subject to the oversight of the compensation committee. This delegation to management is strictly limited to implementation of the programs, and does not include any discretion to make material decisions regarding the overall executive compensation program.

Role of Independent Consultant. The compensation committee has engaged Exequity as an independent consultant to provide advice with respect to compensation decisions for our Company’s executive officers. The independent consultant assists in evaluating our compensation objectives, obtaining market information, and designing various aspects of our compensation program. The independent consultant attends meetings of the compensation committee by invitation, and compensation committee members have direct access to the independent consultant without management involvement. The compensation committee has the sole authority to hire and fire the independent consultant. In order to help ensure impartiality and objectivity, the compensation committee requires that the independent consultant provides services only to the committee and not to management, absent compensation committee approval. The compensation committee has not approved the consultant’s engagement in any separate work for our management or employees.

Risk Management. We believe that the best way to ensure personal commitment to our Company’s long-term goals is to ensure that our Named Executive Officers and other employees’ financial rewards as stockholders will, over the long term, far outweigh any cash compensation they earn as employees. In this regard, the interests of our Named Executive Officers and our stockholders are strongly aligned. Our Named Executive Officers as a group beneficially own 7.53% of our Company’s Common Stock, and each Named Executive Officer has made a meaningful personal investment in our Company’s stock.

In addition, our executive compensation program has been designed to discourage executives from taking unnecessary risks that could threaten the long-term interests of our young company. As described in more detail below, a significant portion of our Company’s incentive-based compensation is tied to an increase in our Company’s book value, and not to metrics that may encourage risk-taking behavior focused on short-term results. Similarly, we have mitigated potential risk by subjecting all of our equity-based awards to time-based and, in the case of restricted stock units (“RSUs”), performance-based vesting conditions and capping incentive opportunities such as annual bonuses. We also believe that our executives’ significant equity ownership in our Company aligns their long-term interests with those of our stockholders.

Our board of directors has adopted stock ownership guidelines for our executive officers at the level of Executive Vice President or higher. Our Chief Executive Officer is required to own Class A Common Stock equivalents with an aggregate market value equal to six times his annual rate of salary, our Chief Operating Officer is required to own Class A Common Stock equivalents with an aggregate market value equal to three times his annual rate of salary, and each of our other executive officers subject to these guidelines are required to own Class A Common Stock equivalents with an aggregate market value equal to at least his annual rate of salary. Class A Common Stock equivalents are shares of Class A Common Stock owned personally by an executive officer and shares of Class A Common Stock underlying unvested RSUs that are subject to time-vesting only. Each executive officer subject to these guidelines has five years from the time he becomes subject to the guidelines to achieve the required level of ownership. The market value of the Class A Common Stock equivalents will be determined in accordance with a reasonable methodology established from time to time by our compensation committee.

Employment Agreements. Due to the importance of their services to, and their leadership of, our Company, we have entered into employment agreements with our Chairman and Chief Executive Officer, Mr. Udvar-Házy, and our President and Chief Operating Officer, Mr. Plueger, which are described below under “Employment agreements and arrangements and potential payments upon termination or change in control.” We have no current plans to enter into employment agreements with any of our other Named Executive Officers.

Elements of the executive compensation program

Base Salary. Base salary is the main “fixed” component of our executive compensation program, and it is aimed primarily at attracting and retaining the best possible executive talent. The relative levels of base salary for our Named Executive Officers are based on the particular responsibilities and expectations associated with each executive’s position. The base salaries of Messrs. Udvar-Házy and Plueger are determined in accordance with their employment agreements, and the base salaries of the other Named Executive Officers are determined by the compensation committee, with the input of Messrs. Udvar-Házy and Plueger and taking into consideration the objectives and philosophies of our overall executive compensation program.

Annual Bonus. Our Company provides annual bonus opportunities in order to foster executive accountability and reward executives for achieving business goals. The compensation committee makes bonus determinations based primarily on several subjective factors, including (i) the particular executive’s specific roles, responsibilities and performance, (ii) the overall business environment, (iii) our Company’s performance and (iv) competitive considerations in the market for comparable opportunities. In addition, in determining the amounts of annual bonus awards for 2010, the compensation committee placed a heavy emphasis on a particular executive’s role in helping to launch our Company, including with respect to equity- and debt-raising activities and the purchase and leasing of our initial portfolio of aircraft.

Under his employment agreement, Mr. Udvar-Házy’s target annual bonus amount is equal to 100% of his base salary, with a maximum bonus equal to 200% of his base salary. The amount of Mr. Udvar-Házy’s annual bonus is determined on the basis of our Company’s attainment of objective financial performance metrics, or a combination of our Company’s attainment of such financial performance metrics and Mr. Udvar-Házy’s attainment of individual objectives, in each case as determined and approved by the compensation committee. In 2010, Mr. Udvar-Házy was entitled to a guaranteed bonus of no less than $1.6 million. Mr. Plueger’s target annual bonus amount under his employment agreement is equal to 80% of his base salary, with a maximum bonus equal to 120% of his base salary. Mr. Levy is eligible for an annual bonus based on a target opportunity of $700,000. Messrs. Chen and Clarke are eligible for annual bonuses based on target and maximum opportunities of 100% and 50%, respectively, of each executive’s respective base salary. In most cases, the compensation committee retains the discretion to reduce the amount of each executive’s annual bonus, even if his maximum opportunity has been achieved. For 2010, our compensation committee awarded Messrs. Plueger, Levy, Chen and Clarke annual bonuses of $1.25 million, $700,000, $750,000, and $120,000, respectively. Our compensation committee recommended, and our board of directors approved, an annual bonus of $1.8 million for Mr. Udvar-Házy with respect to 2010.

Retention Bonuses. Most of our Named Executive Officers are eligible for retention incentives that vest upon completion of three years’ service with our Company and are forfeited if the executive’s employment is terminated prior to vesting. The purpose of these bonuses is to promote stability among our leadership team during our critical start-up period. Each of Messrs. Udvar-Házy, Plueger, and Chen is eligible for a retention bonus equal to 10% of his then current base salary. Mr. Levy is eligible for a retention bonus equal to $85,000.

Amended and Restated Deferred Bonus Plan. The purpose of our Amended and Restated Deferred Bonus Plan is to provide retention incentives that are time-vested and based on amounts already earned, thereby providing a balance against our retention incentives that are tied to uncertain, future performance. Under the plan, our employees have an opportunity to receive a cash bonus in an amount equal to a percentage of the aggregate amount of base salary and cash bonus compensation earned with respect to a particular year. The deferred bonus will generally vest upon the second anniversary of the end of the year with respect to which the award was made, provided that the employee is still employed by us on a full-time basis on that date, and will be paid as soon as practicable thereafter. Once vested, the deferred bonus is not subject to reduction by our compensation committee. Messrs. Udvar-Házy and Plueger are each eligible to participate in our Amended and Restated Deferred Bonus Plan, and in accordance with their employment agreements, will receive a bonus equal to 9.0% of the aggregate amount of his base salary and bonus compensation with respect a particular calendar year. Bonuses for our other Named Executive Officers and employees will be determined annually by the Chairman and Chief Executive Officer and the President and Chief Operating Officer as administrators under the plan, in accordance with the terms of the plan and a schedule approved by the compensation committee or board of directors. Awards to the Chairman and Chief Executive Officer and the President and Chief Operating Officer are administered by our compensation committee or board of directors. In accordance with their employment agreements, Messrs. Udvar-Házy and Plueger each received a deferred bonus of 9.0% with respect to 2010, while Messrs. Levy, Chen and Clarke received deferred bonuses of 8.5%, 8.5% and 7.0%, respectively, for 2010.

Long-Term Incentive Awards. Consistent with our executive compensation objectives, the compensation committee believes that an important aspect of attracting and retaining exceptionally talented executives and aligning their interests with those of our stockholders is to provide equity-based incentive compensation. In approving the initial grants of equity incentives to our employees, our board of directors and compensation committee considered an overall value for each executive officer, and sought to establish a mix of approximately 50% RSUs and 50% options to purchase shares of our Class A Common Stock. The compensation committee believes this mix creates a balanced incentive because the RSUs provide the executives with additional stock ownership, which aligns the long-term interests of our senior executives and stockholders, while the options provide them with an incentive to achieve performance that leads to appreciation in our stock price. All awards have been made under our Amended and Restated Air Lease Corporation 2010 Equity Incentive Plan (the “2010 ALC Equity Incentive Plan”).

The RSUs are subject to time vesting and performance conditions. The RSUs generally vest in four equal installments over a four-year period, but only if there have been specified increases in our Company’s per share book value, as determined in accordance with GAAP. The cumulative required increase in value is 2.00% in the first year, 5.06% in the second year, 9.26% in the third year and 13.63% in the fourth year. If a specified cumulative increase is attained in years two, three or four, any unvested installments from prior years will also vest.

Messrs. Udvar-Házy, Plueger and Chen received equity awards as described below under “—Specific Purpose Awards.” Mr. Levy received 150,000 RSUs and 150,000 options to purchase shares of our Class A Common Stock, and Mr. Clarke received 15,000 RSUs and 15,000 options to purchase shares of our Class A Common Stock. The time-based vesting element of Mr. Chen’s RSUs are different from the other Named Executive Officers’ RSUs in that they vest in two equal installments over a two-year period, with the opportunity to vest in years three and four, under the same four-year performance requirements. Mr. Chen’s RSUs are intended to vest on the same schedule as the first half of our other Named Executive Officers’ RSUs.

Our Company’s book value is considered to be an appropriate performance metric because it relates directly to our goal of encouraging long-term growth that benefits the stockholders’

equity in our Company. In addition, other typical performance measures like revenues and earnings were not appropriate at the time that we made our equity incentive grants, as it is difficult for a young company to provide meaningful forecasts of these measures to serve as baselines for measuring performance.

The options to purchase shares of Class A Common Stock are generally subject to ratable time vesting over three years, although Mr. Chen’s options vest 66 2/3% on June 30, 2011 and 33 1/3% on June 30, 2012. Mr. Chen’s options are intended to vest on the same schedule as the first half of our other Named Executive Officers’ options. The exercise price of the options is determined by the compensation committee, but may never be less than the fair market value of our Class A Common Stock on the date of grant. The compensation committee believes that the options are inherently performance based because they have no intrinsic value on the date of grant and will only deliver meaningful value when stockholders also realize value.

Specific Purpose Awards. In July 2010, the Company completed a $1.3 billion private placement of its Common Stock. In order to provide Messrs. Udvar-Házy and Plueger with an additional incentive to complete this transaction, our board of directors agreed to grant them RSUs and options to acquire additional shares of Class A Common Stock at an exercise price of $20 per share. The number of RSUs and the number of shares subject to the options were determined based on an escalating scale that incentivized Messrs. Udvar-Házy and Plueger to help raise the largest amount of capital possible from the offering. In accordance with the scale, Mr. Udvar-Házy was entitled to receive 1,812,402 RSUs and options to purchase 1,812,402 shares of Class A Common Stock, while Mr. Plueger was entitled to receive 735,586 RSUs and options to purchase 735,586 shares of Class A Common Stock. Mr. Udvar-Házy instead received an aggregate of 1,750,426 RSUs and options to purchase 1,751,352 shares of Class A Common Stock, while Mr. Plueger received an aggregate of 710,431 RSUs and options to purchase 710,806 shares of Class A Common Stock. Messrs. Udvar-Házy and Plueger waived the additional RSUs and options to which they were entitled in order to permit grants to Mr. Chen of 150,000 RSUs and options to purchase 150,000 shares of Class A Common Stock, as described below. As an additional incentive in connection with the equity offering described above, Mr. Udvar-Házy also earned a $500,000 success bonus.

Consistent with the philosophy of rewarding our executives for achieving specific business objectives, each of Messrs. Udvar-Házy, Plueger, Chen and Clarke is eligible for a cash bonus equal to 10% of his current annual base salary, and Mr. Levy is eligible for a cash bonus of $70,000, upon completion of our contemplated initial public offering.

We regard Mr. Chen as playing a key role in the potential expansion of our business in the Asian market. In recognition of the importance of the Asian market to our business and his role relative to that market, the compensation committee approved Mr. Chen’s eligibility for a cash signing bonus in the amount of $1.3 million, half of which will vest and be payable on July 15, 2011 and the other half of which will vest and be payable on July 15, 2012, as well as performance bonuses of $80,000, $250,000, $370,000 and $450,000, which will vest and be payable in July 2011, July 2012, July 2013 and July 2014, based upon the achievement of performance targets to be established by our Chief Executive Officer and approved by the compensation committee.

In addition, Mr. Chen was granted 150,000 RSUs and 150,000 options to purchase shares of Class A Common Stock, subject to the vesting conditions described above. Because of share capacity constraints under the 2010 ALC Equity Incentive Plan, Messrs. Udvar-Házy and Plueger agreed to waive a sufficient number of RSUs and options to which they were otherwise entitled to facilitate these grants to Mr. Chen. In addition, our compensation committee agreed that Mr. Chen is eligible for future grants of up to 150,000 RSUs and options to purchase 150,000 shares of Class A Common Stock if additional capacity becomes available. Mr. Chen’s outstanding RSUs and options to purchase shares of Class A Common Stock vest on a different schedule than the RSUs and options awarded to our other Named Executive Officers because Mr. Chen’s equity awards are intended to vest as if they represented the first half of the 300,000 RSUs and 300,000 options, respectively, that the Company originally intended to be awarded to him.

Retirement Programs. We maintain a 401(k) savings plan for our employees and, under the terms of the plan, will make matching contributions in amounts equal to 116% of up to 6% of the contributions made by each of Messrs. Udvar-Házy, Plueger, Levy and Chen and matching contributions in amounts equal to 33 1/3% of up to 6% of the contributions made by Mr. Clarke. No matching contributions were made for the Named Executive Officers for 2010.

Benefits and Perquisites. Our Named Executive Officers generally receive the same healthcare benefits as our other employees. Mr. Udvar-Házy has additional benefits under his employment agreement, including our payment of premiums for a $5.0 million term life insurance policy payable to his beneficiaries. Similarly, we pay Mr. Plueger’s premiums for a $2.0 million term life insurance policy payable to his beneficiaries. In addition, we pay the premiums for Messrs. Udvar-Házy, Plueger, Levy, Chen and Clarke under our group term life insurance program, in which all of our employees participate.

Severance and change in control provisions

Messrs. Udvar-Házy and Plueger are each entitled to certain payments and benefits if his employment is terminated in certain circumstances, as set forth in their employment agreements. The details of these provisions are discussed in the section titled “Employment agreements and arrangements and potential payments upon termination or change in control.” The compensation committee believes that providing our senior executive officers with income protection in the event of an involuntary termination is appropriate as it is an important aspect of attracting highly talented executives, avoids costly and potentially protracted separation negotiations and mitigates the risks our executives face in leaving their positions to join our Company. Each of Messrs. Udvar-Házy and Plueger is subject to noncompetition and nonsolicitation restrictions while employed by our Company and nonsolicitation restrictions for one year following his termination. Each of them is also subject to an ongoing confidentiality obligation.

As described below under “Amended and Restated Air Lease Corporation 2010 Equity Incentive Plan—Change in control,” under the terms of our plan, all outstanding options shall become fully exercisable and vested upon the occurrence of a change in control, as defined under the plan, and our compensation committee may determine the level of achievement with respect to any performance-based RSUs through the date of the change in control.

Tax considerations

Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), generally disallows a federal income tax deduction for public companies for compensation in excess of $1.0 million paid for any fiscal year to the chief executive officer and the three other most highly compensated executive officers (other than the chief financial officer) unless the compensation qualifies as performance-based. Because we are a newly public company, however, the plans and agreements described in this prospectus are generally exempt from the application of Section 162(m) for three years. To the extent Section 162(m) does apply to any compensation paid by our Company, depending on the relevant circumstances at the time, the compensation committee may determine to award compensation that may not be deductible. In making this determination, the compensation committee balances the purposes and needs of our executive compensation program against potential tax cost.

Section 409A of the Code imposes an excise tax on the recipient of certain non-qualified deferred compensation. The compensation committee attempts to structure all executive compensation to comply with, or be exempt from, Section 409A.

Executive compensation tables

Summary compensation table

The following table summarizes compensation paid to or earned by our Named Executive Officers during the fiscal year ended December 31, 2010. Our Named Executive Officers are our principal executive officer, Mr. Udvar-Házy; our three other most highly compensated executive officers, Messrs. Plueger, Levy and Chen, as determined by their total compensation set forth in the table below; and our principal financial officer, Mr. Clarke.

				Stock	Option	All other
Name and		Salary	Bonus	awards*	awards*	compensation	Total
principal position	Year	($)	($)(1)	($)(2)	($)(2)	($)(3)	($)

Steven F. Udvar-Házy	2010	$1,622,727	$2,300,000	$35,008,520	$18,807,128	$29,682	$57,768,057
Chairman and Chief Executive Officer
John L. Plueger	2010	$1,125,000	$1,250,000	$14,208,620	$7,600,283	$11,060	$24,194,963
President and Chief Operating Officer
Grant A. Levy	2010	$506,439	$700,000	$3,000,000	$1,236,530	$3,262	$5,446,231
Executive Vice President, General Counsel and Secretary
Jie Chen	2010	$343,750	$750,000	$3,000,000	$1,116,204	$1,817	$5,211,771
Executive Vice President and Managing Director of Asia
James C. Clarke	2010	$149,352	$120,000	$300,000	$123,653	$62,563	$755,568
Senior Vice President and Chief Financial Officer

*	Stock awards consist of RSUs relating to shares of our Class A Common Stock. Option awards are options to purchase our Class A Common Stock.

(1)	Bonus: The amount for Mr. Udvar-Házy represents his annual bonus for 2010, and a $500,000 success bonus, described above under “Compensation discussion and analysis—Elements of the executive compensation program—Specific Purpose Awards.” All other figures represent annual bonuses for 2010.

(2)	Stock Awards and Option Awards: These amounts represent the aggregate grant date fair value of awards of RSUs and options to purchase shares of our Class A Common Stock granted to our Named Executive Officers in 2010, computed in accordance with GAAP. Assumptions used in the calculations of these amounts, which do not correspond to the actual value that may be realized by the Named Executive Officer, are included in Note 12 “Equity Based Compensation” to the financial statements included in this prospectus.

(3)	All Other Compensation: The amounts shown in this column reflect the following items:

•	Premium Payments: In 2010, we paid premiums on term life insurance policies for Messrs. Udvar-Házy, Plueger, Levy, Chen and Clarke, in the aggregate amounts of $29,682, $11,060, $3,262, $1,817, and $2,563, respectively.

•	Relocation Assistance: In connection with Mr. Clarke’s hiring and relocation from Connecticut to Los Angeles, California, we paid Mr. Clarke an allowance of $60,000 for certain relocation and transitional costs.

Grants of plan-based awards

The following table sets forth information concerning grants of plan-based awards made to our Named Executive Officers during the fiscal year ended December 31, 2010.

					Grant date
			Estimated future	Exercise or	fair value
			payouts under	base price	of stock
			equity incentive	of option	and option
	Grant date(s)		plan awards	awards	awards
Name	(1)	Type of award	(#)	($/sh)(2)	($)(3)

Mr. Udvar-Házy	6/4/2010	Options	1,750,000	$20.00	$18,795,960
	6/4/2010	RSUs	1,750,000		$35,000,000
	8/11/2010	Options	1,352	$20.00	$11,168
	8/11/2010	RSUs	426		$8,520

Mr. Plueger	6/4/2010	Options	700,000	$20.00	$7,518,384
	6/4/2010	RSUs	700,000		$14,000,000
	8/11/2010	Options	10,806	$20.00	$81,899
	8/11/2010	RSUs	10,431		$208,620

Mr. Levy	7/14/2010	Options	150,000	$20.00	$1,236,530
	7/14/2010	RSUs	150,000		$3,000,000

Mr. Chen	8/11/2010	Options	150,000	$20.00	$1,116,204
	8/11/2010	RSUs	150,000		$3,000,000

Mr. Clarke	7/14/2010	Options	15,000	$20.00	$123,653
	7/14/2010	RSUs	15,000		$300,000

(1)	Grant Date: The grant date for each award is the effective date of grant approved by the compensation committee of our board of directors.

(2)	Exercise or base price of option awards: The exercise price for each award is equal to the fair market value of our Class A Common Stock as of the date of grant, as determined by our board of directors and our compensation committee.

(3)	Grant date fair value of stock and option awards: The grant date fair value for each award is computed in accordance with GAAP. Assumptions used in the calculations of these amounts, which do not correspond to the actual value that may be realized by the Named Executive Officers, are included in Note 12 “Equity Based Compensation” to the financial statements included in this prospectus.

Outstanding equity awards at fiscal year-end

The following table sets forth information concerning option awards and stock awards for our Named Executive Officers outstanding as of the end of the fiscal year ended December 31, 2010.

		Option awards*			Stock awards*
						Equity
					Equity incentive	incentive plan
		Equity incentive			plan awards:	awards:
		plan awards:			number of	market value
		number of			unearned	or payout value
		securities			shares, units	of unearned
		underlying			or other	shares, units or
		unexercised	Option		rights that	other rights
		unearned	exercise	Option	have not	that have not
		options	price	expiration	vested	vested
Name	Grant date	(#)(1)	($)	date	(#)(2)	($)(3)

Mr. Udvar-Házy	6/4/2010	1,750,000	$20.00	6/4/2020
	6/4/2010				1,750,000	$35,000,000
	8/11/2010	1,352	$20.00	8/11/2020
	8/11/2010				426	$8,520

Mr. Plueger	6/4/2010	700,000	$20.00	6/4/2020
	6/4/2010				700,000	$14,000,000
	8/11/2010	10,806	$20.00	8/11/2020
	8/11/2010				10,431	$208,620

Mr. Levy	7/14/2010	150,000	$20.00	7/14/2020
	7/14/2010				150,000	$3,000,000

Mr. Chen	8/11/2010	150,000	$20.00	8/11/2020
	8/11/2010				150,000	$3,000,000

Mr. Clarke	7/14/2010	15,000	$20.00	7/14/2020
	7/14/2010				15,000	$300,000

*	Shares underlying the Option Awards and Stock Awards are shares of Class A Common Stock.

(1)	Number of securities underlying unexercised unearned options: Option Awards under our 2010 ALC Equity Incentive Plan generally vest in equal installments over a three-year period. The options granted to Messrs. Udvar-Házy and Plueger on June 4, 2010 vest in equal installments on each of June 4, 2011, June 4, 2012 and June 4, 2013. All of the options granted to Messrs. Levy and Clarke and the options granted to Messrs. Udvar-Házy and Plueger on August 11, 2010 vest in equal installments on June 30, 2011, June 30, 2012 and June 30, 2013. The options granted to Mr. Chen vest 66 2/3% on June 30, 2011 and 33 1/3% on June 30, 2012.

(2)	Number of unearned shares, units or other rights that have not vested: The RSUs granted to Messrs. Udvar-Házy, Plueger, Levy and Clarke vest in cumulative installments as follows:

•	The first tranche of 25% will vest on June 30, 2011, provided that our Company has attained at least 2% growth in book value per share over the book value as of June 30, 2010, as determined in accordance with GAAP;

•	The second tranche of 25% will vest, and any unvested portion of the first tranche will vest, on June 30, 2012, provided that our Company has attained at least 5.06% growth in book value per share over the book value as of June 30, 2010;

•	The third tranche of 25% will vest, and any unvested portion of the first and second tranches will vest, on June 30, 2013, provided that our Company has attained at least 9.26% growth in book value per share over the book value as of June 30, 2010; and

•	The fourth tranche of 25% will vest, and any unvested portion of the first, second and third tranches will vest, on June 30, 2014, or on any date thereafter up to and including June 30, 2015, provided that our Company has attained at least 13.63% growth in book value per share over the book value as of June 30, 2010.

The RSUs granted to Mr. Chen vest as follows:

•	The first tranche of 50% will vest on June 30, 2011, provided that our Company has attained at least 2% growth in book value per share over the book value as of June 30, 2010, as determined in accordance with GAAP;

•	The second tranche of 50% will vest, and any unvested portion of the first tranche will vest, on June 30, 2012, provided that our Company has attained at least 5.06% growth in book value per share over the book value as of June 30, 2010;

•	Any unvested portion of the first and second tranches will vest on June 30, 2013, provided that our Company has attained at least 9.26% growth in book value per share over book value as of June 30, 2010; and

•	Any unvested portion of the first and second tranches will vest on June 30, 2014, or any date thereafter up to and including June 30, 2015, provided that our Company has attained at least 13.63% growth in book value per share over the book value as of June 30, 2010.

(3)	Market Value of Unearned Shares, Units or Other Rights That Have Not Vested: The market value shown is based on the price of our Class A Common Stock on the relevant date of grant, which was $20.00 per share.

Employment agreements and arrangements and potential payments upon termination or change in control

The discussion below summarizes the terms of employment for our Named Executive Officers. As described in the discussion and tables below, Messrs. Udvar-Házy’s and Plueger’s employment agreements and certain of our employee benefits plans, including our 2010 ALC Equity Incentive Plan and our Named Executive Officers’ award agreements under the plan, provide for payments and other benefits to our Named Executive Officers if their employment with us is terminated under certain circumstances or if we experience a change in control.

Employment agreements and arrangements

Employment Agreement with Mr. Udvar-Házy. The employment agreement between our Company and Mr. Udvar-Házy is effective as of February 5, 2010 and was amended as of August 11, 2010. The agreement has a term through June 30, 2013. Mr. Udvar-Házy’s base salary is $1.8 million, subject to potential annual increases at the discretion of our compensation committee. As described above under “Compensation discussion and analysis—Elements of the executive compensation program,” he is eligible for annual and other bonuses, has additional benefits (including our payment of premiums for a $5.0 million term life insurance policy payable to his beneficiaries and employer matching contributions for our 401(k) savings plan), and was entitled to certain equity awards. Mr. Udvar-Házy is subject to noncompetition and nonsolicitation restrictions while employed by us and nonsolicitation restrictions for one year following a termination of his employment. He is also subject to an ongoing confidentiality obligation.

If Mr. Udvar-Házy’s employment is terminated by us without cause or by him for good reason, as defined in his employment agreement, he will be entitled to receive: (i) accrued but unpaid salary and benefits, expense reimbursement, and any earned but unpaid annual bonus with respect to the last calendar year completed during his employment, (ii) a prorated annual bonus and accelerated vesting and payment of a deferred bonus under our Amended and Restated Deferred Bonus Plan, with respect to the calendar year in which such termination occurs, (iii) salary continuation, continued payment of the target annual bonus amount, continued health coverage, and continued payment by us of the premiums for his term life insurance policy, until the later of June 30, 2013 and the second anniversary of the date of such termination, and (iv) accelerated vesting and payment of any unpaid deferred bonuses under our Amended and Restated Deferred Bonus Plan attributable to years prior to the year of such termination. In addition, upon such a termination, Mr. Udvar-Házy’s options shall fully vest and the time-vesting of his RSUs shall accelerate in full. However, the RSUs would remain subject to any performance-based vesting conditions to the extent not achieved prior to such termination, and, for this purpose, would remain outstanding until the end of the applicable performance period. The amounts and benefits described in clauses (ii), (iii) and (iv) of this paragraph will be subject to Mr. Udvar-Házy’s execution of a release of claims against our Company and certain related parties, and the amounts and benefits described in clauses (iii) and (iv) will be subject to his compliance with his confidentiality and nonsolicitation covenants.

If Mr. Udvar-Házy’s employment is terminated due to disability or death, he, his estate or his beneficiaries will be entitled to receive the compensation described in clauses (i), (ii) and (iv) of the preceding paragraph. In addition, upon such a termination, Mr. Udvar-Házy’s options shall fully vest and the time-vesting of his RSUs shall accelerate in full. However, the RSUs would remain subject to any performance-based vesting conditions to the extent not achieved prior to such termination, and, for this purpose, would remain outstanding until the end of the applicable performance period.

If Mr. Udvar-Házy’s employment is terminated for cause, or he terminates his employment without good reason, he will receive accrued but unpaid salary and benefits, expense reimbursement, and any earned but unpaid annual bonus with respect to the last calendar year completed during his employment. Any options or RSUs not vested as of the date of termination will be forfeited.

Mr. Udvar-Házy will have no obligation to mitigate damages in the event of a termination of his employment, and no payments under his employment agreement will be subject to offset in the event that he does mitigate.

Employment Agreement with Mr. Plueger. The employment agreement between our Company and Mr. Plueger was effective as of March 29, 2010 and was amended as of August 11, 2010. The agreement has a term through June 30, 2013. Mr. Plueger’s base salary is $1.5 million, subject to potential annual increases at the discretion of our compensation committee. As described above under “Compensation discussion and analysis—Elements of the executive compensation program,” he is eligible for annual and other bonuses, has additional benefits (including our payment of premiums for a $2.0 million term life insurance policy payable to his beneficiaries and employer matching contributions for our 401(k) savings plan), and was entitled to certain equity awards. Mr. Plueger is subject to noncompetition and nonsolicitation restrictions while employed by us and nonsolicitation restrictions for one year following a termination of his employment. He is also subject to an ongoing confidentiality obligation. The terms of Mr. Plueger’s employment agreement relating to a termination of his employment are substantially similar to the terms of the employment agreement with Mr. Udvar-Házy described above.

“Cause” is generally defined in each of Messrs. Udvar-Házy’s and Plueger’s employment agreements as (i) conviction of, or a plea of guilty or nolo contendere to, a felony, a crime of moral turpitude, dishonesty, breach of trust or unethical business conduct, or any crime involving our Company; (ii) engagement during the performance of his duties hereunder, or otherwise to the detriment of our Company, in willful misconduct, willful or gross neglect, fraud, misappropriation, or embezzlement; (iii) repeated failure to adhere to the directions of the board of directors, to adhere to our Company’s policies and practices or to devote substantially all of his business time and efforts to our Company; (iv) willful failure to substantially perform his duties properly assigned to him (other than any such failure resulting from his disability); (v) breach of any of the confidentiality, noncompetition, and nonsolicitation covenants in his employment agreement; and (vi) breach in any material respect of the terms and provisions of his employment agreement. Each of Messrs. Udvar-Házy’s and Plueger’s employment agreements provides him with notice and a 30-day cure period in the event of a termination of his employment pursuant to clause (iii), (iv), (v) or (vi), and if cured, the event or condition at issue will not constitute “cause.” “Good reason” under each employment agreement includes the material reduction of the executive’s authority, duties and responsibilities, or the assignment to him of duties materially inconsistent with his position or positions with our Company, a reduction in his annual salary, or the relocation of his office more than 35 miles from the principal offices of our Company. The executive must provide us with notice and a 30-day cure period, and if cured, the event or condition at issue will not constitute “good reason.”

Employment Terms for Mr. Levy. Mr. Levy’s base salary for 2010 was $700,000, and has been increased to $750,000 for 2011 by our compensation committee. As described above under “Compensation discussion and analysis—Elements of the executive compensation program,” Mr. Levy is eligible for annual and other bonuses, as well certain benefits.

Employment Terms for Mr. Chen. Mr. Chen’s base salary for 2010 was $750,000, subject to a 10% increase for 2011 and, in the discretion of our compensation committee, potential annual increases of up to 10% thereafter for satisfactory performance. Our compensation committee has increased Mr. Chen’s base salary to $825,000 for 2011. As described above under “Compensation discussion and analysis—Elements of the executive compensation program,” Mr. Chen is eligible for annual and other bonuses, as well as certain benefits.

Employment Terms for Mr. Clarke. Mr. Clarke’s base salary was at an annual rate of $210,000 from April 16, 2010 through October 16, 2010, is currently $240,000 from October 17, 2010 through April 16, 2011, and will be $270,000 from April 17, 2011 through October 17, 2011, and at rates thereafter in the discretion of our compensation committee. Mr. Clarke is eligible for, and has been awarded, a 2010 bonus equal to 50% of his base salary on December 31, 2010, payable upon the issuance of our audited financial statements for the period ending December 31, 2010. Thereafter, his annual bonuses are at the discretion of our compensation committee. As described above under “Compensation discussion and analysis—Elements of the executive compensation program,” Mr. Clarke is also eligible for other bonuses and certain benefits. We provided Mr. Clarke with an allowance of $60,000 in connection with his relocation to Los Angeles, California.

Employment Termination and Change in Control Provisions under Named Executive Officers’ Equity Award Agreements. Under the terms of the equity award agreements, each of Messrs. Levy, Chen and Clarke will forfeit any unvested RSUs if his employment with our Company is terminated for any reason. Each will forfeit all of his options if his employment is terminated for cause, as defined under our 2010 ALC Equity Incentive Plan. In the event of a termination due to death or disability (as defined under our plan), each of Messrs. Levy’s, Chen’s and Clarke’s options will vest in full. In the event of a termination for any reason other than death, disability or cause, each Named Executive Officer will forfeit any unvested options. Under the terms of our 2010 ALC Equity Incentive Plan and except as otherwise provided by our compensation committee, all outstanding options shall become fully exercisable and vested upon the occurrence of a change in control, as defined under the plan. With respect to performance-based RSUs, our compensation committee may exercise its discretion to provide that all incomplete performance periods in effect on the date of the change in control shall end on such date, determine the extent to which performance goals with respect to each such performance period have been met, and cause to be paid to each Named Executive Officer partial or full awards with respect to performance goals for each such performance period, based on the committee’s determination of the degree of attainment of such goals.

Employment Termination Provisions for Named Executive Officers’ Deferred Bonus Awards.  Pursuant to the terms of his award agreement, the vesting of the deferred bonus granted to each of Messrs. Levy, Chen and Clarke under our Amended and Restated Deferred Bonus Plan will accelerate, and payment will be made as soon as practicable thereafter, if his employment terminates due to death or disability. The vesting of deferred bonuses granted to Messrs. Udvar-Házy and Plueger will accelerate, and such bonuses will be paid, upon certain terminations of their employment, as described above in “—Employment Agreement with Mr. Udvar-Házy” and “—Employment Agreement with Mr. Plueger.”

Non-Binding Severance Guidelines.  On February 15, 2011, our compensation committee reviewed and approved non-binding guidelines concerning severance and other benefits in the event of an involuntary termination of employment, or a termination without cause or for good reason following a change in control of our Company. The guidelines cover officers at the level of Vice President and higher other than Messrs. Udvar-Házy and Plueger, and address potential cash severance, accelerated vesting and payment of certain bonuses, and other potential benefits that may be granted in the committee’s discretion. The guidelines suggest as severance a multiple of an eligible officer’s base salary and target bonus in the case of a termination of employment without cause or for good reason within 24 months following a change in control, and a multiple of an eligible officer’s base salary and the average of the officer’s three most recent annual bonuses in the case of a termination of employment without cause other than following a change in control. For executive vice presidents, these multiples are 2x and 1x, respectively, while for senior vice presidents and vice presidents, these multiples are 1x and 0.5x, respectively. In addition, with respect to a termination without cause or for good reason following a change in control, the guidelines indicate that an officer would be eligible for payment of a prorated annual target bonus, acceleration and payment in full of his initial three-year retention bonus, and acceleration and payment in full of his bonus under the Amended and Restated Deferred Bonus Plan. With respect to a termination without cause other than following a change in control, an officer would forfeit his annual bonus and deferred bonus, but the guidelines suggest that an officer may receive a prorated payout of his initial three-year retention bonus.

Potential payments upon termination or change in control

The following tables describe and quantify payments and benefits to which our Named Executive Officers would have been entitled under various employment termination and change-in-control scenarios, assuming they occurred on December 31, 2010. Certain of the amounts identified below are only estimates. Some amounts in the tables and footnotes have been rounded up to the nearest whole number.

Regardless of the termination scenario, each of our Named Executive Officers will receive earned but unpaid base salary through the date of termination of his employment.

Post-employment and change in control payments—Mr. Udvar-Házy

	Voluntary
	termination
	without		Involuntary
	good reason/		termination				Change in
	involuntary		without		Termination		control without
Executive payments and	termination		cause/for		due to death		a termination of
benefits upon termination	for cause		good reason		or disability		employment

Compensation severance	$1,800,000	(a)	$9,900,000	(b)	$1,800,000	(a)	$—
Amended and restated deferred bonus plan	$—		$353,045	(c)	$353,045	(c)	$—
Acceleration of equity awards
RSUs	$—		$—		$—		$—	(d)
Options	$—		$18,807,128		$18,807,128		$18,807,128
Benefits and perquisites
Term life insurance	$—		$127,177	(e)	$—	(f)	$—
Benefits	$—		$106,288	(g)	$—		$—
Total	$1,800,000		$29,293,638		$20,960,173		$18,807,128

(a)	Represents the amount of Mr. Udvar-Hazy’s annual bonus for 2010.

(b)	Represents the aggregate of Mr. Udvar-Hazy’s annual bonus for 2010, salary continuation at an annual rate of $1.8 million, and payments in 2011 and 2012 of amounts equal to the target annual bonus.

(c)	Represents 9.0% of the sum of Mr. Udvar-Hazy’s actual salary paid, success bonus of $500,000, and annual bonus of $1.8 million for 2010.

(d)	Assumes that the compensation committee does not treat performance conditions for RSUs as met in the event that a change in control occurs on December 31, 2010.

(e)	Represents the premium payments on the group term and supplementary life insurance policies for Mr. Udvar-Házy that the Company would continue to pay.

(f)	The total amount payable under the group term and supplementary life insurance policies for Mr. Udvar-Házy is $5.3 million.

(g)	Represents health, dental and vision insurance premiums that would be paid by the Company for continued coverage, based on rates as of December 31, 2010.

Post-employment and change in control payments—Mr. Plueger

	Voluntary
	termination
	without		Involuntary
	good reason/		termination				Change in
	involuntary		without		Termination		control without
Executive payments and	termination		cause/for		due to death		a termination of
benefits upon termination	for cause		good reason		or disability		employment

Compensation severance	$1,250,000	(a)	$7,400,000	(b)	$1,250,000	(a)	$—
Amended and restated deferred bonus plan	$—		$213,750	(c)	$213,750	(c)	$—
Acceleration of equity awards
RSUs	$—		$—		$—		$—	(d)
Options	$—		$7,600,283		$7,600,283		$7,600,283
Benefits and perquisites
Term life insurance	$—		$60,406	(e)	$—	(f)	$—
Benefits	$—		$84,088	(g)	$—		$—
Total	$1,250,000		$15,358,527		$9,064,033		$7,600,283

(a)	Represents the amount of Mr. Plueger’s annual bonus for 2010.

(b)	Represents the aggregate of Mr. Plueger’s annual bonus for 2010, salary continuation at an annual rate of $1.5 million through June 30, 2013, and payments in 2011 and 2012 of amounts equal to the target annual bonus.

(c)	Represents 9.0% of the sum of Mr. Plueger’s actual salary paid and annual bonus of $1.25 million for 2010.

(d)	Assumes that the compensation committee does not treat performance conditions for RSUs as met in the event that a change in control occurs on December 31, 2010.

(e)	Represents the premium payments on the group term and supplementary life insurance policies for Mr. Plueger that the Company would continue to pay.

(f)	The total amount payable under the group term and supplementary life insurance policies for Mr. Plueger is $2.3 million.

(g)	Represents health, dental and vision insurance premiums that would be paid by the Company for continued coverage, based on rates as of December 31, 2010.

Post-employment and change in control payments—Mr. Levy

Voluntary
termination
	without	Involuntary
	good reason/	termination			Change in
	involuntary	without	Termination		control without
Executive payments and	termination	cause/for	due to death		a termination of
benefits upon termination	for cause	good reason	or disability		employment

Compensation severance	$—	$—	$—		$—
Amended and restated deferred bonus plan	$—	$—	$102,547	(a)	$—
Acceleration of vesting of equity awards
RSUs	$—	$—	$—		$—	(b)
Options	$—	$—	$1,236,530		$1,236,530
Benefits and perquisites
Term life insurance	$—	$—	$—	(c)	$—
Benefits	$—	$—	$—		$—
Total	$—	$—	$1,339,077		$1,236,530

(a)	Represents 8.5% of the sum of Mr. Levy’s actual salary paid and annual bonus for 2010.

(b)	Assumes that the compensation committee does not treat performance conditions for RSUs as met in the event of a change in control on December 31, 2010.

(c)	The total amount payable under the group term life insurance policy for Mr. Levy is $300,000.

Post-employment and change in control payments—Mr. Chen

Voluntary
termination
	without	Involuntary
	good reason/	termination			Change in
	involuntary	without	Termination		control without
Executive payments and	termination	cause/for	due to death		a termination of
benefits upon termination	for cause	good reason	or disability		employment

Compensation severance	$—	$—	$—		$—
Amended and restated deferred bonus plan	$—	$—	$92,969	(a)	$—
Acceleration of vesting of equity awards
RSUs	$—	$—	$—		$—	(b)
Options	$—	$—	$1,116,204		$1,116,204
Benefits and perquisites
Term life insurance	$—	$—	$—	(c)	$—
Benefits	$—	$—	$—		$—
Total	$—	$—	$1,209,173		$1,116,204

(a)	Represents 8.5% of the sum of Mr. Chen’s actual salary paid and annual bonus for 2010.

(b)	Assumes that the compensation committee does not treat performance conditions for RSUs as met in the event of a change in control on December 31, 2010.

(c)	The total amount payable under the group term life insurance policy for Mr. Chen is $300,000.

Post-employment and change in control payments—Mr. Clarke

Voluntary
termination
	without	Involuntary
	good reason/	termination			Change in
	involuntary	without	Termination		control without
Executive payments and	termination	cause/for	due to death		a termination of
benefits upon termination	for cause	good reason	or disability		employment

Compensation severance	$—	$—	$—		$—
Amended and restated deferred bonus plan	$—	$—	$18,855	(a)	$—
Acceleration of vesting of equity awards
RSUs	$—	$—	$—		$—	(b)
Options	$—	$—	$123,653		$123,653
Benefits and perquisites
Term life insurance	$—	$—	$—	(c)	$—
Benefits	$—	$—	$—		$—
Total	$—	$—	$142,508		$123,653

(a)	Represents 7.0% of the sum of Mr. Clarke’s actual salary paid and annual bonus for 2010.

(b)	Assumes that the compensation committee does not treat performance conditions for RSUs as met in the event of a change in control on December 31, 2010.

(c)	The total amount payable under the group term life insurance policy for Mr. Clarke is $300,000.

Director compensation

Our board of directors sets non-employee director compensation based on recommendations from the compensation committee. Messrs. Udvar-Házy and Plueger do not receive separate compensation for their service on our board of directors, nor will any of our other officers who may serve as directors in the future.

With respect to 2010, we provided the non-employee members of our board with an annual retainer in the amount of $100,000 payable in quarterly installments. In addition, the chairs of our compensation committee and nominating and corporate governance committee each received an additional annual retainer of $10,000. The chair of our audit committee received an additional annual retainer of $15,000. Each director also received $1,500 per board or committee meeting attended in person and $750 per board or committee meeting attended telephonically. The differences between the various committee chair retainers reflected the board’s judgment of each committee’s respective workload. We reimbursed directors for travel and lodging expenses incurred in connection with their attendance at meetings. As a matter of policy, each director could elect to have his or her retainer paid in cash or shares of our Common Stock, or a combination thereof. However, to date we have paid our directors in cash only, in part because of capacity constraints under our 2010 ALC Equity Incentive Plan.

In 2011, we will pay our non-employee directors an annual cash retainer in the amount of $80,000. In addition, the chairs of our compensation committee and nominating and corporate governance committee each will receive an additional annual retainer of $20,000, while the other members of our compensation committee and nominating and corporate governance committee each will receive an additional annual retainer of $10,000. The chair of our audit committee will receive an additional annual retainer of $35,000, while the other members of the audit committee each will receive an additional annual retainer of $15,000. Our lead independent director will receive an additional annual retainer of $25,000. Finally, each current non-employee director and each non-employee director who joins our board in the future will receive an initial grant of RSUs to be settled in shares of Class A Common Stock with an aggregate value, at the time of grant, equal to $120,000, and will thereafter receive an annual equity award of RSUs to be settled in shares of Class A Common Stock with an aggregate value, at the time of grant, equal to $80,000. The current non-employee members of our board of directors will receive their initial equity awards upon the consummation of this offering. The value to be used in determining the number of RSUs awarded will be the price to the public of a share of Class A Common Stock in this offering for purposes of the initial equity awards to our current non-employee directors, and will be the closing price of the Class A Common Stock on the grant date following the consummation of this offering. All RSUs awarded to our non-employee directors will vest in full on the first anniversary of the grant date, and if the board service of such a director terminates for any reason, the RSUs will vest on a daily prorated basis according to the number of days between the grant date and the termination of service, divided by 365.

Our board of directors has adopted stock ownership guidelines for all non-employee directors. Each non-employee director has five years from the time he becomes subject to these guidelines to achieve ownership of Class A Common Stock equivalents with an aggregate market value equal to three times the amount of the then current cash retainer fee for service on our board of directors. For a non-employee director, Class A Common Stock equivalents are shares of Class A Common Stock personally owned by the director, and shares of Class A Common Stock underlying vested RSUs awarded to a director and unvested RSUs awarded to a director that are subject to time-based vesting only. The market value of the Class A Common Stock equivalents shall be determined in accordance with a reasonable methodology established from time to time by our compensation committee.

Director compensation

The following table sets forth compensation paid to or earned by the individuals who served as non-employee directors of our Company during the fiscal year ended December 31, 2010.

Fees earned or
paid in cash
Name	($)(1)

Mr. Danhakl	$83,250
Mr. Hart	$95,250
Mr. Milton	$100,583
Mr. Péretié	$51,500
Mr. Ressler	$83,250
Mr. Ross	$26,500
Mr. Saines	$79,500
Dr. Sugar	$92,250

(1)	Fees Earned or Paid in Cash: The amount shown for each non-employee director is comprised of his annual retainer fees, committee and/or chairmanship fees, and meeting fees.

Amended and Restated Air Lease Corporation 2010 Equity Incentive Plan

Introduction

Our 2010 ALC Equity Incentive Plan authorizes the grant of nonqualified and incentive stock options, stock appreciation rights (“SARs”), restricted stock awards, RSUs and other awards that may be settled in or based upon our Class A Common Stock.

The purpose of the 2010 ALC Equity Incentive Plan is to give us a competitive advantage in attracting, retaining and motivating officers, employees, directors and consultants and to provide a means whereby officers, employees, directors and/or consultants can acquire and maintain ownership of our Class A Common Stock or be paid incentive compensation measured by reference to the value of our Class A Common Stock, thereby strengthening their commitment to our short-term and long-term goals and objectives and those of our affiliates and promoting an identity of interest between our stockholders and these persons.

Description

Set forth below is a summary of certain important features included in the 2010 ALC Equity Incentive Plan. This summary is qualified in its entirety by the actual 2010 ALC Equity Incentive Plan.

Plan term

The 2010 ALC Equity Incentive Plan became effective on June 4, 2010, was amended and restated on February 15, 2011, and will expire on June 4, 2020.

Administration

The 2010 ALC Equity Incentive Plan is administered by the compensation committee or such other committee of the board of directors as the board of directors may from time to time designate (the “Committee”). Among other responsibilities, the Committee has the authority to select individuals to whom awards may be granted, to determine the type of award as well as the number of shares of Class A Common Stock to be covered by each award, and to determine the terms and conditions of any such awards, including the applicable vesting schedule, performance conditions and whether the award will be paid in cash or settled in shares. Subject to applicable law, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it.

Eligibility

Current directors, employees (including executive officers) and/or consultants to us and any of our subsidiaries and affiliates, or any prospective employee or consultant are eligible to participate in the 2010 ALC Equity Incentive Plan.

Shares subject to the plan

We have reserved such number of shares of our Class A Common Stock under the 2010 ALC Equity Incentive Plan so that the number of shares of our Class A Common Stock available under the 2010 ALC Equity Incentive Plan is equal to the sum of (i) 10% of any class of common stock issued by us pursuant to an exemption under the Securities Act of 1933, as amended (the “Securities Act”), until we consummate an initial public offering of any class of our common stock, excluding any issuances to our management prior to the initial date of adoption of the 2010 ALC Equity Incentive Plan and (ii) 5% of any class of common stock issued by us pursuant to an initial public offering of any class of our common stock. Of these reserved shares, no more than 50% may be issued pursuant to awards of restricted stock, RSUs, stock bonuses or incentive bonuses.

Section 162(m), described above under “Compensation discussion and analysis—Tax considerations,” will generally not apply to our Company for three years following the completion of our contemplated initial public offering, and also does not apply to awards that constitute “qualified performance-based compensation.” However, once we are no longer exempt from Section 162(m), certain share and cash limits will apply to awards under the 2010 ALC Equity Incentive Plan. The 2010 ALC Equity Incentive Plan is structured to comply with the requirements of Section 162(m) as in effect on the date hereof so that, subject to satisfying the Section 162(m) stockholder approval requirement, awards that are intended to constitute “qualified performance-based compensation” should be treated as “qualified performance-based compensation” for purposes of Section 162(m).

The shares of Class A Common Stock subject to grant under the 2010 ALC Equity Incentive Plan are to be made available from authorized but unissued shares, from treasury shares, from shares purchased on the open market or by private purchase, or a combination of any of the foregoing. To the extent that any award is forfeited, or any option or SAR terminates, expires or lapses without being exercised, or any award is settled for cash, the shares of Class A Common Stock subject to such awards not delivered as a result thereof will again be available for awards under the 2010 ALC Equity Incentive Plan. If the exercise price of any option and/or the tax withholding obligations relating to any award are satisfied by delivering shares of Class A Common Stock (by either actual delivery or by attestation), only the number of shares of Class A Common Stock issued net of the shares of Class A Common Stock delivered or attested to will be deemed delivered for purposes of the limits in the 2010 ALC Equity Incentive Plan. To the extent any shares of Class A Common Stock subject to an award are withheld to satisfy the exercise price (in the case of an option) and/or the tax withholding obligations relating to such award, such shares of Class A Common Stock will not generally be deemed to have been delivered for purposes of the limits set forth in the 2010 ALC Equity Incentive Plan.

In the event of certain extraordinary corporate transactions or events affecting us, the Committee or the board of directors shall make such substitutions or adjustments as it deems appropriate and equitable to (1) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the 2010 ALC Equity Incentive Plan, (2) the various maximum limitations set forth in the 2010 ALC Equity Incentive Plan, (3) the number and kind of shares or other securities subject to outstanding awards and (4) the exercise price of outstanding options and SARs. In the case of corporate transactions such as a merger or consolidation, such adjustments may include the cancellation of outstanding awards in exchange for cash or other property or the substitution of other property for the shares subject to outstanding awards.

Types of awards

As indicated above, several types of awards can be made under the 2010 ALC Equity Incentive Plan. A summary of these awards is set forth below.

Stock Options and Stock Appreciation Rights. A stock option is a contractual right to purchase shares at a future date at a specified exercise price, while a SAR is a contractual right to receive, in cash or shares, an amount equal to the appreciation of one share of our Class A Common Stock following the grant date. Stock options granted under the 2010 ALC Equity Incentive Plan may either be incentive stock options, which are intended to qualify for favorable treatment to the recipient under U.S. federal tax law, or nonqualified stock options, which do not qualify for this favorable tax treatment. SARs granted under the 2010 ALC Equity Incentive Plan may either be “tandem SARs,” which are granted in conjunction with an option, or “free-standing SARs,” which are not granted in tandem with a stock option. A tandem SAR may be granted on the grant date of the related option, will be exercisable only to the extent that the related option is exercisable and will have the same exercise price as the related option. A tandem SAR will terminate or be forfeited upon the exercise or forfeiture of the related option and the related option will terminate or be forfeited upon the exercise or forfeiture of the tandem SAR.

Each grant of stock options or SARs under the 2010 ALC Equity Incentive Plan will be evidenced by an award agreement that specifies the exercise price, the duration of the award, the number of shares to which the award pertains, vesting schedule and such additional limitations, terms and conditions as the Committee may determine, including, in the case of stock options, whether the options are intended to be incentive stock options or nonqualified stock options. The 2010 ALC Equity Incentive Plan provides that the exercise price of options and SARs will be determined by the Committee, but may not be less than 100% of the fair market value of the stock underlying the options or SARs on the date of grant. Award holders may pay the exercise price in cash or, if approved by the Committee, in Class A Common Stock (valued at its fair market value on the date of exercise) or a combination thereof, or by “cashless exercise” through a broker or by withholding shares otherwise receivable on exercise. The term of options and SARs will be determined by the Committee, but may not exceed ten years from the date of grant. The Committee will determine the vesting and exercise schedule of options and SARs, and the extent to which they will be exercisable after the award holder’s services with the Company terminate.

Restricted Stock. Restricted stock is an award of shares of our Class A Common Stock that are subject to restrictions on transfer and a substantial risk of forfeiture. Restricted stock may be granted under the 2010 ALC Equity Incentive Plan with such restrictions as the Committee may designate. The Committee may provide at the time of grant that the vesting of restricted stock will be contingent upon the achievement of specified performance goals and/or continued service. The terms and conditions of restricted stock awards (including any applicable performance goals) need not be the same with respect to each participant. During the restriction period, the Committee may require that the stock certificates evidencing restricted shares be held by the Company. Except for these restrictions and any others imposed by the Committee, upon the grant of restricted stock under the 2010 ALC Equity Incentive Plan, the recipient will have the rights of a stockholder with respect to the restricted stock, including the right to vote the restricted stock; however, whether and to what extent the recipient will be entitled to receive cash or stock dividends paid or made with respect to the restricted shares of Class A Common Stock and whether any such dividends will be automatically deferred and/or reinvested in additional restricted stock and held subject to the vesting of the underlying restricted stock, will be set forth in the particular participant’s award agreement.

Restricted Stock Units. RSUs represent a contractual right to receive the value of a share of our Class A Common Stock (in either cash or shares) at a future date, subject to specified vesting and other restrictions. The Committee may grant RSUs payable in cash or shares of Class A Common Stock, conditioned upon continued service and/or the attainment of performance goals determined by the Committee. The terms and conditions of RSU awards granted under the 2010 ALC Equity Incentive Plan (including any applicable performance goals) need not be the same with respect to each participant.

Stock-Bonus Awards. The Committee may grant unrestricted shares of our Class A Common Stock, or other awards denominated in our Class A Common Stock, alone or in tandem with other awards, in such amounts and subject to such terms and conditions as the Committee determines from time to time in its sole discretion as, or in payment of, a bonus, or to provide incentives or recognize special achievements or contributions.

Performance Awards. Under the 2010 ALC Equity Incentive Plan, the Committee may determine that the grant, vesting or settlement of an award granted under the plan may be subject to the attainment of one or more specified performance goals. In addition, the 2010 ALC Equity Incentive Plan authorizes the Committee to make awards of restricted stock or RSUs or stock bonus awards that are conditioned on the satisfaction of pre-established performance criteria.

Termination of employment

The impact of a termination of employment on an outstanding award granted under the 2010 ALC Equity Incentive Plan, if any, will be set forth in the applicable award agreement or an individual’s employment, consulting or similar agreement with the Company.

Change in control

The 2010 ALC Equity Incentive Plan provides that, unless otherwise set forth in an award agreement, in the event of a change in control (as defined in the 2010 ALC Equity Incentive Plan), any restricted stock that was forfeitable prior to such change in control will become nonforfeitable, RSUs will be considered earned and payable in full and any restrictions thereon will lapse, any unexercised option or SAR, whether or not exercisable on the date of such change in control, will become fully exercisable and may be exercised in whole or in part, and the Committee may determine the level of achievement with respect to any performance-based awards through the date of the change in control. The Committee may make additional adjustments and/or settlements of outstanding awards upon a change in control, including cancelling any awards for cash upon at least ten days’ advance notice to affected participants.

Under the terms of the plan, a change in control generally means the first to occur of the following: (i) an acquisition by any person or group of beneficial ownership of 35% or more, on a fully diluted basis, of the outstanding shares of common stock or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, excluding any acquisition that complies with clauses (A), (B), and (C) of this paragraph and certain other acquisitions; (ii) individuals who were members of our board of directors on June 4, 2010, and directors whose election or nomination for election was approved by a vote of at least two-thirds of such incumbent directors cease to constitute at least a majority of our board; (iii) a complete dissolution or liquidation of the Company; or (iv) the consummation of a merger, consolidation, statutory share exchange, a sale or other disposition of all or substantially all of the assets of the Company or similar form of corporate transaction that requires the approval of our stockholders, unless immediately following any such transaction, (A) the majority of the total voting power of the surviving company (or parent corporation with voting power to elect a majority of the directors of the surviving company) is represented by the outstanding voting securities of our Company that were outstanding before the transaction and held by the holders thereof in substantially the same proportion as before the transaction, (B) no person or group becomes the beneficial owner, directly or indirectly, of 35% or more of the total voting power of the parent company or, absent a parent company, the surviving company, and (C) at least two-thirds of the directors of the parent company (or surviving company) following such transaction were members of our board at the time of the board approval for such transaction.

Transferability

Awards under the 2010 ALC Equity Incentive Plan are generally not transferable except by will or the laws of descent and distribution or as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the participant’s family members or to a charitable organization, whether directly or indirectly or by means of a trust or partnership or otherwise.

Amendment and discontinuance

The 2010 ALC Equity Incentive Plan may be amended, altered, suspended, discontinued or terminated by the Board, but no amendment, alteration, suspension, discontinuation or termination may be made if it would materially impair the rights of a participant (or his or her beneficiary) without the participant’s (or beneficiary’s) consent, except for any such amendment made to comply with law. The 2010 ALC Equity Incentive Plan may not be amended, altered, suspended, discontinued or terminated without stockholder approval to the extent such approval is required to comply with any tax or regulatory requirement applicable to the 2010 ALC Equity Incentive Plan.

Federal income tax consequences

The following discussion is intended only as a brief summary of the federal income tax rules that are generally relevant to awards that may be granted under the 2010 ALC Equity Incentive Plan, based upon the U.S. federal tax laws currently in effect. The laws governing the tax aspects of awards are highly technical and such laws are subject to change. The discussion is general in nature and does not take into account a number of considerations which may apply in light of the circumstances of a particular participant under the 2010 ALC Equity Incentive Plan. The income tax consequences under applicable foreign, state or local tax laws may not be the same as under U.S. federal income tax laws. Participants in the 2010 ALC Equity Incentive Plan are strongly urged to consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of participating in the 2010 ALC Equity Incentive Plan.

Nonqualified options and SARs

Upon the grant of a nonqualified option or SAR, assuming the exercise price is at least equal to the fair market value of a share of Class A Common Stock on the date of grant, the award holder will not recognize any taxable income and the Company will not be entitled to a deduction. Upon the exercise of an option or SAR, the excess of the fair market value of the shares acquired on the exercise of the option or SAR over the exercise price or the cash paid in settlement of the SAR (the “spread”) will constitute compensation taxable to the award holder as ordinary income. The Company, in computing its U.S. federal income tax, will generally be entitled to a deduction in an amount equal to the compensation taxable to the optionee, subject to the limitations of Section 162(m) of the Code to the extent applicable.

Incentive stock options

An optionee will not recognize taxable income on the grant or exercise of an incentive stock option. However, the spread at exercise will constitute an item includible in alternative minimum taxable income, and, thereby, may subject the optionee to the alternative minimum tax. Such alternative minimum tax may be payable even though the optionee receives no cash upon the exercise of the incentive stock option with which to pay such tax.

Upon the disposition of shares of stock acquired pursuant to the exercise of an incentive stock option, after the later of (i) two years from the date of grant of the incentive stock option or (ii) one year after the transfer of the shares to the optionee (the “ISO Holding Period”), the optionee will recognize long-term capital gain or loss, as the case may be, measured by the difference between the stock’s selling price and the exercise price. The Company is not entitled to any tax deduction by reason of the grant or exercise of an incentive stock option, or by reason of a disposition of stock received upon exercise of an incentive stock option if the ISO Holding Period is satisfied. Different rules apply if the optionee disposes of the shares of stock acquired pursuant to the exercise of an incentive stock option before the expiration of the ISO Holding Period.

Restricted stock

A grantee who is awarded restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares of Class A Common Stock are subject to restrictions (that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture). However, the grantee may elect under Section 83(b) of the Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the Class A Common Stock on the date of the award (less the purchase price, if any), determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the Class A Common Stock on the date the restrictions lapse (less the purchase price, if any) will be treated as compensation income to the grantee and will be taxable in the year the restrictions lapse, and dividends paid while the Class A Common Stock is subject to restrictions will be subject to withholding taxes. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Code, if applicable, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Restricted stock units

There are no immediate tax consequences of receiving an award of RSUs. A grantee who is awarded RSUs will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such grantee at the end of the restriction period or, if later, the payment date. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Code, if applicable, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Unrestricted stock

Participants who are awarded unrestricted Class A Common Stock will be required to recognize ordinary income in an amount equal to the fair market value of the shares of Class A Common Stock on the date of the award, reduced by the amount, if any, paid for such shares. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Code, if applicable, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Principal stockholders

The following table sets forth information as of December 31, 2010 regarding the beneficial ownership of our Common Stock (i) immediately prior to this offering and (ii) as adjusted to give effect to this offering (assuming no exercise of the underwriters’ overallotment option), by:

•	each person known by us to beneficially own more than five percent of our Common Stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or have the right to acquire such powers within 60 days.

In computing the percentage ownership of a person, shares of our Common Stock subject to warrants held by that person are deemed to be outstanding because they are exercisable within 60 days of December 31, 2010. The shares subject to warrants are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All percentages in the following table are based on a total of 63,563,810 shares of our Class A Common Stock and 1,829,339 shares of our Class B Non-Voting Common Stock outstanding as of December 31, 2010. The address of each person named in the table below, unless otherwise indicated, is c/o Air Lease Corporation, 2000 Avenue of the Stars, Suite 600N, Los Angeles, California 90067.

					Warrants to
	Shares of common stock beneficially owned prior to this offering				purchase
	Class A Common Stock		Class B Non-Voting Common Stock		shares of
	Number of		Number of		common
Name of beneficial owner	shares	%	shares	%	stock	Total %

Greater than 5% Stockholders
American Funds Insurance Series—Growth Fund(1)	4,183,448	6.58%	—	0.00%	—	6.40%
Ares Management LLC(2)	6,944,444	10.93%	—	0.00%	—	10.62%
Commonwealth Bank of Australia(3)	6,250,000	9.83%	—	0.00%	268,125	9.89%
Genefinance S.A.(4)	3,170,661	4.99%	1,829,339	100.00%	214,500	7.92%
Leonard Green & Partners, L.P.(5)	6,944,444	10.93%	—	0.00%	—	10.62%
Steven F. Udvar-Házy(6)	4,560,606	7.17%	—	0.00%	—	6.97%
WL Ross & Company LLC(7)	4,250,000	6.69%	—	0.00%	—	6.50%
Named Executive Officers and Directors
Steven F. Udvar-Házy(6)	4,560,606	7.17%	—	0.00%	—	6.97%
John L. Plueger(8)	278,334	*	—	0.00%	—	*
Grant A. Levy	80,300	*	—	0.00%	—	*
Jie Chen	2,500	*	—	0.00%	—	*
James C. Clarke(9)	2,528	*	—	0.00%	—	*
John G. Danhakl(5)	6,944,444	10.93%	—	0.00%	—	10.62%
Matthew J. Hart	10,000	*	—	0.00%	—	*
Robert A. Milton	182,000	*	—	0.00%	—	*
Michel M.R.G. Péretié(4)	3,170,661	4.99%	1,829,339	100.00%	214,500	7.92%
Antony P. Ressler(2)(10)	6,944,444	10.93%	—	0.00%	—	10.62%
Wilbur L. Ross, Jr.(7)	4,250,000	6.69%	—	0.00%	—	6.50%
Ian M. Saines(3)	6,250,000	9.83%	—	0.00%	268,125	9.89%
Dr. Ronald D. Sugar(11)	50,000	*	—	0.00%	—	*
All executive officers and directors as a group (17 persons)	32,905,105	51.77%	1,829,339	100.00%	482,625	53.46%

*	Represents beneficial ownership of less than 1%.

(1)	American Funds Insurance Series—Growth Fund (“AFIS—Growth Fund”) is an investment company registered under the Investment Company Act of 1940, as amended. Capital Research and Management Company (“CRMC”), an investment adviser registered under the Investment Advisers Act of 1940, as amended, is the investment adviser to AFIS—Growth Fund. CMRC provides investment advisory services to AFIS—Growth Fund through its division Capital World Investors (“CWI”). In that capacity, CWI may be deemed to be the beneficial owner of the shares of Class A Common Stock held by AFIS—Growth Fund. CWI, however, disclaims such beneficial ownership of these shares of Class A Common Stock, except to the extent of its pecuniary interest therein. The address of each of AFIS—Growth Fund, CRMC and CWI is 333 South Hope Street, Los Angeles, California 90071.

(2)	Consists of 5,555,556 shares of Class A Common Stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF III”), 724,947 shares of Class A Common Stock held by Ares Special Situations Fund, L.P. (“ASSF”) and 663,941 shares of Class A Common Stock held by Ares Special Situations Fund I-B, L.P. (“ASSF I-B”). The general partner of ACOF III is ACOF Management III, L.P. (“ACOF Management”) and the general partner of ACOF Management is ACOF Operating Manager III, LLC (“ACOF Operating Manager”). The general partner of ASSF and ASSF I-B is ASSF Management, L.P. (“ASSF Management”) and the general partner of ASSF Management is ASSF Operating Manager, LLC (“ASSF Operating Manager”). Each of ACOF Management, ACOF Operating Manager, ASSF Management and ASSF Operating Manager are directly or indirectly controlled by Ares Management LLC (“Ares Management”), which, in turn, is indirectly controlled by Ares Partners Management Company LLC (“Ares Parent,” and together with Ares Management, ACOF III, ACOF Management, ACOF Operating Manager, ASSF, ASSF I-B, ASSF Management and ASSF Operating Manager, the “Ares Entities”). Ares Partners is managed by an executive committee comprised of Mr. Ressler, Michael Arougheti, David Kaplan, Greg Margolies and Bennett Rosenthal. Each of the Ares Entities (other than ACOF III, ASSF and ASSF I-B, with respect to the shares held directly by ACOF III, ASSF and ASSF I-B, respectively) and the members of the executive committee and the partners, members and managers of the Ares Entities expressly disclaims beneficial ownership of these shares of Class A Common Stock. The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(3)	Mr. Saines, as Group Executive of the Institutional Banking and Markets division of Commonwealth Bank of Australia, may be deemed to be the beneficial owner of the 6,250,000 shares of Class A Common Stock and one warrant to purchase 268,125 shares of Common Stock held by Commonwealth Bank of Australia. Mr. Saines disclaims beneficial ownership of these shares of Class A Common Stock and the warrant, except to the extent of his pecuniary interest therein. The address of Commonwealth Bank of Australia is Level 21, 201 Sussex Street, Sydney, Australia NSW 2000.

(4)	Consists of 3,170,661 shares of Class A Common Stock, 1,829,339 of Class B Non-Voting Common Stock and one warrant to purchase 214,500 shares of Common Stock all held by Genefinance S.A. Genefinance S.A. is a wholly-owned subsidiary of Société Générale S.A. Société Générale S.A. may be deemed to have shared voting and investment power with respect to these shares of Common Stock and the warrant held by Genefinance. Mr. Péretié does not directly hold any shares or warrants in the Company. As a member of an executive committee of Société Générale S.A., Mr. Péretié may be deemed to be the beneficial owner of the shares of Common Stock and the warrant held by Genefinance S.A. Mr. Péretié disclaims beneficial ownership of these shares of Common Stock and the warrant, except to the extent of his pecuniary interest therein. The address for Genefinance S.A. and Société Générale S.A. is 29 Boulevard Haussmann, 75009 Paris, France.

(5)	Consists of 5,341,979 shares of Class A Common Stock held by Green Equity Investors V, L.P. (“GEI V”) and 1,602,465 shares of Class A Common Stock held by Green Equity Investors Side V, L.P. (“GEI Side V”). GEI Capital V, LLC (the general partner of GEI V and GEI Side V), Green V Holdings, LLC (a limited partner of GEI V), Leonard Green & Partners, L.P. (an affiliate of GEI Capital V, LLC) and LGP Management, Inc. (the general partner of Leonard Green & Partners, L.P.) all may be deemed to have shared voting and investment power with respect to the shares of Class A Common Stock beneficially owned by GEI V and GEI Side V. As such they may have shared beneficial ownership of such shares of common stock. Each of Mr. Danhakl, the other managers of GEI Capital V, LLC, GEI Capital V, LLC, Green V Holdings, LLC, Leonard Green & Partners, L.P. and LGP Management, Inc. disclaims beneficial interest of the shares of Class A Common Stock reported herein, except to the extent of their pecuniary interest therein. The address for each of GEI V, GEI Side V, GEI Capital V, LLC, Green V Holdings, LLC, Leonard Green & Partners, L.P. and LGP Management, Inc. is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(6)	Consists of 278,889 shares of Class A Common Stock held directly by Air Intercontinental, Inc.; 101,667 shares of Class A Common Stock held directly by Ocean Equities, Inc.; 35,925 shares of Class A Common Stock held directly by Emerald Financial LLC; 2,700,000 and 1,043,125 shares of Class A Common Stock held directly by two trusts, respectively, of which Mr. Udvar-Házy is the trustee and has sole voting and investment power; 300,000 shares of Class A Common Stock held directly by AL Investors I, LLC; and 101,000 shares of Class A Common Stock held directly in the aggregate by Mr. Udvar-Házy’s wife and children. Mr. Udvar-Házy has sole voting and investment power with respect to the shares held by Air Intercontinental, Inc., of which he is the sole stockholder and one of three directors. The remaining directors, Christine L. Udvar-Házy, his wife, and Steven C. Udvar-Házy, his son, disclaim beneficial ownership of the shares held by Air Intercontinental, Inc., except to the extent of their respective pecuniary interests therein. Mr. Udvar-Házy has sole voting and investment power with respect to the shares held by Ocean Equities, Inc. A trust of which Mr. Udvar-Házy is the trustee is the sole stockholder of Ocean Equities, Inc., and Mr. Udvar-Házy is one of the three directors. The remaining directors, Mrs. Udvar-Házy and Mr. S. C. Udvar-Házy, disclaim beneficial ownership of the shares held by Ocean Equities, Inc., except to the extent of their respective pecuniary interests therein. Mr. Udvar-Házy shares voting and investment power with respect to the shares of Class A Common Stock held by Emerald Financial LLC. A trust of which he is trustee controls a majority of the membership interests in Emerald Financial LLC; in addition, Mr. Udvar-Házy is one of three managers of Emerald Financial LLC, together with Mrs. Udvar-Házy and Karissa K. Udvar-Házy. Mrs. Udvar-Házy and Ms. Udvar-Házy disclaim beneficial ownership of the shares held by Emerald Financial LLC, except to the extent of their respective pecuniary interests therein. Mr. Udvar-Házy has shared voting and investment power over the shares held by AL Investors I, LLC. The members of AL Investors I, LLC are AL 1 Management, LLC, AL Investment Group LLC, and Biscayne 4400 AL, LLC. AL 1 Management, LLC and AL Investment Group LLC each has the power to designate a co-manager of AL Investors 1, LLC, and has designated itself as such. Mr. Udvar-Házy is the sole member and manager of AL 1 Management, LLC. Mr. Udvar-Házy disclaims beneficial ownership of the shares held directly by his wife and children, except to the extent of his pecuniary interest therein.

(7)	Consists of 4,233,000 shares of Class A Common Stock held by WLR Recovery Fund IV, L.P. and 17,000 shares of Class A Common Stock held by WLR IV Parallel ESC, L.P. Mr. Ross is the Chairman and CEO of WL Ross & Company LLC and the managing member of El Vedado LLC, the general partner of WL Ross Group, L.P., which is in turn the managing member of WLR Recovery Associates IV LLC, which is the general partner of WLR Recovery Fund IV, L.P. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which is in turn the general partner of WLR IV Parallel ESC, L.P. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed to make investments for WLR IV Parallel ESC, L.P. on a pro rata basis in parallel with WLR Recovery Fund IV, L.P. Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares of Class A Common Stock held by WLR Recover Fund IV, L.P. and WLR IV Parallel ESC, L.P. Mr. Ross disclaims beneficial ownership over these shares of Class A Common Stock, except to the extent of his pecuniary interest therein. The address for WL Ross Group, L.P. is 1166 Avenue of the Americas, New York, New York 10036.

(8)	Consists of 278,334 shares of Class A Common Stock held by a trust of which Mr. Plueger is a co-trustee.

(9)	Consists of 278 shares of Class A Common Stock held by Mr. Clarke and 2,250 shares of Class A Common Stock held by RBC Capital Markets Corporation for the benefit of James C. Clarke, of which Mr. Clarke is the sole owner and beneficiary.

(10)	Mr. Ressler is a Senior Partner in the Private Equity Group of Ares Management and member of Ares Partners, both of which indirectly control ACOF III, ASSF and ASSF I-B (collectively, the “Ares Funds”). Mr. Ressler expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the Ares Funds. The address of Mr. Ressler is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(11)	Consists of 50,000 shares of Class A Common Stock held by a trust of which Dr. Sugar is a co-trustee.

Certain relationships and related party transactions

Set forth below are certain transactions that have occurred since our launch in February 2010 to which we have been a party and the amount involved or exceeded $120,000, and in which our directors, executive officers, beneficial owners of more than five percent of our Common Stock, or persons or entities affiliated with them, had a direct or indirect material interest. While we did not have a formal review and approval policy for related party transactions at the time of any transaction described in this section, each transaction was reviewed and approved by our board of directors.

Loans from certain members of our management team, board of directors and beneficial holders

Convertible Notes. The following members of our management and board of directors (or their respective families or affiliates) and funds managed by certain beneficial owners of more than five percent of our Common Stock made loans to us on May 7, 2010 totaling approximately $60.0 million:

Management/board member/beneficial holder	Amount of loan

Ares Corporate Opportunities Fund III, L.P.	$20,000,000
Ares Special Situations Fund, L.P.	$2,609,811
Ares Special Situations Fund I-B, L.P.	$2,390,189
Green Equity Investors V, L.P.	$19,231,125
Green Equity Investors Side V, L.P.	$5,768,875
Steven F. Udvar-Házy	$8,976,258
John L. Plueger	$510,012
Robert A. Milton	$360,000
Other Members of Management and the Board of Directors	$153,738

These loans were evidenced by unsecured senior convertible notes, which bore interest at the rate of 6.0% per annum, payable quarterly in cash (“Convertible Notes”). By their terms, the Convertible Notes were automatically cancelled concurrently with the completion of the private placement of Common Stock in June 2010 as consideration for the purchase of our Common Stock at a price equal to $18.00 per share.

Loan from Mr. Udvar-Házy. We and Mr. Udvar-Házy entered into an unlimited revolving loan agreement, dated as of March 22, 2010 and amended on April 6, 2010 and April 19, 2010 (the “Loan Agreement”), under which Mr. Udvar-Házy agreed to loan funds to us on an ongoing basis. The principal amount of the loans accrued interest at an annual rate of three-month LIBOR plus 3.5%, compounding quarterly. Pursuant to the terms of the Loan Agreement, the loan matured upon the completion of our private placement of Common Stock in June 2010, and we repaid the outstanding balance of $50,336 on June 4, 2010.

Loans from Air Intercontinental, Inc. Air Intercontinental, Inc., a California corporation (“AII”), is controlled by Mr. Udvar-Házy. In February 2010, AII paid a deposit of $250,000 to Airbus for two aircraft on our behalf. The outstanding principal amount accrued interest at an annual rate of 3.0%, compounding quarterly. Pursuant to the terms of the non-negotiable promissory note evidencing this indebtedness, all principal and accrued but unpaid interest was due upon the earlier of February 2011 and the completion of our private placement of Common Stock in June 2010. Accordingly, we repaid this loan on June 4, 2010.

On April 9, 2010, AII extended a loan of $2.0 million to us. The loan accrued interest at an annual rate equal to the three-month LIBOR, determined on a quarterly basis, plus 3.5%. Pursuant to the terms of the promissory note agreement, this $2.0 million loan was cancelled in exchange for the issuance of 100,000 shares of our Common Stock upon the completion of our private placement of Common Stock in June 2010.

Sale of Common Stock and warrants

On May 7, 2010, we entered into stock purchase agreements with funds managed by each of Leonard Green & Partners, L.P. and Ares Management LLC whereby such funds agreed to invest an aggregate of $250 million in our Common Stock at the lesser of (i) $18.00 per share and (ii) 90% of the offering price per share upon the completion of our private placement of Common Stock on or before December 31, 2010. On June 4, 2010, the funds managed by Leonard Green & Partners, L.P. and Ares Management LLC purchased $250 million of our Common Stock at $18.00 per share.

On June 4, 2010, we issued a warrant to purchase 214,500 shares of our Common Stock to Société Générale S.A. and a warrant to purchase 268,125 shares of our Common Stock and Commonwealth Bank of Australia as consideration for their commitments to purchase $100 million and $125 million, respectively, of our Common Stock in connection with a private placement of our Common Stock. The warrants have a seven-year term and an exercise price of $20.00 per share. Société Générale S.A. subsequently transferred its warrant to Genefinance S.A., a wholly-owned subsidiary of Société Générale S.A.

Policies and procedures for related party transactions

Pursuant to its charter, our nominating and corporate governance committee reviews and approves all related party transactions. Our Code of Business Conduct and Ethics sets forth our formal policy regarding conflicts of interest. A copy of our Code of Business Conduct and Ethics will be available upon the closing of this offering on our website at www.airleasecorp.com.

Other relationships

Consulting arrangements

A member of our board of directors, Dr. Sugar, has entered into a part-time consulting engagement with Ares Management LLC, under which he receives a monthly retainer and has the potential to receive other compensation. Such compensation does not relate to any investment in our Common Stock made by funds managed by Ares Management LLC. None of the services being provided by Dr. Sugar to or on behalf of Ares Management LLC relate to us or the acquisition, sale, financing, leasing, management or marketing of aircraft or aircraft equipment.

Description of capital stock

The following summary is a description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws. This information does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part, and the provisions of applicable Delaware law.

General

Our restated certificate of incorporation authorizes us to issue 500,000,000 shares of Class A Common Stock, $0.01 par value per share, 10,000,000 shares of Class B Non-Voting Common Stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share, the rights and preferences of which may be established from time to time by our board of directors. The 2010 ALC Equity Incentive Plan has reserved shares of our Class A Common Stock for issuance to our employees, which amount will be no more than the sum of (i) 10% of any class of common stock issued by us pursuant to an exemption under the Securities Act, until we consummate an initial public offering of any class of our common stock, excluding any issuances to our management prior to the initial date of adoption of the 2010 ALC Equity Incentive Plan and (ii) 5% of any class of common stock issued by us pursuant to an initial public offering of any class of our common stock.

As of December 31, 2010, there were 63,563,810 shares of Class A Common Stock outstanding, held by approximately      stockholders of record, 1,829,339 shares of Class B Non-Voting Common Stock outstanding, held by      stockholder of record, and no shares of preferred stock outstanding.

Common Stock

Our restated certificate of incorporation provides that, except with respect to voting rights and conversion rights, the Class A Common Stock and Class B Non-Voting Common Stock shall be treated equally and identically.

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our restated certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of our Class A Common Stock are entitled to one vote for each share held and will not have cumulative voting rights in connection with the election of directors. Accordingly, holders of a majority of the shares of Class A Common Stock entitled to vote in any election of directors are able to elect all of the directors standing for election. Holders of Class B Non-Voting Common Stock are not entitled to any vote, other than with respect to amendments to the terms of the Class B Non-Voting Common Stock that would significantly and adversely affect the rights or preferences of the Class B Non-Voting Common Stock, including, without limitation with respect to the convertibility thereof.

Except as otherwise provided by law, our restated certificate of incorporation or our amended and restated bylaws, all matters to be voted on by our stockholders require approval by a majority of the shares present in person or by proxy at a meeting of stockholders and entitled to vote on the subject matter. Any stockholder wishing to propose for election as director someone who is not an existing director or is not proposed by our board will be required to give notice of the intention to propose the person for election, in compliance with the advance notice provisions of our amended and restated bylaws. Our amended and restated bylaws provide that such stockholder nominees shall be elected by a plurality of the votes cast at any meeting of stockholders.

Under the United States Bank Holding Company Act of 1956, as amended, Société Générale S.A. may not hold 5.0% or more of the aggregate voting control of our capital stock and, accordingly, Société Générale S.A. and its affiliates hold 4.99% of our Class A Common Stock and the balance of their interests is held in Class B Non-Voting Common Stock.

Each share of Class B Non-Voting Common Stock is convertible into a share of Class A Common Stock at the option of the holder, provided, that each share of Class B Non-Voting Common Stock will only become convertible at the time it is transferred to a third party unaffiliated with Société Générale S.A.

Any amendment to the terms of the Class A Common Stock shall apply equally to the Class B Non-Voting Common Stock and the Class B Non-Voting Common Stock shall have all of the same rights as the Class A Common Stock, except as to voting and convertibility, and shall be treated equally in all respects with the Class A Common Stock, including, without limitation, with respect to dividends.

Subject to any preferential rights of any then outstanding preferred stock, holders of Common Stock are entitled to receive any dividends that may be declared by our board of directors out of legally available funds. We have no current plans to declare or pay any dividends to our stockholders.

In the event of our liquidation, dissolution or winding up, holders of Common Stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and any preferential rights of the holders of our then outstanding preferred stock.

Except as described in this prospectus, holders of Common Stock will have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares of Common Stock offered by us in this offering, when issued, will be, validly issued and fully paid. The rights, preferences and privileges of holders of Common Stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred stock

Our restated certificate of incorporation authorizes our board of directors to issue and to designate the terms of one or more classes or series of preferred stock. The rights with respect to a class or series of preferred stock may be greater than the rights attached to our Common Stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our Common Stock until our board of directors determines the specific rights attached to that class or series of preferred stock.

Warrants

On June 4, 2010, we issued warrants to purchase up to 214,500 shares and up to 268,125 shares of our Common Stock to Société Générale S.A. and Commonwealth Bank of Australia, respectively. The warrants are exercisable at a price of $20.00 per share until June 4, 2017. The exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment from time to time to maintain the value of the warrants in the event of certain changes to our capital structure. The shares issuable upon exercise of the warrants have been granted registration rights. See “Registration rights” below. Société Générale S.A. subsequently transferred its warrant to Genefinance S.A., a wholly-owned subsidiary of Société Générale S.A.

Registration rights

Pursuant to the Registration Rights Agreement, dated June 4, 2010, by and between our Company and FBR Capital Markets & Co., the holders of 65,369,649 shares of Common Stock currently outstanding and 482,625 shares of Common Stock issuable upon exercise of the warrants held by Genefinance S.A. and Commonwealth Bank of Australia, have the following rights:

On or before April 30, 2011, we are required to file with the SEC, at our expense, a shelf registration statement providing for the resale of any registrable shares from time to time by the holders of such shares. If we have not filed the shelf registration statement by April 30, 2011, other than because the SEC was unable to accept such filing (a “Registration Default”), then Messrs. Udvar-Házy, Plueger and Clarke will each forfeit 50%, and will thereafter forfeit an additional 10% for each month the Registration Default continues, of any bonus that would otherwise be payable to him in respect of performance during 2011. In addition, in accordance with our amended and restated bylaws, we are required to call a special meeting of stockholders if the shelf registration statement has not been declared effective by the SEC, and none of the registrable shares have been listed for trading on a nationally recognized securities exchange, by the 180th day after (and not including the day of) the filing of such shelf registration statement. The purpose of the meeting is to consider and vote on the removal of our directors then in office and to elect the successors of any directors so removed unless the holders of two-thirds of the registrable shares waive such requirement.

We will use our commercially reasonable efforts to cause the shelf registration statement to become effective under the Securities Act as soon as practicable after filing and to remain effective until the earliest to occur of:

•	such time as all of the registrable shares covered by the shelf registration statement have been sold in accordance with such shelf registration statement;

•	such time as all registrable shares are eligible for sale without any volume or manner of sale restrictions or compliance by us with any current public information requirements pursuant to Rule 144 (or any successor or analogous rule) under the Securities Act and are listed for trading on a national securities exchange; and

•	the first anniversary of the effective date of the registration statement, assuming that the registrable shares can be sold under Rule 144 without limitation as to manner of sale or volume restrictions.

Certain anti-takeover provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws

Special meeting of stockholders

Our restated certificate of incorporation and our amended and restated bylaws provide that special meetings of our stockholders may be called only by the Chairman of the board of directors, by our Chief Executive Officer or by a majority vote of our entire board of directors.

No stockholder action by written consent

Our restated certificate of incorporation and our amended and restated bylaws prohibit stockholder action by written consent.

Advance notice requirements for stockholder proposals and director nominations

Our amended and restated bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to our principal executive offices not less than 90 days nor more than 120 days prior to the meeting. For the first annual meeting of stockholders after the completion of this offering, a stockholder’s notice shall be timely if delivered to our principal executive offices not later than the 90th day prior to the scheduled date of the annual meeting of stockholders or the 10th day following the day on which a public announcement of the date of our annual meeting of stockholders is first made by us. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Stockholder-initiated bylaw amendments

Our amended and restated bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least two-thirds of the voting power of all the then outstanding shares of the Common Stock. Additionally, our restated certificate of incorporation provides that our amended and restated bylaws may be adopted, amended or repealed by the board of directors by a majority vote.

Authorized but unissued shares

Our authorized but unissued shares of Common Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Supermajority voting

The vote of the holders of not less than 66 2/3% of the votes entitled to be cast is required to adopt any amendment to our restated certificate of incorporation or amended and restated bylaws as well as to remove a director from office; except that the affirmative vote of the holders of only a majority of the voting power of all issued and outstanding Common Stock shall be required to remove a director or directors if such vote occurs at a special meeting of the stockholders called specifically to consider the removal of members of the board of directors. The foregoing provisions may discourage attempts by others to acquire control of us without negotiation with our board of directors. This enhances our board of directors’ ability to attempt to promote the interests of all of our stockholders. However, to the extent that these provisions make us a less attractive takeover candidate, they may not always be in our best interests or in the best interests of our stockholders.

Section 203 of the Delaware General Corporation Law

We have not opted out of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

Forum selection clause in amended and restated bylaws

On February 15, 2011, our board of directors approved an amendment and restatement of our bylaws to provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or our restated certificate of incorporation or bylaws, or (iv) any other action asserting a claim governed by the internal affairs doctrine. Our amended and restated bylaws further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions described above.

Limitation on liability and indemnification of directors and officers

Our restated certificate of incorporation and amended and restated bylaws provide that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it currently exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, our restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors.

In addition to the indemnification provided by our restated certificate of incorporation and amended and restated bylaws, we have entered into agreements to indemnify our directors and executive officers. These agreements, among other things and subject to certain standards to be met, require us to indemnify these directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of that person’s services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. These agreements also require us to advance expenses to these officers and directors for defending any such action or proceeding, subject to an undertaking to repay such amounts if it is ultimately determined that such director or officer was not entitled to be indemnified for such expenses.

Stock exchange listing symbol

We have applied to list our Class A Common Stock on      under the symbol “     .”

Transfer agent and registrar

We have appointed American Stock Transfer and Trust Company as the transfer agent and registrar for the Common Stock.

Shares eligible for future sale

Prior to this offering, there was no public market for our Class A Common Stock. Future sales of substantial amounts of our Class A Common Stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A Common Stock.

Sale of restricted securities

Upon completion of this offering, we will have      shares of our Class A Common Stock outstanding on a fully diluted basis. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of Common Stock that will be outstanding after this offering will be “restricted securities” within the meaning of Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, which is summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without restriction.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the total number of shares of our Common Stock then outstanding, which will equal shares immediately after this offering; or

•	the average weekly trading volume of our Common Stock on the during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-up agreements

Our directors, executive officers, and certain of our significant stockholders have agreed, subject to limited exceptions, not (1) to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or publicly disclose the intention to make any such offer, sale, pledge or disposition, (2) to enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of Common Stock or such other securities, or (3) to make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the date of this prospectus, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC on behalf of the underwriters. See “Underwriting.”

Certain of our directors, in their capacities as directors, and certain of our executive officers agreed with FBR Capital Markets & Co. (“FBR”) that they will not, without the prior written consent of FBR and subject to limited exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, during the period beginning on June 1, 2010 and ending on the earlier of (a) the second anniversary of the completion of our private placement of Common Stock for which FBR acted as initial purchaser and placement agent and (b) the date that is not less than 180 days after the earlier to occur of the effective date of the registration statement of our initial public offering or the effective date of the shelf registration statement that we will file under the terms of the registration rights agreement we entered into with FBR in connection with such private placement. See “Description of capital stock — Registration rights.”

Certain of our officers entered into lock-up agreements with us on terms substantially similar to the terms of the lock-up agreements with FBR described above.

Stockholders who own registrable shares under the Registration Rights Agreement, dated June 4, 2010, by and between our Company and FBR and who do not exercise their right to participate in our initial public offering have agreed that they will not, directly or indirectly, sell, offer to sell (including engage in a short sale), grant any option or otherwise transfer or dispose of any registrable shares or other shares of our Common Stock or any securities convertible into or exchangeable or exercisable for shares of our Common Stock then owned by them for 60 days following the effective date of this offering, subject to certain conditions and limitations. See “Description of capital stock — Registration rights.”

Rule 701

In general, under Rule 701 of the Securities Act, certain of our employees, consultants or advisors who may be eligible to purchase shares from us in connection with a qualified compensatory share plan or other written agreement will be eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Form S-8 registration statements

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our Class A Common Stock that are issuable pursuant to our 2010 ALC Equity Incentive Plan. See the section titled ‘‘Executive compensation — Compensation discussion and analysis.” Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

Certain material U.S. federal income tax considerations
for non-U.S. holders

The following is a general discussion of certain material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our Common Stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our Common Stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

A non-U.S. holder generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition (even if that individual is not otherwise a resident of the United States for U.S. federal income tax purposes). Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of Common Stock.

This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our Common Stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Common Stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our Common Stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE

APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

As discussed in the section titled “Dividend policy,” we have no current plans to declare or pay any dividends to our stockholders. In general, any distributions that we do make to a non-U.S. holder with respect to its shares of our Common Stock will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our Common Stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our Common Stock, as gain from the sale or exchange of such stock. If the tax withheld from a non-U.S. holder exceeds the holder’s U.S. federal income tax liability, the non-U.S. holder may be entitled to obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for such refund or credit with the IRS.

Distributions we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, the amount of any distribution constituting a dividend generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Certain certification and disclosure requirements must be complied with in order for income effectively connected with a trade or business within the United States to be exempt from withholding. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on sale or other disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our Common Stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder); or

•	we are or have been a U.S. real property holding corporation, which we refer to as an “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our Common Stock and either (a) our Common Stock was not regularly traded on an established securities market at any time during the calendar year in which the disposition occurs, or (b) the non-U.S. holder owns or owned (actually or constructively) more than five percent of the total fair market value of shares of our Common Stock at any time during the five-year period preceding the date of disposition. We are not, and do not anticipate that we will become, a USRPHC for United States federal income tax purposes.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates, subject to a treaty providing otherwise. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain.

Backup withholding, information reporting and other reporting requirements

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our Common Stock paid to such holder unless such holder certifies under penalties of perjury (usually on an IRS Form W-8BEN) that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our Common Stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of our Common Stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report to the IRS the amount of proceeds paid to the non-U.S. holder and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification (usually on an IRS W-8BEN) to the broker of its status as a non-U.S. person or otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

New legislation relating to foreign accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our Common Stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

Underwriting

We are offering the shares of Class A Common Stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and FBR Capital Markets & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement dated as of          , 2011 with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A Common Stock listed next to its name in the following table:

Number of
Name	shares

J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC.
FBR Capital Markets & Co.
Total

The underwriters are committed to purchase all of the shares of Class A Common Stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A Common Stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to      additional shares of Class A Common Stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, on behalf of the underwriters, have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A Common Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A Common Stock less the amount paid by the underwriters to us per share of Class A Common Stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With full
	over-allotment	over-allotment
	exercise	exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $     .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or any such other securities, in each case, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, other than the shares to be sold in this offering and any shares of Class A Common Stock of the Company issued upon the exercise of options granted under the 2010 ALC Equity Incentive Plan. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our Company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors, executive officers, and certain of our significant stockholders have agreed, subject to limited exceptions, not (1) to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or publicly disclose the intention to make any such offer, sale, pledge or disposition, (2) to enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of Common Stock or such other securities, or (3) to make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the date of this prospectus, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC on behalf of the underwriters. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our Company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to list our Class A Common Stock on      under the symbol ‘‘  .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A Common Stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A Common Stock, which involves the sale by the underwriters of a greater number of shares of Class A Common Stock than they are required to purchase in this offering, and purchasing shares of Class A Common Stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Common Stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Common Stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A Common Stock or preventing or retarding a decline in the market price of the Class A Common Stock, and, as a result, the price of the Class A Common Stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they

may discontinue them at any time. The underwriters may carry out these transactions on the          , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A Common Stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A Common Stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful. See the section titled “Selling restrictions.”

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In May 2010, we entered into the Warehouse Facility with a syndicate of financial institutions, including affiliates of Credit Suisse Securities (USA) LLC, as agent and lender. In November 2010, we also entered into an unsecured revolving loan facility with an affiliate of Credit Suisse Securities (USA) LLC as lender. In July 2010, we entered into a bilateral revolving credit agreement with affiliates of J.P. Morgan Securities LLC, as lender and letter of credit issuer. In December 2010, we also entered into a fixed-rate term loan agreement with affiliates of J.P. Morgan Securities LLC, as lender and letter of credit issuer. The Warehouse Facility, unsecured revolving loan facility, bilateral revolving credit agreement and fixed-rate term loan were negotiated on an arms-length basis and contain customary terms pursuant to which the agent and lender receive customary fees. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. FBR Capital Markets & Co. acted as initial purchaser and placement agent in our prior private placement of Common Stock and affiliates of J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and FBR Capital Markets & Co. participated as purchasers in our prior private placement of our Class A Common Stock for their own account.

Selling restrictions

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either a:

(i) “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia (Corporations Act);

(ii) “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

(iii) “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance, and

(b) you warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Austria

This document serves marketing purposes and constitutes neither an offer to sell nor a solicitation to buy any securities. There is no intention to make a public offer in Austria. Should a public offer be made in Austria, a prospectus prepared in accordance with the Austrian Capital Market Act (Capital Market Act) will be published.

The shares may only be offered in the Republic of Austria in compliance with the provisions of the Capital Market Act and any other laws applicable in the Republic of Austria governing the offer and sale of the shares in the Republic of Austria. The shares are not registered or otherwise authorized for public offer under the Capital Market Act or any other relevant securities legislation in Austria. The recipients of this prospectus and other selling materials in respect to the shares have been individually selected and identified before the offer being made and are targeted exclusively on the basis of a private placement. Accordingly, the shares may not be, and are not being, offered or advertised publicly or offered similarly under either the Capital Market Act or any other relevant securities legislation of Austria. This offer may not be made to any persons other than the recipients to whom this document is personally addressed. This prospectus and other selling materials in respect of the shares may not be issued, circulated or passed on in Austria to any person except under circumstances neither constituting a public offer of, nor a public invitation to subscribe for, the shares. This prospectus has been issued to each prospective investor for its personal use only. Accordingly, recipients of this prospectus are advised that this prospectus and any other selling materials in respect of the shares shall not be passed on by them to any other person in Austria.

Bahrain

THIS OFFER IS A PRIVATE PLACEMENT. IT IS NOT SUBJECT TO REGULATIONS OF THE CENTRAL BANK OF BAHRAIN THAT APPLY TO PUBLIC OFFERINGS OF SECURITIES, AND THE EXTENSIVE DISCLOSURE REQUIREMENTS AND OTHER PROTECTIONS THAT SUCH REGULATIONS CONTAIN. THIS PROSPECTUS IS THEREFORE INTENDED ONLY FOR “ACCREDITED INVESTORS.”

THE STOCK OF AIR LEASE CORPORATION OFFERED BY WAY OF THIS PRIVATE PLACEMENT MAY ONLY BE OFFERED IN MINIMUM SUBSCRIPTIONS OF US$100,000 (OR THE EQUIVALENT IN OTHER CURRENCIES).

THE CENTRAL BANK OF BAHRAIN ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF THE STATEMENTS AND INFORMATION CONTAINED IN THIS PROSPECTUS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS OR DAMAGE HOWSOEVER ARISING FROM RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS PROSPECTUS.

THE BOARD OF DIRECTORS AND THE MANAGEMENT OF AIR LEASE CORPORATION ACCEPT RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THIS PROSPECTUS, TO THE BEST OF THE KNOWLEDGE AND BELIEF OF THE BOARD OF DIRECTORS AND THE MANAGEMENT, WHO HAVE TAKEN ALL REASONABLE CARE TO ENSURE THAT SUCH IS THE CASE, THE INFORMATION CONTAINED IN THIS PROSPECTUS IS IN ACCORDANCE WITH THE FACTS AND DOES NOT OMIT ANYTHING LIKELY TO AFFECT THE RELIABILITY OF SUCH INFORMATION.

Barbados

The shares may not be offered or sold in Barbados or to the public in Barbados.

Belgium

No action has been taken in Belgium to permit a public offer of the shares in accordance with the Belgian Act of 16 June 2006 on the public offer of securities and admission of securities to trading on a regulated market (Belgian Prospectus Act) and no securities may be offered or sold to persons in Belgium which are not qualified investors within the meaning of article 10 of the Belgian Prospectus Act or pursuant to another exemption available pursuant to article 3 of the Belgian Prospectus Act.

Bermuda

NOTICE TO RESIDENTS OF BERMUDA

This prospectus and the securities offered hereby have not been, and will not be, registered under the laws and regulations of Bermuda, nor has any regulatory authority in Bermuda passed comment upon or approved the accuracy or adequacy of this prospectus.

Brazil

For purposes of Brazilian law, this offer of securities is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon elsewhere or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

THEREFORE, AS THIS PROSPECTUS DOES NOT CONSTITUTE OR FORM PART OF ANY PUBLIC OFFERING TO SELL OR SOLICITATION OF A PUBLIC OFFERING TO BUY ANY SHARES OR ASSETS, THE OFFERING AND THE SHARES OFFERED HEREBY HAVE NOT BEEN, AND WILL NOT BE, AND MAY NOT BE OFFERED FOR SALE OR SOLD IN BRAZIL EXCEPT IN CIRCUMSTANCES WHICH DO NOT CONSTITUTE A PUBLIC OFFERING OR DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. DOCUMENTS RELATING TO THE SHARES, AS WELL AS THE INFORMATION CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC AS A PUBLIC OFFERING IN BRAZIL OR BE USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OR SALE OF THE SHARES TO THE PUBLIC IN BRAZIL.

Brunei

Notice to Residents of Brunei Darussalam

This document and the shares described herein are not an offer to sell or a solicitation of an offer to buy and/or to subscribe for any shares to the public or any member of the public in Brunei Darussalam but for information purposes only and directed solely to such persons as the law in Brunei Darussalam would regard as a person whose ordinary business or part thereof is to buy or sell shares, whether as principal or agent. As such, this document and any other document, circular, notice or other material issued in connection therewith may not be distributed or redistributed to and may not be relied upon or used by the public or any member of the public in Brunei Darussalam. All offers, acceptances, subscriptions, sales, and allotments of the shares or any part thereof shall be made outside Brunei Darussalam. This document has not been registered as a prospectus with the Registrar of Companies under the Companies Act, Cap. 39 of Brunei Darussalam and the shares have not been approved by the Registrar of Companies or by any other government agency in Brunei Darussalam.

Cayman Islands

THIS IS NOT AN OFFER TO THE MEMBERS OF THE PUBLIC IN THE CAYMAN ISLANDS TO SUBSCRIBE FOR SHARES, AND APPLICATIONS ORIGINATING FROM THE CAYMAN ISLANDS WILL ONLY BE ACCEPTED FROM SOPHISTICATED PERSONS OR HIGH NET WORTH PERSONS, IN EACH CASE WITHIN THE MEANING OF THE CAYMAN ISLANDS SECURITIES INVESTMENT BUSINESS LAW (AS AMENDED).

Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de

Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

China

This prospectus may not be circulated or distributed in the People’s Republic of China (China) and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China, except pursuant to applicable laws and regulations of China. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Colombia

Notice to Prospective Investors in Colombia

The shares of Air Lease Corporation have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, these shares may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

European economic area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this Prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the joint book-running managers for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication by Air Lease Corporation or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression

“Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Finland

This prospectus does not constitute a public offer or an advertisement of securities to the public in the Republic of Finland. The shares will not and may not be offered, sold, advertised or otherwise marketed in Finland under circumstances which would constitute a public offering of securities under Finnish law. Any offer or sale of the shares in Finland shall be made pursuant to a private placement exemption as defined under European Council Directive 2003/71/EC, Article 3(2) and the Finnish Securities Market Act (1989/495, as amended) and any regulation thereunder. This prospectus has not been approved by or notified to the Finnish Financial Supervisory Authority.

France

This offering document has not been prepared in the context of a public offering of securities in France (offre au public) within the meaning of Article L.411-1 of the French Code monétaire et financier and Articles 211-1 and seq. of the Autorité des marchés financiers (AMF) regulations and has therefore not been submitted to the AMF for prior approval or otherwise and no prospectus has been prepared in relation to the securities.

The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France and neither this offering document nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2 and D.411-4 of the French Code monétaire et financier) on the condition that no such offering document nor any other offering material relating to the securities shall be delivered by them to any person nor reproduced (in whole or in part). Such “qualified investors” and the limited circle of investors referred to in Article L.411-2II2° are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and in particular those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 and seq. of the French Code monétaire et financier).

You are hereby notified that in connection with the purchase of these securities, you must act for your own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and in particular those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.411-2, L.412-1 and L.621-8 and seq. of the French Code monétaire et financier).

Germany

Any offer or solicitation of shares within Germany or to the public in Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of securities to the public in Germany requires the approval of the prospectus by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin). This prospectus has not been and will not be submitted for approval to the BaFin. This prospectus does not constitute a public offer under the WpPG. This prospectus and any other document relating to the shares, as well as any information contained therein, must not be supplied to the public in Germany or used in connection with any offer for subscription of the shares to the public in Germany, any public marketing of the shares or any public solicitation for offers to subscribe for or otherwise acquire the shares. The prospectus and other offering materials relating to the offer of shares are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

Warning

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Hungary

PURSUANT TO SECTION 18 OF ACT CXX OF 2001 ON THE CAPITAL MARKETS, THIS DOCUMENT WAS PREPARED IN CONNECTION WITH A PRIVATE PLACEMENT IN HUNGARY.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, and entities with shareholders’ equity in excess of NIS 250 million, each as defined in the Addendum (as it may be amended from time to time, collectively referred to as institutional investors). Institutional investors may be required to submit written confirmation that they fall within the scope of the Addendum. In addition, we may distribute and direct this document in Israel, at our sole discretion, to certain other exempt investors or to investors who do not qualify as institutional or exempt investors, provided that the number of such non-qualified investors in Israel shall be no greater than 35 in any 12-month period.

Italy

The offering of the shares has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB), in accordance with Italian securities legislation. Accordingly, the shares may not be offered or sold, and copies of this offering document or any other document relating to the shares may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, subsection 1, paragraph b) of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers’ Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers’ Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers’ Regulation, and provided, however, that any such offer or sale of the shares or distribution of copies of this offering document or any other document relating to the shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the shares, and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorised to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

India

This document has not been and will not be registered as a prospectus or a statement in lieu of prospectus with any registrar of companies in India. This document has not been and will not be reviewed or approved by any regulatory authority in India, including the Securities and Exchange Board of India, any registrar of companies in India or any stock exchange in India. This document and this offering of shares are not and should not be construed as an invitation, offer or sale of any securities to the public in India. Other than in compliance with the private placement exemptions under applicable laws and regulations in India, including the Companies Act, 1956, as amended, the shares have not been, and will not be, offered or sold to the public or any member of the public in India. This document is strictly personal to the recipient and neither this document nor the offering of the shares is calculated to result, directly or indirectly, in the shares becoming available for subscription or purchase by persons other than those receiving the invitation or offer.

Ireland

Notice to prospective investors in Ireland

This document does not comprise a prospectus for the purposes of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland, the Prospectus (Directive 2003\71\EC) Regulations 2005 of Ireland or the Prospectus Rules issued by the Financial Regulator of Ireland in March 2006. This document is only being made available to certain prospective investors in Ireland (Prospective Irish Investors) on the understanding that any written or oral information contained herein or otherwise made available to them will be kept strictly confidential. The opportunity described in this document is personal to the addressees in Ireland. This document must not be copied, reproduced, distributed or passed by any Prospective Irish Investor to any other person without the consent of underwriters. By accepting this document, Prospective Irish Investors are deemed to undertake and warrant to the underwriters and Air Lease Corporation that they will keep this prospectus confidential.

Prospective Irish Investors are recommended to seek their own independent financial advice in relation to the opportunity described in this document from their stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is duly authorized or exempted under the Investments Intermediaries Act 1995 of Ireland or the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law). Accordingly, no resident of Japan may participate in the offering of the shares and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Kuwait

The shares have not been licensed for offering in Kuwait by the Ministry of Commerce and Industry or the Central Bank of Kuwait or any other relevant Kuwaiti government agency. The offering of the shares in Kuwait on the basis a private placement or public offering is, therefore, restricted in accordance with Decree Law No. 31 of 1990, as amended, and Ministerial Order No. 113 of 1992, as amended. No private or public offering of the shares are being made in Kuwait, and no agreement relating to the sale of the shares will be concluded in Kuwait. No marketing or solicitation or inducement activities are being used to offer or market the shares in Kuwait.

Luxembourg

The shares may not be offered or sold in the Grand Duchy of Luxembourg, except for shares which are offered in circumstances that do not require the approval of a prospectus by the

Luxembourg financial regulatory authority and the publication of such prospectus pursuant to the law of July 10, 2005 on prospectuses for securities. The shares are offered to a limited number of high net worth individual investors or to institutional investors, in all cases under circumstances designed to preclude a distribution that would be other than a private placement. This document may not be reproduced or used for any purposes, or furnished to any persons other than those to whom copies have been sent.

Mexico

No actions, applications nor filings have been undertaken in Mexico, whether before the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) nor the Mexican Stock Exchange (Bolsa Mexicana de Valores, or BMV), in order to make a public offering in said territory, with or without price, through mass media and to indeterminate subjects to subscribe, acquire, sell or otherwise assign the shares, in any form or manner.

This document is not intended to be distributed through mass media to indeterminate subjects, nor to serve as an application for the registration of the shares before any securities registry or exchange in Mexico, nor as a prospectus for their public offering in said jurisdiction. No financial authority nor securities exchange in Mexico have reviewed or assessed the particulars of the shares or their offering, and in no case will they assert the goodness of the shares, the solvency of the issuer, nor the exactitude or veracity of the information contained herein, and will not validate acts.

You are solely responsible if you have procured this copy of this document yourself or came by it through your own means out of your own accord, regardless of the source. If you have received one such copy from either the issuer or the underwriter the shares are being offered to you under the private offering exceptions in the Securities Market Law (SML), for which you must be in one of the following situations:

(a) You are either an institutional investor within the meaning of Article 2, Roman numeral XVII, of the SML and regarded as such pursuant to the laws of Mexico, or a qualified investor because pursuant to Article 2, Roman numeral XVI, of said statute you have the income, assets or qualitative characteristics provided for under Article 1, Roman numeral XIII of the General Provisions Applicable to Issuers of Securities and other Participants in the Securities Market, which require that you have maintained, in average over the past year, investments in securities (within the meaning of the SML) for an amount equal or greater than 1,500,000 Investment Units (Unidades de Inversión, or UDIs), or in each of the last 2 years had a gross annual income equal to or greater than 500,000 such Investment Units;

(b) You are a member of a group of less than 100 individually identified people to whom the shares are being offered directly and personally; or

(c) You are an employee of the issuer and a beneficiary of a generally-applicable employee benefit plan or program of said issuer.

You may be further required to expressly reiterate that you fall into either of said exceptions, that you further understand that the private offering of shares has less documentary and information requirements than public offerings do, and to waive the right to claim on any lacking thereof.

Netherlands

The shares may not, directly or indirectly, be offered or acquired in the Netherlands and this offering memorandum may not be circulated in the Netherlands, as part of an initial distribution or any time thereafter, other than to individuals or (legal) entities who or which qualify as qualified investors within the meaning of Article 1:1 of the Financial Supervision Act (Wet op het financieel toezicht) as amended from time to time.

Norway

This offering document has not been approved or disapproved by, or registered with, the Norwegian Financial Supervisory Authority (Finanstilsynet) nor the Norwegian Registry of Business Enterprises, and the shares are marketed and sold in Norway on a private placement basis and under other applicable exceptions from the offering prospectus requirements as provided for pursuant to the Norwegian Securities Trading Act and the Norwegian Securities Trading Regulation.

Oman

The information contained in this prospectus neither constitutes a public offer of securities in the Sultanate of Oman as contemplated by the Commercial Companies Law of Oman (Royal Decree 4/74) or the Capital Market Law of Oman (Royal Decree 80/98), nor does it constitute an offer to sell, or the solicitation of any offer to buy Non-Omani securities in the Sultanate of Oman as contemplated by Article 139 of the Executive Regulations of the Capital Market Law (issued by Decision No. 1/2009). Additionally, this prospectus is not intended to lead to the conclusion of a contract for the sale or purchase of securities in Oman.

The recipient of this prospectus in Oman represents that it is a financial institution and is a sophisticated investor (as described in Article 139 of the Executive Regulations of the Capital Market Law) and that its officers/employees have such experience in business and financial matters that they are capable of evaluating the merits and risks of investments.

This prospectus has been sent at the request of the investor in Oman, and by receiving this prospectus, the person or entity to whom it has been issued and sent understands, acknowledges and agrees that this prospectus has not been approved by the CMA or any other regulatory body or authority in Oman, nor has any authorization, license or approval been received from the CMA or any other regulatory authority in Oman, to market, offer, sell, or distribute the shares within Oman.

No marketing, offering, selling or distribution of any financial or investment products or services has been or will be made from within Oman and no subscription to any securities, products or financial services may or will be consummated within Oman. The distributor of the prospectus is neither a company licensed by the CMA to provide investment advisory, brokerage, or portfolio management services in Oman, nor a bank licensed by the Central Bank of Oman to provide investment banking services in Oman. The distributor of the prospectus does not advise persons or entities resident or based in Oman as to the appropriateness of investing in or purchasing or selling securities or other financial products.

Nothing contained in this prospectus is intended to constitute Omani investment, legal, tax, accounting or other professional advice. This prospectus is for your information only, and nothing herein is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice on the basis of your situation. Any recipient of this prospectus and any purchaser of the shares pursuant to this prospectus shall not market, distribute, resell, or offer to resell the shares within Oman without complying with the requirements of applicable Omani law, nor copy or otherwise distribute this prospectus to others.

Portugal

This document does not constitute an offer or an invitation by or on behalf of Air Lease Corporation to subscribe or purchase any shares. It may not be used for or in connection with any offer to, or solicitation by, anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation. The distribution of this presentation/marketing material and the marketing of the shares in certain jurisdictions may be restricted by law. Persons into whose possession this presentation/marketing material comes are required to inform themselves about and to observe any such restrictions.

No action has been taken or will be taken by Air Lease Corporation that would permit a public offering of shares or the circulation or distribution of this presentation/marketing material or any material in relation to the Company or the shares, in any country or jurisdiction where action for that purpose is required.

Prospective investors should understand the risks of investing in the shares before they make their investment decision. They should make their own independent decision to invest in the shares and as to whether an investment in such shares are appropriate or proper for them based upon their own judgment and upon advice from such advisors as they consider necessary.

Russia

Not for release, distribution or publication, directly or indirectly, into or in the Russian Federation. Information contained herein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities in Russia or to or for the benefit of any Russian person or any person in the Russian Federation, and does not constitute an advertisement or offering of any securities in Russia within the meaning of Russian securities laws to any person other than a “qualified investor” (as defined in Russian securities laws). This information must not be passed on to third parties or otherwise be made publicly available in Russia. The shares have not been and will not be registered in Russia or admitted to public placement and/or public circulation in Russia. The shares are not intended for “offering”, “placement” or “circulation” in Russia, except as permitted by Russian law (each as defined in Russian securities laws).

Saudi Arabia

This document may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority.

The Capital Market Authority does not make any representation as to the accuracy or completeness of this document, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

Singapore

The offer or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (SFA) and accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

(1) to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2) where no consideration is given for the transfer; or

(3) by operation of law.

By accepting this document, the recipient hereof represents and warrants that he is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

South Korea

The shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares have not been registered with the Financial Services Commission of South Korea for public offering in South Korea. Furthermore, the shares may not be re-sold to South Korean residents unless the purchaser of the shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

Spain

This offer of shares of Air Lease Corporation has not been and will not be registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores or CNMV) and, therefore, no shares of Air Lease Corporation may be offered, sold or distributed in any manner, nor may any resale of the shares be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to the shares of Air Lease Corporation have been or will be registered with the CNMV and therefore they are not intended for the public offer of the shares of Air Lease Corporation in Spain.

Sweden

THIS OFFERING DOCUMENT IS NOT A PROSPECTUS AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH THE PROSPECTUS REQUIREMENTS LAID DOWN IN THE SWEDISH FINANCIAL INSTRUMENTS TRADING ACT (LAG (1991:980) OM HANDEL MED FINANSIELLA INSTRUMENT) NOR ANY OTHER SWEDISH ENACTMENT. NEITHER THE SWEDISH FINANCIAL SUPERVISORY AUTHORITY NOR ANY OTHER SWEDISH REGULATORY BODY HAS EXAMINED, APPROVED OR REGISTERED THIS OFFERING DOCUMENT.

NO SHARES WILL BE OFFERED OR SOLD TO ANY INVESTOR IN SWEDEN EXCEPT IN CIRCUMSTANCES THAT WILL NOT RESULT IN A REQUIREMENT TO PREPARE A PROSPECTUS PURSUANT TO THE PROVISIONS OF THE SWEDISH FINANCIAL INSTRUMENTS TRADING ACT.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland.

This document has been prepared without regard to the disclosure standards for issuance prospectuses under article 652a or article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under article 27 et seq. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Turkey

The offer made by this document does not intend to offer shares of Air Lease Corporation to the public, or to pre-determined investors resident in the Republic of Turkey. Each underwriter has acknowledged that the shares have not been, and will not be, registered with the Capital Markets Board of the Republic of Turkey (“CMB”) in accordance with the Turkish Capital Markets Law numbered 2499 (the “CML”) and the Communiqué Serial III No. 44 on the Registration and Sale of the Foreign Capital Market Instruments and Depository Receipts with the CMB (the “Communiqué”), and the shares will not be listed or traded on the Istanbul Stock Exchange or any other exchange in the Republic of Turkey. Each underwriter has represented and agreed that this document neither intends to qualify as, nor constitutes, a prospectus compliant with the requirements of the CML or an attempt by Air Lease Corporation to initiate a public offering or a sale through private placement process as defined under the CML and the Communiqué. Each underwriter has represented and agreed that neither this document nor any other offering material related to the offering will be utilized in connection with any general offering to the public or private placement within the Republic of Turkey for the purpose of the offer or sale of the shares without the prior approval of the CMB.

In addition, each underwriter has represented and agreed that it has not sold or caused to be sold and will not sell or cause to be sold outside Turkey the shares to residents of Turkey unless such sale is authorized pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.

Qatar

The global initial public offering of shares of common stock of Air Lease Corporation (the “Securities”) does not constitute a public offer of Securities in the State of Qatar under Law No. 5 of 2002 (the “Commercial Companies Law”) or otherwise under any laws of the State of Qatar, including the rules and regulations of the Qatar Financial Markets Authority or the Qatar Financial Centre.

The securities are only being offered to a limited number of investors who are willing and able to conduct an independent investigation of the risks involved in an investment in such shares of common stock, or have sufficient knowledge of the risks involved in an investment in such shares of common stock or are benefiting from preferential terms under a directed share program for directors, officers and employees.

No transaction will be concluded in the jurisdiction of the State of Qatar.

United Arab Emirates

The Global Offering has not been approved or licensed by the Central Bank of the United Arab Emirates (UAE), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (DFSA), a regulatory authority of the Dubai International Financial Centre (DIFC). The Global Offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to Air Lease Corporation; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Legal matters

The validity of the Class A Common Stock offered hereby will be passed upon for us by Munger, Tolles & Olson LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

The consolidated financial statements of Air Lease Corporation and its subsidiaries as of December 31, 2010, and for the period from inception to December 31, 2010, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

We have obtained statistical and other information about the airline industry and the airline leasing industry set forth in this prospectus, including all information under the section titled “Overview of the aircraft leasing industry” and all estimates about future airline industry and airline leasing industry growth appearing elsewhere in this prospectus, from AVITAS, and we have included such information in reliance upon the authority of AVITAS as an expert in statistical and other analysis of the airline industry.

Where you can find additional information

We have filed a registration statement, of which this prospectus is a part and which includes exhibits, schedules and amendments filed with this registration statement, on Form S-1 with the SEC relating to this offering of our Class A Common Stock. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of prescribed fees, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements, and other information with the SEC. Such annual, quarterly and current reports, proxy and information statements and other information, can be inspected and copied at the locations set forth above. We intend to make this information available free of charge on our website at www.airleasecorp.com.

AIR LEASE CORPORATION AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Air Lease Corporation:

We have audited the accompanying consolidated balance sheet of Air Lease Corporation and subsidiaries as of December 31, 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for the period from inception to December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Air Lease Corporation and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the period from inception to December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Francisco, California
February 21, 2011

AIR LEASE CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheet

(In thousands, except share data)	December 31, 2010

Assets
Cash and cash equivalents	$328,821
Restricted cash	48,676
Flight equipment subject to operating leases	1,649,071
Less accumulated depreciation	(19,262)

1,629,809
Deposits on flight equipment purchases	183,367
Deferred debt issue costs — less accumulated amortization of $4,754	46,422
Deferred taxes	8,875
Other assets	30,312

Total assets	$2,276,282

Liabilities and Shareholders’ Equity
Accrued interest and other payables	$22,054
Debt financing	911,981
Security deposits and maintenance reserves on flight equipment leases	109,274
Rentals received in advance	8,038

Total liabilities	1,051,347

Shareholders’ Equity
Preferred Stock, $0.01 par value; 50,000,000 shares authorized no shares issued or outstanding	—
Class A Common Stock, $0.01 par value; 500,000,000 shares authorized 63,563,810 shares issued and outstanding	636
Class B Non-Voting Common Stock, $0.01 par value; 10,000,000 shares authorized 1,829,339 shares issued and outstanding	18
Paid-in capital	1,276,321
Accumulated deficit	(52,040)

Total shareholders’ equity	1,224,935

Total liabilities and shareholders’ equity	$2,276,282

See Notes to Consolidated Financial Statements

AIR LEASE CORPORATION AND SUBSIDIARIES
Consolidated Statement of Operations

For the period
from Inception to
(In thousands, except share data)	December 31, 2010

Revenues
Rental of flight equipment	$57,075
Interest and other	1,291

Total revenues	58,366

Expenses
Interest	11,062
Amortization of deferred debt issuance cost	4,883
Amortization of convertible debt discounts	35,798

Interest expense	51,743
Depreciation of flight equipment	19,262
Selling, general and administrative	24,232
Stock-based compensation	24,044

Total expenses	119,281

Loss before taxes	(60,915)
Income tax benefit	8,875

Net loss	$(52,040)

Net loss attributable to common shareholders per share
Net loss
Basic	$(1.32)
Diluted	$(1.32)
Weighted-average shares outstanding
Basic	39,511,045
Diluted	39,511,045

See Notes to Consolidated Financial Statements

AIR LEASE CORPORATION AND SUBSIDIARIES
Consolidated Statement of Shareholders’ Equity
For the period from Inception to December 31, 2010

					Class B Non-Voting
	Preferred Stock		Class A Common Stock		Common Stock		Paid-in	Accumulated
(In thousands, except share data)	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance at inception	—	$—	—	$—	—	$—	$—	$—	$—
Class A Common Stock issuance	—	—	55,750,972	558	—	—	1,026,082	—	1,026,640
Class B Non-Voting Common Stock issuance	—	—	—	—	6,308,844	63	124,852	—	124,915
Class B conversion to Class A	—	—	4,479,505	45	(4,479,505)	(45)	—	—	—
Issuance of warrants	—	—	—	—	—	—	5,578	—	5,578
Conversion of convertible notes	—	—	3,333,333	33	—	—	59,967	—	60,000
Convertible debt discounts	—	—	—	—	—	—	35,798	—	35,798
Stock based compensation	—	—	—	—	—	—	24,044	—	24,044
Net (Loss)	—	—	—	—	—	—	—	(52,040)	(52,040)

Balance at December 31, 2010	—	$—	63,563,810	$636	1,829,339	$18	$1,276,321	$(52,040)	$1,224,935

See Notes to Consolidated Financial Statements

AIR LEASE CORPORATION AND SUBSIDIARIES
Consolidated Statement of Cash Flows

For the period
from Inception to
(dollars in thousands)	December 31, 2010

Operating Activities
Net loss	$(52,040)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of flight equipment	19,262
Stock-based compensation	24,044
Deferred taxes	(8,875)
Amortization of deferred debt issue costs	4,883
Amortization of convertible debt discounts	35,798
Changes in operating assets and liabilities:
Lease receivables and other assets	(8,040)
Accrued interest and other payables	22,054
Rentals received in advance	8,038

Net cash provided by operating activities	45,124

Investing Activities
Acquisition of flight equipment under operating lease	(1,649,071)
Payments for deposits on flight equipment purchases	(183,367)
Acquisition of furnishings, equipment and other assets	(22,272)

Net cash used in investing activities	(1,854,710)

Financing Activities
Issuance of common stock and warrants	1,157,133
Issuance of convertible notes	60,000
Proceeds from debt financings	916,921
Payments in reduction of debt financings	(4,940)
Restricted cash	(48,676)
Debt issue costs	(51,305)
Changes in security deposits and maintenance reserves on flight equipment leases	109,274

Net cash provided by financing activities	2,138,407

Net increase in cash	328,821
Cash at inception	—

Cash at end of period	$328,821

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest, excluding capitalized interest of $1,769	$12,723

Supplemental Disclosure of Noncash Activities
Conversion of convertible notes to Class A Common Stock	$60,000

See Notes to Consolidated Financial Statements

Air Lease Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010

1.	Summary of Significant Accounting Policies

a.	Organization

Air Lease Corporation (the “Company”, “ALC”, “we”, “our” or “us”) was incorporated in the State of Delaware and licensed to operate in the State of California. We commenced operations in February 2010 and elected a fiscal year end of December 31. The Company is principally engaged in the leasing of commercial aircraft to airlines throughout the world. We plan to supplement our leasing revenues by providing fleet management and remarketing services to third parties. We will typically provide many of the same services that we perform for our fleet, including leasing, re-leasing, lease management and sales services for which we will charge a fee, with the objective of assisting our clients to maximize lease or sale revenues.

b.	Principles of Consolidation

The Company will consolidate financial statements of all entities in which we have a controlling financial interest, including the account of any Variable Interest Entity in which we have a controlling financial interest and for which we are thus the primary beneficiary. All material intercompany balances are eliminated in consolidation.

c.	Rental of Flight Equipment

The Company leases flight equipment principally under operating leases and reports rental income ratably over the life of each lease. Rentals received, but unearned, under the lease agreements are recorded in Rentals received in advance on the Company’s Consolidated Balance Sheet until earned. The difference between the rental income recorded and the cash received under the provisions of the lease is included in Lease receivables, as a component of Other assets on the Company’s Consolidated Balance Sheet. An allowance for doubtful accounts will be recognized for past-due rentals based on management’s assessment of collectability. Management will monitor all lessees with past due lease payments and discuss relevant operational and financial issues facing those lessees with its marketing executives in order to determine an appropriate allowance for doubtful accounts. In addition, if collection is not reasonably assured, the Company will not recognize rental income for amounts due under the Company’s lease contracts and will recognize revenue for such lessees on a cash basis. As of December 31, 2010, the Company had no such allowance, and no leases were on a cash basis.

All of the Company’s lease agreements are triple net leases whereby the lessee is responsible for all taxes, insurance, and aircraft maintenance. In the future, we may incur repair and maintenance expenses for off-lease aircraft. We recognize overhaul expense in our Consolidated Statement of Operations for all such expenditures. In many operating lease contracts, the lessee is obligated to make periodic payments of supplemental maintenance rent, which is calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. In these leases, we will make a payment to the lessee to compensate the lessee for the cost of the actual major maintenance incurred, up to the maximum of the amount of supplemental maintenance rental payments made by the lessee during the lease term. These payments are made upon the lessee’s presentation of invoices evidencing the completion of such qualifying major maintenance. The Company records as rental revenue, the portion of supplemental maintenance rent that is virtually certain will not be reimbursed to the lessee. Supplemental maintenance rental payments which we may be required to reimburse to the lessee are reflected in our overhaul reserve liability, as a component of Security deposits and overhaul reserves on flight equipment leases in our Consolidated Balance Sheet.

Lessee-specific modifications are expected to be capitalized as initial direct costs and amortized over the term of the lease into rental revenue in our Consolidated Statement of Operations.

d.	Initial Direct Costs

The Company records as period costs those internal and other costs incurred in connection with identifying, negotiating and delivering aircraft to the Company’s lessees. Amounts paid by us to lessees, or other parties, in connection with the lease transactions are capitalized and amortized as a reduction to lease revenue over the lease term.

e.	Cash and Cash Equivalents

The Company considers cash and cash equivalents to be cash on hand and highly liquid investments with original maturity dates of 90 days or less.

f.	Restricted Cash

Restricted cash consists of pledged security deposits, maintenance reserves, and rental payments related to secured aircraft financing arrangements.

g.	Flight Equipment

Flight equipment under operating lease is stated at cost less accumulated depreciation. Purchases, major additions and modifications, and interest on deposits during the construction phase are capitalized. The Company generally depreciates passenger aircraft on a straight-line basis over a 25-year life from the date of manufacture to a 15% residual value. Changes in the assumption of useful lives or residual values for aircraft could have a significant impact on the Company’s results of operations and financial condition.

At the time flight equipment is retired or sold, the cost and accumulated depreciation are removed from the related accounts and the difference, net of proceeds, is recorded as a gain or loss on our Consolidated Statement of Operations.

Management evaluates on a quarterly basis the need to perform an impairment test whenever facts or circumstances indicate a potential impairment has occurred. An assessment is performed whenever events or changes in circumstances indicate that the carrying amount of an aircraft may not be recoverable. Recoverability of an aircraft’s carrying amount is measured by comparing the carrying amount of the aircraft to future undiscounted net cash flows expected to be generated by the aircraft. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates and estimated residual or scrap values for each aircraft. We develop assumptions used in the recoverability analysis based on our knowledge of active lease contracts, current and future expectations of the global demand for a particular aircraft type, and historical experience in the aircraft leasing market and aviation industry, as well as information received from third-party industry sources. The factors considered in estimating the undiscounted cash flows are affected by changes in future periods due to changes in contracted lease rates, economic conditions, technology and airline demand for a particular aircraft type. In the event that an aircraft does not meet the recoverability test, the aircraft will be recorded at fair value in accordance with the Company’s Fair Value Policy, resulting in an impairment charge. Our Fair Value Policy is described below under “Fair Value Measurements”. As of December 31, 2010, no impairment charges have been incurred to date.

h.	Capitalized Interest

The Company may borrow funds to finance deposits on flight equipment purchases. The Company capitalizes interest expense on such borrowings. The capitalized amount is calculated using our composite borrowing rate and is recorded as an increase to the cost of the flight equipment on our Consolidated Balance Sheet.

i.	Fair Value Measurements

Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures the fair value of certain assets on a non-recurring basis, principally our flight equipment, when Generally Accepted Accounting Principles (“GAAP”) requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable.

The Company records flight equipment at fair value when we determine the carrying value may not be recoverable. The Company principally uses the income approach to measure the fair value of flight equipment. The income approach is based on the present value of cash flows from contractual lease agreements and projected future lease payments, including contingent rentals, net of expenses, which extend to the end of the aircraft’s economic life in its highest and best use configuration, as well as a disposition value based on expectations of market participants. These valuations are considered Level 3 valuations, as the valuations contain significant non-observable inputs.

j.	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance for deferred tax assets when the probability of realization of the full value of the asset is less than 50%. The Company recognizes the impact of a tax position, if that position is more than 50% likely to be sustained on audit, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company recognizes interest and penalties for uncertain tax positions in income tax expense.

k.	Deferred Costs

The Company incurs debt issue costs in connection with debt financings. Those costs are deferred and amortized over the life of the specific loan using the effective interest method and charged to interest expense. The Company also incurs costs in connection with equity offerings. Such costs are deferred until the equity offering is completed and either netted against the equity raised, or expensed if the equity offering is abandoned.

l.	Stock-based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award. The Company recognizes compensation costs for shares that are expected to vest, on a straight-line basis, over the requisite service period of the award.

m.	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.	Debt Financing

The Company’s consolidated debt as of December 31, 2010 is summarized below:

(dollars in thousands)	December 31, 2010

Warehouse credit facility	$554,915
Secured term debt financing	223,981
Unsecured financing	133,085

Total	$911,981

a.	Warehouse Facility

On May 26, 2010, a wholly-owned subsidiary of the Company entered into a revolving credit facility to finance the acquisition of aircraft. This facility provides the Company with access to $1.5 billion from a bank syndicate (the “Warehouse Facility”). The Company is able to draw on this facility during the initial two-year availability period. The Warehouse Facility accrues interest during the initial two-year period based on LIBOR plus 3.25% on drawn balances and at a fixed rate of 1.00% on un-drawn balances. The outstanding drawn balance at the end of the initial two-year period may be converted at our option to an amortizing, four-year term loan with an interest rate of LIBOR plus 4.25% for the initial three years of the term and margin step-ups during the remaining year that increase the interest rate to LIBOR plus 5.25%.

Based on the terms of the Warehouse Facility Agreement, the Company has pledged $200.0 million in aircraft collateral as a precondition to borrowing under the Warehouse Facility. As of December 31, 2010, the Company has borrowed $554.9 million under the Warehouse Facility and pledged 23 aircraft as collateral with a net book value of $930.0 million. In addition, the Company was required to pledge cash collateral, which accretes to $75.0 million over the revolving period of the Warehouse Facility. As of December 31, 2010, the Company had pledged $48.3 million in cash collateral and lessee deposits.

b.	Secured Financing

The Company funds some aircraft purchases through secured bilateral term financings. Wholly-owned subsidiaries of the Company will borrow through secured bank facilities to purchase an aircraft. The aircraft are then leased by the wholly-owned subsidiaries to airlines. The Company may guarantee the obligations of the wholly-owned subsidiaries under the loan agreements. The loans may be secured by a pledge of the shares of the subsidiary, the aircraft, the lease receivables, security deposits, maintenance reserves or a combination thereof.

During the period from inception to December 31, 2010, six of our wholly-owned subsidiaries entered into six secured term facilities with terms ranging from 4.6 to 7.0 years, yielding $226.2 million, with interest rates ranging from LIBOR plus 2.55% to LIBOR plus 3.00%, and pledged $336.8 million in aircraft collateral under these facilities. As of December 31, 2010, the outstanding balance on these facilities was $224.0 million. The Company has guaranteed $205.7 million of the obligations outstanding under these facilities as of December 31, 2010.

c.	Seller Financing

On July 9, 2010, a wholly-owned subsidiary of the Company borrowed $1.3 million of unsecured seller-financing through a sale-leaseback transaction to purchase an aircraft. The aircraft was leased by the wholly-owned subsidiary to the seller. The loan accrues interest based on a rate of 3.00%. The loan partially amortizes over the lease term and matures in 2012. At December 31, 2010, the outstanding loan balance was $1.1 million.

d.	Unsecured Credit Facilities

The Company funds some aircraft purchases through unsecured term financings. During the period from inception to December 31, 2010, we entered into nine unsecured two-year and three-year revolving credit facilities, aggregating $240.0 million. The facilities accrue interest during the term based on the election of the Company at each individual funding date. The Company is permitted to elect a LIBOR based loan plus 2.00% or the higher of (i) Prime or (ii) 2.00%. The Company is obligated to pay 0.25% to 0.50% on the unused portion of the facilities. As of December 31, 2010, we had drawn $120.0 million across all our unsecured revolving credit facility agreements. All of our unsecured revolving credit facilities bear interest at LIBOR plus 2.00%. As of December 31, 2010, the Company maintained $26.0 million in compensating balances with the lenders under these facility agreements.

Finally, we entered into a $12.0 million, five-year term unsecured facility at a fixed rate of 3.90%. This facility was fully drawn as of December 31, 2010.

e.	Shareholder Promissory Note

In February 2010, the Company borrowed $250,000 under a promissory note agreement with an entity controlled by the Company’s Chairman and CEO. Interest due under the promissory note was at an annual rate of 3.00%, compounded quarterly. This note matured on June 4, 2010, upon the successful offering of the Company’s common stock pursuant to Rule 144A, Regulation S, and Regulation D of the Securities Act of 1933, as amended.

f.	Shareholder Revolving Loan

In March 2010, the Company’s Chairman and CEO entered into an unlimited revolving credit agreement with the Company. Interest due under the revolving loan was based on LIBOR plus 3.50%, compounded quarterly, on the outstanding balance of the loan. There were no fees for any un-drawn balance. The Shareholder Revolving Loan matured on June 4, 2010, upon the successful offering of the Company’s common stock pursuant to Rule 144A, Regulation S, and Regulation D of the Securities Act of 1933, as amended. At maturity the outstanding loan balance was $50,336.

g.	Underwriter Promissory Note

In April 2010, the Company borrowed $2.0 million under a promissory note agreement with the Company’s underwriter for our June 2010 equity offering. Interest due under the promissory note was based on LIBOR plus 3.50%, compounded annually. This note matured on June 4, 2010, upon the successful offering of the Company’s common stock pursuant to Rule 144A, Regulation S, and Regulation D of the Securities Act of 1933, as amended.

h.	Shareholder Promissory Note

In April 2010, the Company borrowed $2.0 million under a promissory note agreement with an entity controlled by the Company’s Chairman and CEO. Interest due under the promissory note was based on LIBOR plus 3.50%, compounded annually. This note matured on June 4, 2010, upon the successful offering of the Company’s common stock pursuant to Rule 144A, Regulation S, and Regulation D of the Securities Act of 1933, as amended.

i.	Convertible Notes

On May 7, 2010, two investors (the “Early Investors”) agreed to lend the Company $50.0 million, and certain members of the Company’s management (and their respective families or affiliates) and Board of Directors agreed to lend the Company $10.0 million, pursuant to convertible promissory note agreements. Interest accrued under the notes at an annual rate of 6.00% and was payable quarterly in cash. The notes were automatically converted on June 4, 2010, in satisfaction of the lenders’ obligations to purchase shares of the Company’s common stock at a price equal to $18.00 per share, in connection with the successful offering of the Company’s common stock pursuant to Rule 144A, Regulation S, and Regulation D of the Securities Act of 1933, as amended.

On May 7, 2010, the Early Investors contingently committed to purchase $250.0 million of the Company’s common stock at the lesser of (i) $18.00 per share and (ii) 90% of the offering price per share upon the completion of the Company’s common stock offering pursuant to Rule 144A, Regulation S, and Regulation D of the Securities Act of 1933, as amended, prior to December 31, 2010, including $50.0 million of the Company’s common stock that would be acquired upon conversion of the convertible promissory notes. On June 4, 2010, the Early Investors purchased $250.0 million of the Company’s common stock at a price equal to $18.00 per share upon the completion of the Company’s common stock offering, including $50.0 million of the Company’s common stock that was acquired upon conversion of the convertible promissory notes.

The Early Investors simultaneously entered into a convertible note agreement and a contingent stock purchase agreement. The Company allocated the proceeds received between the convertible note and the stock purchase agreement based on their relative fair value at issuance. An independent appraiser determined that the relative aggregate fair value of the convertible notes and stock purchase agreement was $35.4 million and $14.6 million, respectively. Consequently the Company recorded a $14.6 million discount at the issuance of the convertible notes, with an offsetting increase to Paid-in capital on the Company’s Consolidated Balance Sheet. The Company fully amortized this debt discount into Interest expense on the Consolidated Statement of Operations upon the conversion of the notes.

The Company evaluated the conversion option within the convertible notes to determine whether the conversion price was beneficial to the note holders. For the convertible notes issued to the Early Investors, management measured the intrinsic value in the conversion option based on the proceeds allocated to the convertible debt after proceeds were allocated to the contingent stock purchase agreement. As a result, the Company determined that the beneficial conversion features within the convertible notes was $21.2 million. The Company recorded the beneficial conversion feature as a discount at the issuance of the convertible notes, with an offsetting increase to Paid-in capital on the Company’s Consolidated Balance Sheet. The Company fully amortized this debt discount into Interest expense on the Consolidated Statement of Operations upon the conversion of the notes.

j.	Maturities

Maturities of debt outstanding at December 31, 2010 are as follows:

(dollars in thousands)

Years ending December 31,
2011	$29,605
2012	128,494
2013	192,007
2014	129,457
2015	145,435
Thereafter	286,983

Total	$911,981	(1)

(1)	As of December 31, 2010 the Company had $554.9 million of debt outstanding under the Warehouse Facility which will come due beginning in May 2012. The outstanding drawn balance at the end of the initial two-year period of the Warehouse Facility may be converted at the Company’s option to an amortizing, four-year term loan with an increasing interest rate.

As of December 31, 2010 the Company was restricted from making dividend payments under the most restrictive provisions of our debt agreements, as we are in a net loss position for the period from inception to December 31, 2010. In addition, the Company had no plans to make dividend payments as of December 31, 2010.

3.	Shareholders’ Equity

As of December 31, 2010, the Company had authorized 500,000,000 shares of Class A Common Stock, $0.01 par value per share, of which 63,563,810 shares were issued and outstanding. As of December 31, 2010, the Company had authorized 10,000,000 shares of Class B Non-Voting Common Stock, $0.01 par value per share, of which 1,829,339 shares were issued and outstanding. The rights and obligations of the holders of Class A and Class B Non-Voting Common Stock are identical, except with respect to voting rights and conversion rights. The holders of Class A Common Stock possess all voting power, and are not convertible into Class B Non-Voting Common Stock.

Each share of Class B Non-Voting Common Stock is convertible into one share of Class A Common Stock at the option of the holder, and is automatically converted at the time it is transferred to a third party unaffiliated with such initial holder, subject to the transfer restrictions.

As of December 31, 2010 the Company authorized 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares were issued or outstanding.

On June 4, 2010, the Company issued 482,625 warrants to two institutional investors (the “Committed Investors”). The warrants have a seven-year term and an exercise price of $20 per share. The Company uses the Black-Scholes option pricing model to determine the fair value of warrants. The fair value of warrants was calculated on the date of grant by an option-pricing model using a number of complex and subjective variables. These variables include expected stock price volatility over the term of the warrant, projected exercise behavior, a risk-free interest rate and expected dividends. The warrants have a fair value at the grant date of $5.6 million. The warrants are classified as an equity instrument and the proceeds from the issuance of common stock to the Committed Investors was split between the warrants and the stock based on fair value of the warrants and recorded as an increase to Paid-in capital on the Consolidated Balance Sheet.

4.	Rental Income

At December 31, 2010 minimum future rentals on non-cancelable operating leases of flight equipment, which have been delivered as of December 31, 2010, are as follows:

(dollars in thousands)

Years ending December 31,
2011	$197,870
2012	176,545
2013	153,650
2014	138,601
2015	118,142
Thereafter	289,000

Total	$1,073,808

Through December 31, 2010, the Company earned $3.6 million in contingent rentals based on our lessees’ usage of the aircraft.

The following table shows the scheduled lease terminations (for the minimum non-cancelable period which does not include lease extension options contractually available to our lessees) by aircraft type for our operating lease portfolio at December 31, 2010:

Aircraft Type	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total

Airbus A319-100	1		3		1	1	1						7
Airbus A320-200		2	2		1	1	1				1		8
Airbus A321-200						1	1						2
Airbus A330-200						1						1	2
Boeing B737-700	1	1				1			1		1		5
Boeing B737-800	1	1	3	1	4	1	3						14
Boeing B777-300ER								1			1		2

Total	3	4	8	1	6	6	6	1	1	—	3	1	40

5.	Concentration of Risk

a.	Geographical and Credit Risks

As of December 31, 2010, all of the Company’s revenues were generated by leasing flight equipment to foreign and domestic airlines, and currently the Company leases aircraft to 25 lessees.

As of December 31, 2010, we have entered into aircraft acquisition and lease commitments with airlines in Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Ireland, Italy, Japan, Kazakhstan, Kenya, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Russia, South Africa, South Korea, Spain, Sri Lanka, Trinidad & Tobago, Turkey, United Arab Emirates, United States and Vietnam.

During the period from inception to December 31, 2010 the Company had two customers that accounted for greater than 10% of rental of flight equipment revenues as follows:

December 31, 2010

Air Berlin	26.5%
Air France	15.1%

As of December 31, 2010, accounts receivable balances from Air Berlin and Air France were insignificant.

As our portfolio grows, we anticipate that a growing percentage of our aircraft will be located in the Asia/Pacific, Central America and South America and Middle East regions. The table below illustrates in terms of net book value the regions where our aircraft are operated as of December 31, 2010 and illustrates that most of our aircraft are operated internationally.

December 31, 2010

Europe	42.3%
Asia/Pacific	26.1
Central America, South America and Mexico	10.0
U.S. and Canada	15.6
Middle East	6.0

Total	100.0%

b.	Currency Risk

The Company attempts to minimize currency and exchange risks by entering into aircraft purchase agreements and a majority of lease agreements and debt agreements with U.S. dollars as the designated payment currency.

6.	Income Taxes

The provision for income taxes consists of the following:

For the Period
from Inception to
(dollars in thousands)	December 31, 2010

Current:
Federal	$—
State	—

—
Deferred:
Federal	(8,547)
State	(328)

Income tax benefit	$(8,875)

Differences between the provision for income taxes and income taxes at the statutory federal income tax rate are as follows:

	For the Period
	from Inception to
	December 31, 2010
(dollars in thousands)	Amount	Percent

Income taxes at statutory federal rate	$(21,320)	(35.0)%
State income taxes, net of federal income tax effect	(213)	(0.4)
Nondeductible interest — convertible note	12,529	20.6
Other	129	0.2

	$(8,875)	(14.6)%

The Company’s net deferred tax assets are as follows:

ASSETS (LIABILITIES)
Equity compensation	$8,616
Net operating losses	5,726
Rents received in advance	2,920
Accrued bonus	2,575
Other	489
Aircraft depreciation	(11,451)

Total assets	$8,875

At December 31, 2010, the Company has net operating loss carry-forwards (NOLs) for federal and state income tax purposes of $15.7 million, which are available to offset future taxable income in future periods.

The Company has not recorded a deferred tax valuation allowance as of December 31, 2010 as realization of the deferred tax asset is considered more likely than not. There was no change in the valuation allowance during the period from inception to December 31, 2010. In order to fully realize the deferred tax asset the Company would need to generate taxable income of $25.4 million. In assessing the realizability of the deferred tax assets management considered whether future taxable income will be sufficient during the periods in which those temporary differences are deductible or before NOLs expire. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategies in making this assessment. Management anticipates the timing differences on aircraft depreciation will reverse and be available for offsetting the reversal of deferred tax assets. The Company was formed in February 2010 and has incurred losses before tax during the period from inception to December 31, 2010 of $60.9 million. This loss included a charge of $35.8 million for the amortization of convertible debt discounts which is not deductible for tax purposes. In addition to budgets and long range forecasts which are dependent on future events management considered projected taxable income from aircraft leases in place at December 31, 2010. By projecting out future revenue and related costs from existing, executed contracts management concluded there was sufficient future income not subject to the risks of future aircraft purchases, related financing and new leases that deferred tax assets will more likely than not be realized.

As of December 31, 2010, the Company has not recorded any liability for unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company is subject to examinations by the major tax jurisdictions for the 2010 tax year.

7.	Commitments and Contingencies

a.	Aircraft Acquisition

As of December 31, 2010, we have commitments to acquire a total of 148 new and used aircraft through 2017 for delivery as follows:

Aircraft Type	2011	2012	2013	2014	2015	2016	2017	Total

A320/321-200	10	9	13	12	7			51
A330-200/300	2	4						6
B737-800(1)	5	3	12	12	12	12	9	65
B777-300ER	1							1
E190	4	8	3					15
ATR 72-600	2	8						10

Total	24	32	28	24	19	12	9	148

(1)	Four of the five Boeing B737-800s that we will acquire in 2011 will be used aircraft.

Commitments for the acquisition of these aircraft at an estimated aggregate purchase price (including adjustments for inflation) of approximately $6.2 billion at December 31, 2010 are as follows:

(dollars in thousands)

Years ending December 31,
2011	$1,172,086
2012	1,259,316
2013	1,089,748
2014	1,057,055
2015	818,378
Thereafter	791,475

Total	$6,188,058

As of December 31, 2010, we had made non-refundable deposits of $183.4 million on the aircraft which we have committed to purchase. If we are unable to satisfy our purchase commitments we may be forced to forfeit our deposits. Further, we would be exposed to potential breach of contract claims by our lessees and manufacturers.

b.	Office Lease

As of December 31, 2010, the Company modified its existing operating lease for office space and office equipment extending through 2024. The lease provides for step rentals over the term, and those rentals are considered in the evaluation of recording rent expense on a straight-line basis over the term of the lease. Tenant improvement allowances received from the lessor are deferred and amortized in selling, general and administrative expenses against rent expense. Commitments for minimum rentals under the non-cancelable lease term at December 31, 2010 are as follows:

(dollars in thousands)

Years ending December 31,
2011	$217
2012	1,441
2013	2,325
2014	2,395
2015	2,467
Thereafter	23,389

Total	$32,234

8.	Net Loss Per Share

Basic net loss per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock; however, potential common equivalent shares are excluded if their effect is anti-dilutive. The Company’s two classes of common stock, Class A and Class B Non-Voting, have equal rights to dividends and income and thus basic and diluted earnings per share are the same for each class.

Diluted net loss per share takes into account the potential conversion of the convertible notes using the “if-converted” method and the treasury stock method for stock options, restricted stock units and warrants. For the period from inception to December 31, 2010, the Company excluded 206,749 shares related to these potentially dilutive securities from the computation of diluted earnings per share because they were anti-dilutive.

The following table sets forth the reconciliation of basic and diluted net loss per share for the period from inception to December 31, 2010:

For the period
from Inception to
(In thousands, except share data)	December 31, 2010

Numerator:
Net loss available to common shareholders — basic and diluted EPS	$(52,040)
Denominator:
Weighted average common shares outstanding — basic and diluted EPS	39,511,045
Net loss per share:
Basic	$(1.32)
Diluted	$(1.32)

9.	Interest

The following table shows the components of interest for the period from inception to December 31, 2010:

For the period
from Inception to
December 31, 2010

Interest on borrowings	$12,831
Less capitalized interest	(1,769)

Interest	11,062
Amortization of deferred debt issuance cost	4,883
Amortization of convertible debt discounts	35,798

Interest expense	$51,743

10.	Fair Value Measurements

a.	Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company has no assets or liabilities which are measured at fair value on a recurring basis as of December 31, 2010.

b.	Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The Company measures the fair value of flight equipment on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. The Company principally uses the income approach to measure the fair value of these assets and liabilities when appropriate, as described below:

Flight Equipment

The Company records flight equipment at fair value when we determine the carrying value may not be recoverable. The fair value is measured using an income approach based on the present value of cash flows from contractual lease agreements and projected future lease payments, including contingent rentals, net of expenses, which extend to the end of the flight equipment’s economic life in its highest and best use configuration, as well as a disposition value, based on expectations of market participants.

The Company has no assets or liabilities that were measured at fair value on a non-recurring basis as of December 31, 2010.

11.	Fair Value of Financial Instruments

The carrying value reported on the balance sheet for cash and cash equivalents, restricted cash and other payables approximates their fair value.

The fair value of debt financing is estimated based on the quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities. The estimated fair value of debt financing as of December 31, 2010 was $931.2 million compared to a book value of $912.0 million.

12.	Equity Based Compensation

In accordance with the Company’s 2010 Equity Incentive Plan (“Plan”), the amount of Stock Options (“Stock Options”) and Restricted Stock Units (“RSUs”) authorized under the Plan is dependent on the total number of shares sold in the offering of the Company’s common stock pursuant to Rule 144A of the Securities Act of 1933, as amended. As of December 31, 2010, under the Plan, the Company was authorized to grant 3,225,908 Stock Options and 3,225,907 RSUs. As of December 31, 2010, the Company granted 3,225,908 Stock Options and 3,225,907 RSUs.

a.	Incentive Stock Options

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The fair value of stock-based payment awards on the date of grant is determined by an option-pricing model using a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and expected dividends. The Stock Options vest ratably over a three-year period and have a 10-year term. The options are exercisable at $20 per share.

Estimated volatility of the Company’s common stock for new grants is determined by using historical volatility of the Company’s peer group. Due to our limited operating history, there is no historical exercise data to provide a reasonable basis which the Company can use to estimate expected terms. Accordingly, the Company uses the “simplified method” as permitted under Staff Accounting Bulletin No. 110. The risk-free interest rate used in the option valuation model is derived from U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an assumed dividend yield of zero in the option valuation model. In accordance with ASC Topic 718, Compensation — Stock Compensation, the Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The average assumptions used to value stock-based payments are as follows:

Dividend yield	0.0%
Expected term	6.0 years
Risk-free interest rate	2.3%
Volatility	52.7%
Forfeiture rate	0.4%

Activity under the Company’s stock option plan is as follows:

			Remaining	Aggregate
		Exercise	Contractual Term	Intrinsic Value
	Shares	Price	(in years)	(in thousands)

Options outstanding at inception	—
Granted	3,225,908	$20.00		$—
Exercised	—
Cancelled	—

Options outstanding as of December 31, 2010	3,225,908	$20.00	9.5	$—
Options exercisable at December 31, 2010	—

b.	Restricted Stock Unit Plan

The Company determines the fair value of its restricted stock awards is equal to the value of the underlying shares at the date of grant. The Company granted 3,225,907 RSUs as of December 31, 2010. The RSUs vest ratably on a four-year schedule subject to a performance measure.

The grant date fair value of stock-based awards was as follows:

	June 4,	July 14,	August 4, 2010	August 11, 2010	Total
(dollars in thousands)	2010	2010

Options	$26,314	$4,998	$61	$1,209	$32,582
RSU	49,000	11,847	150	3,217	64,214

Total	$75,314	$16,845	$211	$4,426	$96,796

As of December 31, 2010, there was $72.8 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested stock-based payments granted to employees. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures and is expected to be recognized over a weighted average period of 3.5 years. The Company recorded $24.0 million, in stock compensation expense from continuing operations for the period from inception through December 31, 2010.

As of December 31, 2010 no stock options were exercisable.

13.	Subsequent Events

During the first quarter of 2011, two of our wholly-owned subsidiaries entered into two separate six-year secured term facilities yielding $118.0 million, including a $26.0 million facility at LIBOR plus 2.50% and a $92.0 million facility at a fixed rate of 4.57%. The Company pledged $180.3 million in aircraft collateral under these secured facilities. Finally, we entered into a $6.0 million, amortizing four-year term unsecured facility at a fixed rate of 4.15%.

shares

Class A Common Stock

Prospectus

J.P. Morgan	Credit Suisse	FBR Capital Markets

          , 2011

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, Class A Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A Common Stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A Common Stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until          , 2011, all dealers that buy, sell or trade in our Class A Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

Item 13.	Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, paid or to be paid by the registrant in connection with the sale of the Class A Common Stock being registered hereby:

Amount

SEC registration fee	$
FINRA filing fee
listing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous

Total	$

Item 14.	Indemnification of directors and officers

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Our restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Our amended and restated bylaws provide for the indemnification of officers and directors of the corporation consistent with Section 145 of the DGCL.

The indemnification rights set forth above are not exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or directors or otherwise. We also entered into indemnification agreements with our directors that generally provide for mandatory indemnification to the fullest extent permitted by law.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to the Registration Statement is expected to provide that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of our Company against certain liabilities, including liabilities under the Securities Act of 1933.

Delaware law also provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against any liability asserted against and incurred by such person, whether or not the corporation would have the power to indemnify such person against such liability. We maintain, at our expense, an insurance policy that insures our officers and directors, subject to customary exclusions and deductions, against specified liabilities that may be incurred in those capacities.

Item 15.	Recent sales of unregistered securities

Since February 5, 2010, the registrant has sold the following securities without registration under the Securities Act of 1933, as amended (the “Act”):

1. From February 5, 2010 through April 20, 2010, the registrant issued and sold to certain employees an aggregate of 875,000 shares of Class A Common Stock for an aggregate purchase price of $1.75 million in cash.

2. On June 4, 2010, the registrant issued and sold to funds managed by each of Leonard Green & Partners, L.P. and Ares Management LLC an aggregate of 13,888,888 shares of Class A Common Stock for an aggregate purchase price of $250 million, $200 million of which was paid in cash and $50 million of which was represented by cancellation of senior convertible notes issued by the registrant to such persons on May 7, 2010.

3. On June 4, 2010, the registrant issued and sold to certain members of its management (and their family members and affiliates) and members of its board of directors an aggregate of 555,556 shares of Class A Common Stock for an aggregate purchase price of $10 million, which was represented by cancellation of senior convertible notes issued by the registrant to such persons on May 7, 2010.

4. From June 4, 2010 through July 13, 2010, the registrant issued and sold to institutional and individual investors an aggregate of 50,050,205 shares of Common Stock for an aggregate purchase price of $1 billion in cash.

5. On June 4, 2010, the registrant issued a warrant to purchase 214,500 shares of Common Stock and a warrant to purchase 268,125 shares of Common Stock to Société Générale S.A. and Commonwealth Bank of Australia, respectively, at an exercise price of $20.00 per share.

6. From June 4, 2010 through August 11, 2010, the registrant granted to certain employees options to purchase an aggregate of 3,223,658 shares of Class A Common Stock at an exercise price of $20.00 per share and restricted stock units with respect to an aggregate of 3,222,357 shares of Class A Common Stock under its Air Lease Corporation 2010 Equity Incentive Plan.

7. On June 17, 2010, the registrant issued to Commonwealth Bank of Australia 3,779,442 shares of Class A Common Stock in exchange for the surrender by Commonwealth Bank of Australia of the same number of shares of Class B Non-Voting Common Stock.

8. On July 14, 2010, the registrant granted to certain employees options to purchase an aggregate of 2,250 shares of Class A Common Stock at an exercise price of $20.00 per share and restricted stock units with respect to an aggregate of 3,550 shares of Class A Common Stock under its Air Lease Corporation 2010 Equity Incentive Plan.

9. From July 16, 2010 through July 26, 2010, the registrant issued and sold to certain employees an aggregate of 23,500 shares of Class A Common Stock for an aggregate purchase price of $470,000 in cash.

The transactions described above in Items 1–3, 6 and 9 were effected without registration under the Act in reliance on the exemptions from registration provided pursuant to Section 4(2) of the Act and Rule 506 of Regulation D thereunder relating to transactions not involving any public offering. The recipients of the securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for offer or sale in connection with any distribution thereof, and also represented that they were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Act. Appropriate legends were affixed to share certificates, and/or investors were informed of the limitations on resale of the Class A Common Stock through the use of appropriate disclosure and contractual representations.

The transactions described in Items 4 and 5 were effected without registration under the Act in reliance on the exemptions from registration pursuant to Rule 144A, Rule 506 of Regulation D, and Regulation S promulgated under the Act, with FBR Capital Markets & Co. (formerly Friedman Billings Ramsey & Co., Inc.) acting as initial purchaser and placement agent. A portion of the securities were sold directly by the registrant to accredited investors and non-U.S. persons in transactions exempt from registration under Section 4(2) of the Act and Rule 506 of Regulation D thereunder relating to sales not involving any public offering and Regulation S relating to offshore sales. The remainder of the securities were sold to the initial purchaser who resold the shares to persons it reasonably believed were “qualified institutional buyers” (as defined by Rule 144A under the Act) or to non-U.S. persons (as defined under Regulation S of the Act). The securities were sold only to investors that the registrant believed were qualified institutional buyers, accredited investors and/or non-U.S. persons. Additionally, none of these sales were made by any form of general solicitation or general advertising. Finally, the registrant took reasonable precautions to ensure that all of the purchasers were purchasing shares for their own account and were informed of the limitations on resale of the securities through the use of appropriate disclosure and contractual representations that were obtained from the purchasers. For its role as initial purchaser and placement agent, FBR Capital Markets & Co., generally received an initial purchaser’s discount or placement fee equal to $1.05 per share (or 5.25% of the per share consideration), except with respect to 10 million shares for which it received an initial purchaser’s discount or placement fee of $0.20 per share (or 1.00% of the per share consideration) and 3,912,500 shares with respect to which it did not receive an initial purchaser’s discount or fee. Following the closing of the transactions described in Items 4 and 5, FBR Capital Markets & Co. reimbursed to the registrant an amount equal to 1.15% of the gross proceeds received from such offering.

The transaction described in Item 7 was effected without registration under the Act in reliance on either Section 3(a)(9) of the Act as an exchange by the registrant with an existing security holder where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange, or the exemption from registration provided under Section 4(2) of the Act as a transaction not involving a public offering.

The transactions described above in Item 8 were effected without registration under the Act in reliance on the exemption from registration provided pursuant to either or both of Section 4(2) of the Act or Rule 701 thereunder, as transactions pursuant to compensatory benefit plans and contracts relating to compensation.

Item 16. Exhibits and financial statement schedules

A. Exhibits

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3	.1**	Restated Certificate of Incorporation of Air Lease Corporation
3.2		Amended and Restated Bylaws of Air Lease Corporation
4	.1*	Form of Specimen Stock Certificate
4	.2**	Registration Rights Agreement, dated as of June 4, 2010, between Air Lease Corporation and FBR Capital Markets & Co., as the initial purchaser/placement agent
5	.1*	Opinion of Munger, Tolles & Olson LLP
10	.1**	Warehouse Loan Agreement, dated as of May 26, 2010, among ALC Warehouse Borrower, LLC, as Borrower, the Lenders from time to time party hereto, and Credit Suisse AG, New York Branch, as Agent

Exhibit
No.		Description

10	.2**	Pledge and Security Agreement, dated as of May 26, 2010, among Air Lease Corporation, as Parent, ALC Warehouse Borrower, LLC, as Borrower, the subsidiaries of the Borrower from time to time party hereto, Deutsche Bank Trust Company Americas, as Collateral Agent, and Credit Suisse AG, New York Branch, as Agent
10.3		Amended and Restated Air Lease Corporation 2010 Equity Incentive Plan
10.4		Form of Restricted Stock Unit Award Agreement
10.5		Form of Option Award Agreement
10	.6**	Warrant No. 1 to purchase 214,500 shares of Common Stock, dated June 4, 2010
10	.7**	Warrant No. 2 to purchase 268,125 shares of Common Stock, dated June 4, 2010
10	.8**	Employment Agreement, dated as of February 5, 2010, by and between Air Lease Corporation and Steven F. Udvar-Házy
10	.9**	Amendment to Employment Agreement, dated as of August 11, 2010, by and between Air Lease Corporation and Steven F. Udvar-Házy
10	.10**	Employment Agreement, dated as of March 29, 2010, by and between Air Lease Corporation and John L. Plueger
10	.11**	Amendment to Employment Agreement, dated as of August 11, 2010, by and between Air Lease Corporation and John L. Plueger
10.12		Form of Indemnification Agreement with directors and officers
10	.13**†	A320 Family Purchase Agreement, dated July 19, 2010, by and between Air Lease Corporation and Airbus S.A.S.
10	.14**†	A330-200 Purchase Agreement, dated September 2, 2010, by and between Air Lease Corporation and Airbus S.A.S.
10	.15**†	Purchase Agreement Number PA-03524, dated as of September 30, 2010, by and between Air Lease Corporation and The Boeing Company.
10	.16**†	Purchase Agreement, dated October 5, 2010, by and between Air Lease Corporation and Embraer — Empresa Brasileria De Aeronáutica S.A.
10.17		Amended and Restated Deferred Bonus Plan
10.18		Form of Grant Notice for Non-Employee Director Restricted Stock Units
21.1		List of Subsidiaries of Air Lease Corporation
23.1		Consent of KPMG LLP
23	.2*	Consent of Munger, Tolles & Olson LLP (included in Exhibit 5.1)
23.3		Consent of AVITAS, Inc.
24	.1**	Power of Attorney

*	To be filed by amendment.

**	Previously filed.

†	The registrant has omitted confidential portions of the referenced exhibit and filed such confidential portions separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act of 1933, as amended.

B. Financial Statement Schedules

All financial statement schedules are omitted because they are not applicable or the information is included in the financial statements or related notes.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, state of California, on February 22, 2011.

AIR LEASE CORPORATION

By:	/s/ John L. Plueger
Name:     John L. Plueger

Title:	President & Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven F. Udvar-Házy Steven F. Udvar-Házy	Principal Executive Officer	February 22, 2011

/s/ James C. Clarke James C. Clarke	Principal Financial Officer	February 22, 2011

/s/ Gregory B. Willis Gregory B. Willis	Principal Accounting Officer	February 22, 2011

/s/ Steven F. Udvar-Házy Steven F. Udvar-Házy	Director	February 22, 2011

/s/ John L. Plueger John L. Plueger	Director	February 22, 2011

* John G. Danhakl	Director	February 22, 2011

* Matthew J. Hart	Director	February 22, 2011

* Robert A. Milton	Director	February 22, 2011

* Michel M.R.G. Péretié	Director	February 22, 2011

* Antony P. Ressler	Director	February 22, 2011

Signature		Title	Date

* Wilbur L. Ross, Jr.		Director	February 22, 2011

* Ian M. Saines		Director	February 22, 2011

* Dr. Ronald D. Sugar		Director	February 22, 2011

*By:	/s/ John L. Plueger John L. Plueger Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3	.1**	Restated Certificate of Incorporation of Air Lease Corporation
3.2		Amended and Restated Bylaws of Air Lease Corporation
4	.1*	Form of Specimen Stock Certificate
4	.2**	Registration Rights Agreement, dated as of June 4, 2010, between Air Lease Corporation and FBR Capital Markets & Co., as the initial purchaser/placement agent
5	.1*	Opinion of Munger, Tolles & Olson LLP
10	.1**	Warehouse Loan Agreement, dated as of May 26, 2010, among ALC Warehouse Borrower, LLC, as Borrower, the Lenders from time to time party hereto, and Credit Suisse AG, New York Branch, as Agent
10	.2**	Pledge and Security Agreement, dated as of May 26, 2010, among Air Lease Corporation, as Parent, ALC Warehouse Borrower, LLC, as Borrower, the subsidiaries of the Borrower from time to time party hereto, Deutsche Bank Trust Company Americas, as Collateral Agent, and Credit Suisse AG, New York Branch, as Agent
10.3		Amended and Restated Air Lease Corporation 2010 Equity Incentive Plan
10.4		Form of Restricted Stock Unit Award Agreement
10.5		Form of Option Award Agreement
10	.6**	Warrant No. 1 to purchase 214,500 shares of Common Stock, dated June 4, 2010
10	.7**	Warrant No. 2 to purchase 268,125 shares of Common Stock, dated June 4, 2010
10	.8**	Employment Agreement, dated as of February 5, 2010, by and between Air Lease Corporation and Steven F. Udvar-Házy
10	.9**	Amendment to Employment Agreement, dated as of August 11, 2010, by and between Air Lease Corporation and Steven F. Udvar-Házy
10	.10**	Employment Agreement, dated as of March 29, 2010, by and between Air Lease Corporation and John L. Plueger
10	.11**	Amendment to Employment Agreement, dated as of August 11, 2010, by and between Air Lease Corporation and John L. Plueger
10.12		Form of Indemnification Agreement with directors and officers
10	.13**†	A320 Family Purchase Agreement, dated July 19, 2010, by and between Air Lease Corporation and Airbus S.A.S.
10	.14**†	A330-200 Purchase Agreement, dated September 2, 2010, by and between Air Lease Corporation and Airbus S.A.S.
10	.15**†	Purchase Agreement Number PA-03524, dated as of September 30, 2010, by and between Air Lease Corporation and The Boeing Company.
10	.16**†	Purchase Agreement, dated October 5, 2010, by and between Air Lease Corporation and Embraer — Empresa Brasileria De Aeronáutica S.A.
10.17		Amended and Restated Deferred Bonus Plan
10.18		Form of Grant Notice for Non-Employee Director Restricted Stock Units
21.1		List of Subsidiaries of Air Lease Corporation

Exhibit
No.		Description

23.1		Consent of KPMG LLP
23	.2*	Consent of Munger, Tolles & Olson LLP (included in Exhibit 5.1)
23.3		Consent of AVITAS, Inc.
24	.1**	Power of Attorney

*	To be filed by amendment.

**	Previously filed.

†	The registrant has omitted confidential portions of the referenced exhibit and filed such confidential portions separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act of 1933, as amended.